EXHIBIT D

FEDERATIVE REPUBLIC OF BRAZIL

This description of the Federative Republic of Brazil is dated as of August 22, 2003 and appears as Exhibit D to the Federative Republic of Brazil’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2002.

Until the introduction of the real in July 1994, Brazil had experienced high rates of inflation. A variety of indices exist for measuring inflation in Brazil. This document uses the General Price Index-Domestic Supply, a national price index based on a weighting of three other indices (“GPI-DS”), the Wholesale Price Index-Domestic Supply (“WPI-DS”) (60%), the Consumer Price Index (“CPI”) (30%), and the National Index of Building Costs (“NIBC”) (10%). The GPI-DS, one of the most widely used inflation indices, is calculated by the Getúlio Vargas Foundation, an independent research organization. See “The Brazilian Economy—Prices”. As measured by the GPI-DS, the annual rate of inflation in Brazil was 26.4% in 2002, 10.4% in 2001, 9.8% in 2000, 20.0% in 1999 and 1.7% in 1998, but was 909.6% for 1994 and 2,708.6% for 1993. Other inflation indices from time to time show higher inflation rates than the GPI-DS. Such high historical levels of inflation, together with the devaluation of the Brazilian currency in relation to the U.S. dollar, render comparisons of year-to-year financial performance and U.S. dollar translations less meaningful. Accordingly, the effects of inflationary distortions should be considered by the readers of all financial and statistical information contained herein. Except as indicated herein, the exchange rates used herein to convert pre-Cruzado Plan cruzeiro, cruzado, cruzado novo, post-Cruzado Plan cruzeiro, cruzeiro real or real amounts into U.S. dollars for a particular period were the commercial rates of exchange recorded by the Central Bank in effect at the end of such period. These conversions are provided solely for the convenience of readers of this document and should not be construed as implying that the Brazilian currency amounts represent or have been or could be converted into U.S. dollars at such rates.

The following table sets forth certain exchange rate information for the selling of U.S. dollars, expressed in nominal reais, for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the real.

Table No. 1

Commercial Exchange Rates (Selling Side)

R$/$1.00

Year	Average for Period(1)	End of Period	Percentage Change (End of Period)
1998	1.1611	1.2087	8.3
1999	1.8158	1.7890	48.0
2000	1.8295	1.9554	9.3
2001	2.3522	2.3204	18.7
2002	2.9309	3.5333	52.3

(1)	Weighted average of the exchange rates on business days during the period.

Source:  Central Bank

In January 1999, the Central Bank abandoned its exchange band mechanism, which encouraged small exchange devaluations within a specified range and which had been in effect since March 1995, and permitted the value of the real to float freely against that of the dollar. On December 31, 2002, the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank of Brazil (the “Central Bank”), was R$3.5333 to $1.00. See “Balance of Payments and Foreign Trade—Foreign Exchange Rates and Exchange Controls”. In this report, references to “dollars”, “U.S. dollars”, “$” and “U.S.$” are to United States dollars, and references to “real”, “reais” and “R$” are to Brazilian reais.

The fiscal year of the federal Government of Brazil (the “Government”) ends December 31. The fiscal year ended December 31, 2002 is referred to herein as “2002”, and other years are referred to in a similar manner. Tables herein may not add due to rounding.

MAP OF BRAZIL

INTRODUCTION

Brazil is the fifth largest country in the world and occupies nearly half the land area of South America. Brazil shares a border with every country in South America except Chile and Ecuador. The capital of Brazil is Brasília, and the official language is Portuguese. On December 31, 2000, Brazil’s estimated population was 169.8 million.

Following two decades of military governments, in 1985 Brazil made a successful transition to civilian authority and democratic government. A new Brazilian Constitution (the “Constitution”) was adopted in 1988. In 1989, direct presidential elections were held for the first time in 29 years. After winning a runoff election with 61% of the vote on October 27, 2002, Luiz Inácio Lula da Silva assumed the presidency of Brazil on January 1, 2003. As President, Mr. da Silva has initiated a series of social programs, including a “Zero Hunger” campaign, which is intended to eradicate famine and address poverty in the country. He has also advocated reforms of the tax and pension systems and amendments to the country’s bankruptcy law. Finally, the da Silva administration’s economic policy has been characterized by fiscal discipline, a floating exchange rate and inflation targeting. Among the da Silva administration’s first initiatives was an increase in the consolidated public sector primary surplus target from 3.75% of real gross domestic product (“GDP”) in 2002 to 4.25% of GDP in 2003, 2004 and 2005.

Mr. da Silva’s proposed pension reforms include: (i) an increase in the minimum retirement age for all civil servants from 48 to 55 years for women and from 53 to 60 years for men; (ii) a cap on the amount of pensions paid to widows or orphans (to age 21) of civil servants of 70% of the amount to which the deceased spouse would have been entitled; (iii) the institution of a uniform contribution level for municipal, state and federal workers consisting of 11% of the amount of the employee’s salary; (iv) a requirement that retired civil servants contribute to the social security system 11% of the amount by which the retired employee’s pension exceeds R$1,058 per month; and (v) a cap on pensions paid to private sector retirees of R$2,400 per month. Mr. da Silva’s tax reforms would include the elimination of certain taxes and the replacement of the state tax on the circulation of goods and services (ICMS) with a value-added tax at uniform rates for all states. The state governors have agreed on the guiding principles for the proposed pension and tax reforms. Certain of these reforms will require amendments to Brazil’s federal Constitution. The Government introduced legislation intended to implement these reforms on April 30, 2003.

Whereas ordinary legislation requires only a simple majority of both houses of Congress, amendments to the Constitution require three-fifths of the votes of the respective members of each house of Congress in two separate rounds. Mr. da Silva is a member of the Workers’ Party (Partido dos Tabalhadores, or PT). Following the October 2002 elections, Mr. da Silva’s party held 90 out of the 513 seats in the Chamber of Deputies and 10 of the 81 seats in the Senate. Mr. da Silva was elected as part of a broad coalition consisting of the Liberal Party and five smaller parties, including the Brazilian Progressive Party (PPB) and the Brazilian Workers Party (PTB). Mr. da Silva’s coalition consists of 287 members (55.9%) of the Chamber of Deputies and 32 members (39.5%) of Senate. Because his coalition controls less than a majority of the Senate and less than the 60% required in each house to approve constitutional amendments, Mr. da Silva’s success in enacting his initiatives will depend on his ability to form and maintain alliances with other major parties in the Congress. On May 27, 2003, the Partido do Movimento Democrático Brasileiro, or PMDB, the largest party in the Senate and the third largest party in the Chamber of Deputies, decided to ally itself with Mr. da Silva’s coalition, giving Mr. da Silva’s coalition a potential majority in both houses of the Congress. The success of Mr. da Silva’s initiatives will also be influenced by public opinion toward the reforms and the strength of any opposition to the reforms by affected interest groups. See “The Federative Republic of Brazil—Form of Government and Political Parties”.

Under Brazilian law, amendments to the Constitution require an absolute three-fifths majority vote, in each of two rounds of voting, in both the Chamber of Deputies and the Senate. On August 5, 2003, the Chamber of Deputies approved by a vote of 358 to 126 the proposed pension reform legislation in the first round of voting.

The bill approved on August 5, 2003 included at least two changes to the Government’s original pension reform proposal:

•	Pensions for widows and orphans of civil servants will be paid in full up to R$2,400 per month. Amounts payable to such widows or orphans in excess of R$2,400 will be reduced by 30%.

•	Retired civil servants will be required to contribute to the social security system 11% of the amount by which the retired employee’s pension exceeds R$1,440 per month in the case of Federal retirees and R$1,200 per month in the case of all other retired civil servants, rather than the R$1,058 per month originally proposed.

Sixty-two Deputies from opposition parties voted for the bill, while 51 members of Mr. da Silva’s coalition, including three members of the Workers’ Party, voted against the measure. The bill must be approved by an absolute three-fifths majority vote in a second round of voting in the Chamber of Deputies and in two rounds of voting in the Senate to become effective.

Prior to the introduction of the real as Brazil’s official currency in July 1994 pursuant to the Plano Real, Brazil’s economic performance had been characterized by macroeconomic instability, including extremely high rates of inflation and significant and sudden currency devaluations. Pre-Plano Real stabilization efforts, which included wage and price controls, failed to contain inflation for any extended period. See “The Brazilian Economy—Historical Background”. The Plano Real, which the Government announced in December 1993, succeeded in lowering inflation from an annual rate of 2,708.6% in 1993 and 909.6% in 1994 to 14.8% in 1995, 9.3% in 1996, 7.5% in 1997 and 1.7% in 1998, as measured by the GPI-DS. The inflation rate increased to 20.0% in 1999, however, following the decision of the Central Bank in January 1999 to permit the value of the real to float against that of the dollar. The inflation rate subsequently declined, registering 9.8% in 2000 and 10.4% in 2001. See “The Brazilian Economy—Prices”.

The second half of 2002 and the first quarter of 2003 posed several challenges for Brazil, which arose in large part from the effects of Argentina’s financial crisis, a weak global economy, uncertainties about the country’s national elections held in October 2002 and concerns about terrorism and tensions in the Middle East. Through much of the period from July through October 2002, the real declined against the U.S. dollar. The real-U.S. dollar exchange rate (sell side), as published by the Central Bank, declined from R$2.8444 to $1.00 on June 28, 2002 to R$3.4285 to $1.00 on July 31, 2002 and to R$3.8949 to $1.00 on September 30, 2002 before reaching a low of R$3.9552 to $1.00 on October 22, 2002. Following the October 2002 elections, the real began to recover against the U.S. dollar, reaching R$3.5333 to $1.00 on December 31, 2002 and R$2.8720 to $1.00 on June 30, 2003. On July 31, 2003, the real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.9655 to U.S.$1.00. See “Balance of Payments and Foreign Trade—Foreign Exchange Rates and Exchange Controls”.

Largely as a result of a depreciation in the value of the real, increases in administered prices (prices subject to government regulation, such as rates for telephone calls and prices for gasoline and other petroleum derivatives, and prices governed by contracts with vendors, such as fares charged for certain public transportation) and rising oil prices in the world markets, the inflation rate began to rise in Brazil during the fourth quarter of 2002. The inflation rate, as measured by GPI-DS, began to accelerate in October 2002, increasing 4.2% in October 2002 and 5.8% in November 2002. Although the inflation rate subsequently subsided, it reached 26.4% for 2002. For the 12 months ending July 31, 2003, the inflation rate, as measured by GPI-DS, was 24.1%. See “The Brazilian Economy—Prices” and “Balance of Payments and Foreign Trade—Foreign Exchange Rates and Exchange Controls”.

To address rising inflation, the Central Bank increased its overnight Over/Selic interest rate target from 18% to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. The International Monetary Fund (“IMF”) also announced on September 6, 2002, in response to Brazil’s economic situation, that it had approved Brazil’s request for a 15-month standby facility of 22.8 billion in special drawing rights (SDR) (approximately $32.4 billion as of June 13, 2003) to support the country’s economic and financial program through December 2003. The standby facility replaced the 15-month standby facility that had been approved by the IMF on September 14, 2001. The IMF had completed three reviews under the new facility as of June 30, 2003, pursuant to which the IMF has found that Brazil has fulfilled all performance criteria under its letter of intent. Completion of the third review allowed Brazil to draw the equivalent of up to SDR6.55 billion (approximately $9.3 billion). As of June 30, 2003, Brazil had made purchases totaling SDR14.15 billion (approximately $20.1 billion) under the standby facility. See “The Brazilian Economy—Recent Economic Events and Policies.”

Noting that the inflation rate was likely to meet its target of 5.5% for 2004 and 4.5% for 2005 (with tolerance levels of plus or minus 2.5%), the Central Bank reduced its Over/Selic interest rate target from 26.5% to 26% on June 18, 2003, 24.5% on July 23, 2003 and 22% on August 20, 2003.

GDP rose 0.1% in 1998, 0.8% in 1999, 4.4% in 2000, 1.4% in 2001 and 1.5% in 2002. A large part of the GDP increase in 2002 was attributable to the agricultural sector (which grew by 5.8%), as well as to strong growth in the mining, oil and gas sector and the communications sector (which grew by 10.4% and 7.4%, respectively). Growth in the industrial and services sectors was 1.5% and 1.5%, respectively. Brazil’s GDP growth was flat during the first quarter of 2003, falling 0.1% relative to the fourth quarter of 2002. The agricultural sector rose 3.7% during the first quarter of 2003, but the industrial sector declined 2.2%. Growth in the services sector was flat.

The current account recorded deficits in each of the six years ended December 31, 1998 due to increased expenditures on services and a deteriorating trade balance. On December 31, 1998, Brazil’s current account deficit reached $33.4 billion. Brazil’s current account deficit declined 24.1% to $25.4 billion in 1999, largely as a result of an improved trade balance and a reduction in net service expenditures and net income outflows. In 2000 and 2001, Brazil’s current account deficit declined further to $24.2 billion and $23.2 billion, respectively. The current account deficit fell to approximately $7.7 billion in 2002 largely as a result of an improvement in the trade balance that year; Brazil registered a trade surplus of approximately $13.1 billion in 2002, versus a trade surplus of approximately $2.7 billion in the previous year. However, net foreign direct investment fell to $16.6 billion in 2002 from $22.5 billion in 2001, resulting in a balance of payments surplus of approximately $302 million, compared with a $3.3 billion balance of payments surplus in 2001. During the first seven months of 2003, net foreign direct investment totaled approximately $4.7 billion, compared with approximately $10.5 billion of such investment registered during the same period in 2002. See “Balance of Payments and Foreign Trade—Foreign Trade” and “—Balance of Payments”.

The Republic has financed most of its current account deficit each year through direct foreign investment. However, the Republic’s recurring current account deficits and the need to finance them have left the Republic vulnerable at times to external shocks and reductions in direct foreign investment. See “The Brazilian Economy—Recent Economic Events and Policies”.

Since 1994, debt management policy has aimed at lengthening the maturity of domestic public debt, as well as consolidating a domestic yield curve by means of selling fixed income government securities. The average maturity of debt was 149 days in December 1989, a period of high inflation. In December 2002, the average maturity of Brazil’s domestic debt securities was 33.2 months, up from 25.5 months in December 2001 and 15.9 months in December 2000. However, the percentage of debt that is indexed (floating-rate securities) has increased since December 1994. In December 1994, 59.8% of the debt was indexed, compared to 59.1% in December 1997, 96.5% in December 1998, 90.8% in December 1999, 85.1% in December 2000, 91.9% in December 2001 and 98.0% in December 2002. A significant percentage of this debt was indexed to the U.S. dollar; on June 30, 2003, Brazil’s U.S. dollar-indexed domestic securities debt (including foreign exchange swaps issued by the Central Bank) totaled approximately R$194.5 billion (29.1% of all federal debt securities), a drop from the approximately R$230.6 billion (33.6% of all federal debt securities) of such securities on December 31, 2002. By contrast, the aggregate principal amount of the federal debt securities indexed to the Over/Selic rate rose from R$288.0 billion (41.9% of all federal debt securities) on December 31, 2002 to R$345.6 billion (51.6% of all federal debt securities) on June 30, 2003, while fixed rate federal debt securities increased from R$13.7 billion (2.0% of all federal debt securities) on December 31, 2002 to R$30.0 billion (4.5% of all federal debt securities) on June 30, 2003.

The large stock of U.S. dollar-indexed and floating rate domestic debt securities makes the Republic’s finances susceptible to significant interest rate and exchange rate movements, mostly because the debt is accounted for on an accrual basis. Temporary movements in the exchange rate, however, do not necessarily mean that the debt is required to be paid at the adjusted amount. Persistent high debt servicing costs and the recognition of certain liabilities as obligations of Brazil have led to sustained high levels of net public sector debt as well as to nominal deficits, although these deficits have been reduced in recent years as a result of improved primary balances. The consolidated public sector primary balance (which is the financial balance less net borrowing costs of the public sector) showed a deficit of 1.0% of GDP in 1997 and a 0.0% of GDP balance in 1998. Since that time, the consolidated public sector primary balance has registered surpluses of 3.3% of GDP in 1999, 3.6% of GDP in 2000, 3.7% of GDP in 2001 and 4.1% of GDP in 2002. The consolidated public sector nominal balance (the difference between the level of consolidated public sector debt in one period and the level of such debt in the previous period, excluding the results of the privatization program and the effect of the exchange rate on the stock of debt), by contrast, showed deficits of 3.6% of GDP in 2000, 3.5% of GDP in 2001 and 4.4% of GDP in 2002. The interest expense in respect of Brazil’s public sector debt represented 8.6% of GDP in 2002, up from 7.2% of GDP in 2001.

Net public sector debt in Brazil, composed of the internal and external debt of the federal Government, State and local governments and public sector enterprises, amounted to $319.5 billion, or 41.7% of GDP, on December 31, 1998, $288.9 billion, or 49.2% of GDP, on December 31, 1999 and $288.1 billion, or 49.4% of GDP, on December 31, 2000. Net public sector debt reached 54.8% of GDP in September 2001 as the real depreciated in value against the U.S. dollar, but ended the year at $284.9 billion on December 31, 2001, or 52.6% of GDP, as a result of the appreciation of the real during the fourth quarter of 2001. As a result of the depreciation in the value of the real and the increases in the Over/Selic interest rate target in 2002 described above, Brazil’s net public sector debt rose to $249.5 billion (or 56.5% of GDP) on December 31, 2002 and $385.1 billion (or 56.6% of GDP) on February 28, 2003, declining to $264.9 billion (or 55.3% of GDP) on March 31, 2003 and rising again to $289.4 billion (or 53.6% of GDP) on May 31, 2003. See “Public Debt”.

During the period from 1982 until the implementation of Brazil’s external debt restructuring in 1994, Brazil failed to make payments on certain of its external indebtedness from commercial banks as originally scheduled, and in February 1987 declared a moratorium on principal and interest payments on external indebtedness to commercial banks. Brazil’s external indebtedness to commercial banks was restructured in a Brady Plan-type restructuring in April 1994. See “Public Debt—Debt Crisis and Restructuring”. Throughout the debt restructuring process, from 1982 to 1994, the Republic continued to make principal and interest payments on its external bonded indebtedness in accordance with the terms of such indebtedness. See “Public Debt—Debt Record”.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	1998		1999		2000		2001		2002
The Economy
Gross Domestic Product (“GDP”):
(in billions of constant 2002 reais)	R$	1,220.3	R$	1,229.9	R$	1,283.5	R$	1,301.7	R$	1,321.5
(in billions)(1)	U.S.$	787.9	U.S.$	536.6	U.S.$	602.2	U.S.$	510.4	U.S.$	451.0
Real GDP Growth (decline)(2)		0.1%		0.8%		4.4%		1.4%		1.5%
Population (millions)		165.7		167.9		170.1		172.4		174.6
GDP Per Capita(3)	U.S.$	4,755	U.S.$	3,196	U.S.$	3,539	U.S.$	2,961	U.S.$	2,583
Unemployment Rate(4)		7.6%		7.6%		7.1%		6.2%		7.1%
General Price Index-Domestic Supply (rate of change)(5)		1.7%		20.0%		9.8%		10.4%		26.4%
Nominal Devaluation Rate(6)		8.3%		48.0%		9.3%		18.7%		52.3%
Domestic Real Interest Rate(7)		26.6%		4.7%		7.0%		6.3%		(6.4%)
Balance of Payments (in U.S. $ billions)
Exports		51.1		48.0		55.1		58.2		60.4
Imports		57.8		49.3		55.8		55.6		47.2
Current Account		(33.4)		(25.4)		(24.3)		(23.2)		(7.7)
Capital and Financial Account (net)		29.7		17.3		19.3		27.1		8.8
Change in Total Reserves		(7.6)		(8.2)		(3.3)		2.9		2.0
Total Official Reserves		44.6		36.3		33.0		35.9		37.8
Public Finance
Financial Surplus (Deficit) as % of GDP(8)		(7.5)%		(5.8)%		(3.6)%		(3.5)%		(4.4%)
Primary Surplus (Deficit) as % of GDP(9)		0.0		3.3		3.6		3.7		4.1
Real Interest Expense as % of GDP		(7.1)		(4.4)		(4.7)		(4.7)		(1.5)
Operational Surplus (Deficit) as % of GDP(10)		(7.1)		(1.1)		(1.2)		(1.0)		2.6
Public Debt (in billions)
Gross Internal Debt (Nominal)(11)	U.S.$	354.2	U.S.$	295.1	U.S.$	295.5	U.S.$	286.8	U.S.$	229.6
Gross External Debt (Nominal)(12)		95.1		101.2		93.6		96.2		110.0
Public Debt as % of Nominal GDP
Net Internal Debt		35.5%		38.8%		39.7%		42.2%		42.0%
Net External Debt(13)		6.2		10.4		9.8		10.4		14.6
Total Public Debt (Nominal)	U.S.$	449.3	U.S.$	396.3	U.S.$	389.1	U.S.$	383.0	U.S.$	339.6

(1)	Converted into dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2002 reais.
(3)	Not adjusted for purchasing power parity.
(4)	Average annual unemployment rate of the metropolitan regions of Belo Horizonte, Porto Alegre, Recife, Rio de Janeiro, Salvador and São Paulo. See “The Brazilian Economy—Employment”.
(5)	GPI-DS is one indicator of inflation. While many inflation indicators are used in Brazil, the GPI-DS, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(6)	Year on year percentage appreciation of the dollar against the real (sell side).
(7)	Brazilian federal treasury securities deflated by the GPI-DS and adjusted at each month-end to denote real annual yield.
(8)	Financial results represent the difference between the consolidated public sector debt in one period and the consolidated public sector debt in the previous period, excluding the effects of the Government’s privatization program.
(9)	Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(10)	Operational results represent Government revenues less Government expenditures, including interest expenditures on public debt.
(11)	Presents debt on a consolidated basis, which is calculated as the gross internal debt less credits between governmental entities.

(12)	Not including external private debt. Consolidated external private debt as of December 31, 2002 was U.S.$74.5 billion.
(13)	Gross external debt less total reserves.

Sources:  Fundação Instituto Brasileiro de Geografia e Estatística (“IBGE”); Getúlio Vargas Foundation; Central Bank

THE FEDERATIVE REPUBLIC OF BRAZIL

Area and Population

Brazil is the fifth largest country in the world and occupies nearly half the land area of South America. Brazil is officially divided into five regions consisting of 26 states and the Federal District, where the Republic’s capital, Brasília, is located.

Brazil has one of the most extensive river systems in the world. The dense equatorial forests and semi-arid plains of the North are drained by the Amazon River and the fertile grasslands of the South by the Paraná, Paraguay and Uruguay Rivers. Other river systems drain the central plains of Mato Grosso and the hills of Minas Gerais and Bahia. Most of the country lies between the Equator and the Tropic of Capricorn, and the climate varies from tropical to temperate. More than half of the total terrain of Brazil consists of rolling highlands varying from 650 to 3,000 feet in altitude.

According to the demographic census conducted by the Brazilian Institute of Geography and Statistics (“IBGE”) in 2000, Brazil had an estimated population of 169.8 million that year. IBGE also estimates that the population is currently growing at a rate of 1.6% per year. Approximately 138.0 million people, or 81.2% of the population, live in urban areas; the urban population has been increasing at a greater rate than the population as a whole. The largest cities in Brazil were São Paulo and Rio de Janeiro, with estimated populations of 10.4 million and 5.9 million, respectively, according to the 2000 census. Other cities with populations in excess of one million were Brasília, Belém, Belo Horizonte, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife and Salvador. The States with the largest GDP in Brazil, São Paulo, Rio de Janeiro and Minas Gerais, had populations in excess of 37.0 million, 14.4 million and 17.9 million, respectively, on December 31, 2000.

There were approximately 136.9 million persons of working age (10 or more years of age) in Brazil in 2000. In 2001, the active labor force was composed of 75.5 million persons in 2000, of whom approximately 39.3% worked in retail and other services, approximately 20.6% in agriculture and related areas, approximately 13.5% in industry, approximately 6.5% in civil construction and approximately 18.4% in public administration.

Although social welfare indicators in Brazil such as per capita income, life expectancy, and infant mortality do not compare favorably to those of certain of Brazil’s neighboring countries, according to recent reports by the International Bank for Reconstruction and Development (the “World Bank”) and the United Nations, Brazil has made significant progress in improving social welfare over the past three decades. During that period, life expectancy in Brazil increased by approximately 12.9% (from 59.5 years in 1970-1975 to 67.2 years in 1995-2000) and the infant mortality rate decreased 66.3% (from 95 per 1,000 live births in 1970 to 32 per 1,000 live births in 2000). Adjusted for purchasing power parity by the United Nations, real GDP per capita rose 0.8% annually from 1975 to 2000. In addition, the reduction in inflation under the Plano Real and the consequent diminution of the erosion of purchasing power, as well as significant recent real increases in the legislated minimum wage and renewed economic growth, have improved the social welfare of large numbers of lower-income Brazilians.

The following table sets forth comparative GDP per capita figures and selected other comparative social indicators for 2000:

Table No. 2

Social Indicators, 2000

	Brazil	Argentina	Chile	Ecuador	Mexico	Peru	U.S.	Venezuela
Real GDP per capita(1)	$7,625	$12,377	$9,417	$3,203	$9,023	$4,799	$34,142	$5,794
Life expectancy at birth (years)	67.7	73.4	75.3	70.0	72.6	68.8	77.0	72.9
Infant mortality rate (per 1,000 Births)	32	18	10	25	25	40	7	20
Adult literacy rate	85.2%	96.8%	95.8%	91.6%	91.4%	89.9%	(2)	92.6%

(1)	Based on 2000 figures, adjusted for purchasing power parity by the United Nations. Per capita GDP amounts in this chart therefore differ from the amounts for per capita annual income set forth in “Summary Economic Information”.
(2)	For purposes of calculating its “Human Development Index”, the United Nations Development Program applied a rate of 99.0%.

Source:  United Nations Development Program, Human Development Report 2002

Form of Government and Political Parties

Brazil was discovered by the Portuguese navigator Pedro Álvares Cabral in the year 1500 and remained a Portuguese colony for more than 300 years. The colonial government, first established in Salvador in the Northeast, was transferred to Rio de Janeiro in 1763. During the Napoleonic wars the Portuguese court moved from Lisbon to Rio de Janeiro, where it remained until 1821. In the following year Brazil declared its independence from Portugal, and the Prince Regent Dom Pedro I became Emperor of Brazil. His successor, Dom Pedro II, ruled Brazil for 49 years, until the proclamation of the Republic on November 15, 1889. From 1889 to 1930, the presidency of the Republic alternated between officeholders from the dominant states of Minas Gerais and São Paulo. This period, known as the First Republic, ended in 1930, when Getúlio Dorneles Vargas took power. Vargas governed Brazil for the next fifteen years, first as chief of a provisional government (1930-1934), then as a constitutional president elected by Congress (1934-1937) and finally as dictator (1937-1945) of a government that he termed the New State (Estado Novo). During the period from 1945 to 1961, Brazil held direct elections for the presidency. The resignation of President Jânio da Silva Quadros in 1961 after less than seven months in office and the resistance to the succession to the presidency of Vice President João Goulart created a political crisis that culminated in the establishment of a parliamentary system of government. The new system of government lasted approximately 16 months. In January 1963, after a plebiscite, Brazil returned to a presidential government, which was overthrown by the military in March 1964. Military governments ruled Brazil from 1964 until 1985, when a civilian president was elected by means of an electoral college composed of Senators and Deputies.

Thereafter, a series of political reforms was enacted, including the reestablishment of direct elections for the President and the calling of a Constitutional Assembly which, in October 1988, adopted a new Brazilian Constitution. In December 1989, Fernando Collor de Mello was elected President of Brazil for a five-year term in the first direct presidential election since 1960. Since October 1994, Brazil’s Presidents have been elected to serve four-year terms. In October 2002, Luiz Inácio Lula da Silva of the Workers’ Party (Partido dos Tabalhadores, or PT) was elected President of Brazil; he assumed the presidency on January 1, 2003.

Brazil is a federative republic with broad powers granted to the federal Government. The Constitution provides for three independent branches of government: an executive branch headed by the President; a legislative branch consisting of the bicameral National Congress, composed of the Chamber of Deputies and the

Senate; and a judicial branch consisting of the Federal Supreme Court and lower federal and state courts. The Constitution provided for a mandatory constitutional review that began in October 1993 and ended on May 31, 1994. The review resulted in the adoption of six amendments, which included the reduction of the presidential term of office from five to four years. Since January 1, 1995, the National Congress has adopted 36 Constitutional amendments. See “The Brazilian Economy—Constitutional Reform”. The Constitution also provided for a plebiscite in April 1993 in which voters were permitted to consider alternative systems of government, including a return to the monarchy; in that plebiscite, the Brazilian electorate voted overwhelmingly to maintain the presidential system of government.

Under the Constitution, the President is elected by direct vote. A constitutional amendment adopted in June 1997 permits the re-election for a second term of the President and certain other elected officials. The President’s powers include the right to appoint ministers and key executives in selected administrative posts. The President may issue provisional measures (medidas provisórias) with the same scope and effect as legislation enacted by the National Congress. However, Constitutional Amendment No. 32, which became effective on September 12, 2001, prohibits the issuance of provisional measures for, among other things, the implementation of multi-year plans and budgets, the seizure of financial or other assets, and the regulation of matters which the Federal Constitution specifically requires the National Congress to regulate through complementary law. Under Constitutional Amendment No. 32, provisional measures are enforceable for up to 60 days, extendable for a single additional period of 60 days. If a provisional measure is rejected or if it is not voted by the National Congress within the enforcement period, the provisional measure becomes invalid as of the date it was issued. The amendment expressly prohibits the re-issuance of provisional measures not voted by the National Congress within the enforcement period.

The legislative branch of government consists of a bicameral National Congress composed of the Senate and the Chamber of Deputies. Ordinary legislation requires a simple majority vote in both houses of the National Congress for adoption. Amendments to the Constitution require an absolute three-fifths majority vote, in each of two rounds of voting, in both houses of the legislature. A matter addressed in a proposed amendment that is rejected cannot be reproposed during the same legislative session. The Senate is composed of 81 Senators, elected for staggered eight-year terms, and the Chamber of Deputies has 513 Deputies, elected for concurrent four-year terms. Each State and the Federal District is entitled to three Senators. The number of Deputies is based on a proportional representation system weighted in favor of the less populated States which, as the population increases in the larger States, assures the smaller States an important role in the National Congress.

The following table sets forth by the number and party affiliations of Senators and Deputies in the National Congress as of June 17, 2003.

Table No. 3

Distribution of National Congressional Seats by Party

	Senate	Chamber of Deputies
Partido dos Trabalhadores (PT)	14	93
Partido da Frente Liberal (PFL)	18	72
Partido do Movimento Democrático Brasileiro (PMDB)	22	68
Partido da Social Democracia Brasileira (PSDB)	10	63
Partido Trabalhista Brasileiro (PTB)	3	48
Partido Progressista Brasileiro (PPB)	—	47
Partido Liberal (PL)	3	34
Partido Socialista Brasileiro (PSB)	3	29
Partido Popular Socialista (PPS)	3	18
Partido Democrático Trabalhista (PDT)	5	14
Others	—	26

Total	81	512

Sources:  Official Websites of the Offices of the Chamber of Deputies and of the Senate and Central Bank

The judicial power is exercised by the Federal Supreme Court (composed of 11 Justices), the Superior Court of Justice (composed of 33 Justices), the Federal Regional Courts (appeals courts), military courts, labor courts, electoral courts and the several lower federal courts. The Federal Supreme Court, whose members are appointed for life by the President, has ultimate appellate jurisdiction over decisions rendered by lower federal and state courts on Constitutional matters.

Brazil is divided administratively into 26 States and the Federal District. The States are designated as autonomous entities within the federative union and have all powers that the Constitution does not preclude the States from exercising. The Constitution reserves to the Republic the exclusive power to legislate in certain areas, including, among others, monetary systems, foreign affairs and trade, social security and national defense. The States may exercise legislative power in matters not reserved exclusively to the Republic and have, concurrently with the Republic, certain powers of taxation. At the State level, executive power is exercised by governors elected for four-year terms and legislative power by State deputies also elected for four-year terms. Judicial power at the state level is vested in the State courts, and appeals of State court judgments may be taken to the Superior Court of Justice and the Federal Supreme Court.

As a result of the general elections in October 2002, the PT (headed by Mr. da Silva) has the largest delegation in the National Congress. However, none of the political parties can be said to play a dominant role. Among the other major parties are the PFL, the PMDB, the PSDB, the PTB, the PPB, the PL, the PSB, the PPS and the PDT.

Federal, State and Local Elections

National general elections were held in October 2002. The offices of the President and State Governors, two-thirds of the Senate and all the seats in the Federal Chamber of Deputies, as well as seats in the State legislatures, were determined pursuant to the election. After winning a runoff election with 61% of the vote on October 27, 2002, Luiz Inácio Lula da Silva assumed the presidency of Brazil on January 1, 2003. Mr. da Silva is a member of the Workers’ Party (Partido dos Tabalhadores, or PT). Following the October 2002 elections, Mr.

da Silva’s party held 90 out of the 513 seats in the Chamber of Deputies and 10 of the 81 seats in the Senate. Mr. da Silva was elected as part of a broad coalition consisting of the Liberal Party and five smaller parties, including the Brazilian Progressive Party (PPB) and the Brazilian Workers Party (PTB). Mr. da Silva’s coalition consists of 287 members (55.9%) of the Chamber of Deputies and 32 members (39.5%) of Senate. Because his coalition controls less than a majority of the Senate and less than the 60% required in each house to approve constitutional amendments, Mr. da Silva’s success in enacting his initiatives will depend on his ability to form and maintain alliances with other major parties in Congress.

Brazil last held local elections on October 1, 2000. In those elections, the ten political parties constituting former President Cardoso’s coalition won 4,699 mayoral races, while opposition party candidates won 769. Certain other mayoral races were decided in runoff elections held on October 29, 2000, when opposition party candidates won 21 of the 31 mayoral races at issue, including that in the Municipality of São Paulo. Brazil’s next local elections are slated to be held in October 2004.

External Affairs and Membership in International Organizations

Brazil maintains diplomatic and trade relations with almost every nation in the world. It has been a member of the United Nations since 1945. The Republic participates in the organizations under the control of the United Nations Secretariat, as well as others of a voluntary character, such as the International Fund for Agriculture and Development.

Brazil is an original member of the International Monetary Fund and the World Bank, as well as three affiliates of the World Bank, the International Finance Corporation, the International Development Association and the Multilateral Investment Guaranty Agency. Brazil was an original member of the General Agreement on Tariffs and Trade (“GATT”) and is a charter member of the World Trade Organization. In addition, Brazil is an original member of the Inter-American Development Bank (“IDB”), the Inter-American Investment Corporation and the African Development Bank Group.

At the regional level, Brazil participates in the Organization of American States (the “OAS”) and in several sub-regional organizations under the OAS, as well as in the Latin American Economic System, the Latin American Integration Association, the Andean Development Corporation and the Financial Fund for the Development of the River Plate Basin.

In March 1991, Brazil, Argentina, Paraguay and Uruguay entered into the Treaty of Asunción, formally establishing the Mercado Comum do Sul (“Mercosul”), a common market organization composed of the signatory nations. In December 1994, the four member countries signed an agreement establishing the date of January 1, 1995 for the implementation of a Common External Tariff (“CET”) intended to transform the region into a customs union. However, because each member country was permitted a list of 450 exceptions (399 in the case of Paraguay) to the CET, the full implementation of a customs union has not been achieved.

At the first Summit of the Americas in Miami, Florida, in December 1994, Brazil joined 33 other countries in the Western Hemisphere in negotiatons for the establishment of a Free Trade Area of the Americas (“FTAA”). In December 1995, Mercosul and the European Union signed a framework agreement for the development of free trade between them. In 1996, Mercosul signed agreements with Chile and Bolivia, effective October 1996 and February 1997, respectively, for the development of free trade among them; these agreements were approved by the Brazilian National Congress in September 1996 and April 1997, respectively.

On October 29, 1999, Brazil and Argentina signed a protocol under the Treaty of Asunción to give effect to a memorandum of understanding between institutions in the two countries responsible for the certification of products that harmonizes the two countries’ standards for certification of certain products. The agreement covers a variety of products, including shoes, home appliances and toys.

THE BRAZILIAN ECONOMY

Historical Background

From the late 1960s through 1982, Brazil followed an import-substitution, high-growth development strategy financed, in large part, by heavy recourse to foreign borrowings. Foreign debt grew at an accelerated pace in response to the oil shocks of the 1970s and, when international interest rates rose sharply in 1979-80, the resulting accumulated external debt became one of Brazil’s most pressing problems in the decade that followed. See “Public Debt—Debt Crisis and Restructuring”. The debt crisis of the 1980s and high inflation substantially depressed real growth of Brazil’s GDP, which averaged 2.3% per year from 1981 to 1989. The public sector’s role in the economy also expanded markedly, with many key economic sectors subject to Government monopoly or subsidized participation, and significant structural distortions were introduced through high tariffs and the creation of subsidies and tax credit incentives. Significant increases in the money supply to finance a large and growing fiscal deficit further fueled inflationary pressures.

Efforts to address these problems during the late 1980s and early 1990s were largely unsuccessful. High inflation and the recurrent threat of hyperinflation during this period prompted the Government to pursue a series of stabilization plans, but these plans were undermined by a variety of factors. Stabilization measures implemented at that time relied on mechanisms, such as price and wage freezes and/or unilateral modifications of the terms of financial contracts, that were not supported by fiscal and monetary reforms. A central problem during this period was the public sector, which ran operational deficits averaging more than 5% of GDP during the five-year period from 1985 to 1989, while monetary policy was compromised by the short-term refinancing of public sector debt. These problems were aggravated by the 1988 Constitution, which limited the ability of the federal Government to dismiss public sector employees and reallocated public resources, in particular tax revenues, from the federal Government to the States and municipalities without a proportional shift of responsibilities to them, thereby further constraining the effectiveness of federal government fiscal policy. The practice of inflation indexation in the economy, which made prices downwardly rigid, also helped to undermine stabilization measures. See “—Relationship between the Federal and Local Governments”, “—Employment” and “Public Finance—Taxation and Revenue Sharing Systems”.

In December 1993, the Government announced a stabilization program, known as the Plano Real, aimed at curtailing inflation and building a foundation for sustained economic growth. The Plano Real was designed to address persistent deficits in the Government’s accounts, expansive credit policies and widespread, backward-looking indexation.

The Plano Real had three stages. The first stage included a fiscal adjustment proposal for 1994, consisting of a combination of spending cuts and an increase in tax rates and collections intended to eliminate a budget deficit originally projected at $22.0 billion. Elements of the proposal included (i) cuts in current expenditures and investment through the transfer of some activities from the federal Government to the States and municipalities, (ii) the establishment of an Emergency Social Fund (“ESF”), financed by reductions in constitutionally mandated transfers of federal Government revenues to the States and municipalities, to ensure financing of social welfare spending by the federal Government, (iii) a prohibition on sales of public bonds by the Government, except to refinance existing debt and for certain specified expenditures and investments, (iv) new taxes, including a new levy on financial transactions, and (v) the collection of mandatory Social Security contributions (“COFINS”) in order to finance health care and welfare programs, following the November 1993 confirmation by the Federal Supreme Court that such contributions were permissible under the Constitution.

The second stage of the Plano Real, initiated on March 1, 1994, began the process of reform of the Brazilian monetary system. Brazil’s long history of high inflation had led to the continuous and systematic deterioration of the domestic currency, which no longer served as a store of value and had lost its utility as a unit of account. Because inflation had reduced dramatically the information content of prices quoted in local currency, economic agents had included in their contracts a number of mechanisms for indexation (providing for the adjustment of the amounts payable thereunder by an agreed-upon inflation or tax rate to preserve the economic value of such contracts) and the denomination of obligations in indexed units of account. The process of rehabilitation of the national currency began with the creation and dissemination of the Unidade Real de Valor (the Unit of Real Value, or “URV”) as a unit of account. The second stage of the Plano Real was designed to eliminate the indexation of prices to prior inflation and to link indexation to the URV instead.

The third stage of the Plano Real began on July 1, 1994, with the introduction of the real as Brazil’s currency. All contracts denominated in URVs were automatically converted into reais at a conversion rate of one to one, and the URV, together with the cruzeiro real, ceased to exist (although the cruzeiro real was generally accepted until August 31, 1994). The real initially appreciated against the U.S. dollar, with the rate in the commercial market (sell side) moving from R$1.00/dollar, when the real was introduced, to R$0.829/dollar on October 14, 1994. Thereafter, the real gradually declined in value against the dollar, reaching R$1.1164 per dollar on December 31, 1997 and declining further to R$1.2087 per dollar on December 31, 1998. In March 1995, the Central Bank formalized an exchange band system pursuant to which the real would be permitted to float against the U.S. dollar within bands established by the Central Bank. As described more fully below, however, the Central Bank was forced to abandon its exchange band mechanism, which encouraged small exchange devaluations within a specified range, and permit the value of the real to float freely against that of the U.S. dollar.

Largely as a result of the measures under the Plano Real, the average monthly rate of inflation dropped significantly from 43.2% during the first half of 1994 to 2.65% during the second half of that year. The annual rate of inflation for 1994 was 909.6%, down from 2,708.6% in 1993. The public sector operational balance also showed a surplus of 1.3% of GDP in 1994, versus a 0.2% of GDP public sector operational surplus in 1993. However, the external accounts showed a higher current account deficit in 1994 as a result of an increase in imports and a reduction in net capital account surplus.

Recent Economic Events and Policies

External crises, such as those involving Mexico, Asia, Russia and Argentina, have presented continuing challenges for Brazil. Brazil has registered current account deficits every year since 1992. Although the Republic has financed most of its current account deficit each year through foreign direct investment, the Republic’s recurring current account deficits and the need to finance them have left the Republic vulnerable at times to external shocks and reductions in foreign direct investment. The external shocks have at times resulted in a depreciation of the real and a decline in the level of foreign direct investment. These factors have, in turn, resulted at times in a higher rate of inflation, reduced levels of international reserves and higher interest rates.

In response to a sell-off of Brazilian securities in late October 1997 and related declines in the Brazilian stock markets, the Central Bank took temporary measures designed to provide long-term stability in the Brazilian capital markets and to moderate surges in capital outflows. On October 31, 1997, the Central Bank increased its basic rate, known as the TBC, to 3.05% per month (or 43.4% per annum) from 1.58% per month and its financial institutions assistance rate (the “TBAN rate”) to 3.23% per month from 1.78% per month. On November 10, 1997, the Government also announced a package of 51 measures consisting of budget cuts and tax increases intended to reduce the Government’s current account deficit in 1998. Measures intended to reduce expenditures included, among other things, (i) a 15% reduction in the 1998 expenditure budget, (ii) layoffs of approximately 33,000 federal workers, (iii) the elimination of 70,000 unfilled federal positions, (iv) a 10% reduction in the number of advisory positions, (v) a reduction of investment in public companies and (vi) a prohibition against federal financing for States that had not signed debt renegotiation accords with the Government. Measures intended to increase revenues included, among others, (i) a 50% reduction in regional and sectorial industrial incentives, (ii) a 10% increase in personal income taxes (“IRPF”) due in 1998 and a limitation on deductions to 20% of the tax due, (iii) temporary increases in fuel prices and increases in the excise tax (“IPI”) on automobiles and liquor and (iv) a requirement that State banks pay a greater percentage of profits as dividends to the Government. Certain of these measures, including many spending cuts, required Congressional approval for their implementation and were not enacted. Despite these measures, Brazil’s public sector operational deficit rose to 4.2% of GDP in 1997 and 7.1% of GDP in 1998.

In 1998, as international reserves came under pressure, the Government, among other things, (i) raised the TBAN rate to 49.75% from 29.75% per annum, (ii) temporarily eliminated financial institutions’ access to funds at the TBC, (iii) reduced the minimum term for new foreign currency debt to one year from two years and (iv) reduced the minimum term for the rollover of foreign currency debt to six months from one year. In addition, on October 28, 1998, the Government announced a set of measures, collectively referred to as the Fiscal Stabilization Program, that were intended to produce a primary surplus of 2.6% of GDP in 1999, 2.8% of GDP in 2000 and 3.0% of GDP in 2001. The Government estimates for the Fiscal Stabilization Program assumed reduced GDP growth of 0.5% in 1998 and negative 1.0% in 1999.

In addition, on November 13, 1998, the International Monetary Fund (IMF) announced a $41.8 billion support package for Brazil, approximately $18.3 billion of which was to be provided by the IMF and $4.5 billion by each of the World Bank and the Inter-American Development Bank, and an additional $14.5 billion of which was to be provided by 20 countries through a credit facility coordinated by the Bank for International Settlements and the Ministry of Finance of Japan. Of the support package resources, $32.2 billion was to be available to Brazil during the first 12 months, if needed. Brazil received the first installment of approximately $9.3 billion in two disbursements, following the approval of the IMF’s component of the support package by its Executive Board on December 3, 1998 and the ratification of the package by the Brazilian Senate.

Brazil’s international reserves stabilized following the announcement of the support package, reaching $41.2 billion at November 30, 1998. The Central Bank also lowered the TBAN rate during this time from 49.75% to 42.25% on November 12, 1998 and 36% on December 17, 1998. In December 1998, however, there were significant outflows following the Government’s failure to secure passage of a key social security reform bill by the Chamber of Deputies in a December 3, 1998 vote and delays in the voting of the increase of the provisional financial contribution transaction levy (“CPMF”) rate.

In January 1999, Brazil’s international reserves again came under significant pressure as a result of a series of events that month. On January 6, 1999, the newly inaugurated governor of the State of Minas Gerais announced that the State would suspend for 90 days payments in respect of the State’s approximately R$18.3 billion debt to the Government. A week later, on January 13, 1999, Gustavo H.B. Franco, the president of the Central Bank and one of the architects of the Plano Real, resigned and was replaced by Francisco Lopes, who attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade. Subsequent Central Bank intervention failed to keep the real-U.S. dollar exchange rate within the new band, however, and on January 15, 1999, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility. Following that announcement, the value of the real against the U.S. dollar declined approximately 21% from its level on January 12, 1999.

To minimize excessive exchange rate volatility and reduce the inflationary effects of the devaluation of the real, the Central Bank raised the TBAN rate from 36% to 41% on January 19, 1999, and the Central Bank intervened in the market to adjust the federal funds rate (taxa Over/Selic) target to 32% on January 19, 1999 from 29.8% the previous day. The Over/Selic rate target was further increased to 35.5% on January 28, 1999 and 37.0% on January 29, 1999. Both the level of international reserves and the value of the real continued to decline, however; as of January 31, 1999, Brazil’s international reserves stood at $36.1 billion, and the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, stood at R$1.9832 to $1.00.

On February 2, 1999, when the cumulative devaluation (since January 13, 1999) of the real against the U.S. dollar exceeded 40%, the Government designated Armínio Fraga Neto to replace Francisco Lopes as president of the Central Bank. Following Mr. Fraga’s confirmation on March 3, 1999, the Central Bank eliminated the TBC and TBAN rates, giving primacy to the Over/Selic rate; because the Central Bank could influence the Over/Selic rate on a daily basis through its participation in auctions, repurchase transactions and reverse repurchase transactions, the Over/Selic rate permitted the Central Bank to react more quickly to changes in market conditions. The Central Bank also increased the Over/Selic rate target to 45% from 39%. The Central Bank subsequently reduced the Over/Selic rate target to 42% on March 25, 1999, 39.5% on April 6, 1999, 34% on April 15, 1999, 32% on April 29, 1999, 29.5% on May 10, 1999, 27% on May 13, 1999, 23.5% on May 20, 1999, 22% on June 9, 1999 and 21% on June 24, 1999, citing lower-than-expected inflation and improved expectations for the economy. The Over/Selic rate target was further reduced to 19.5% on July 28, 1999, 19% on September 22, 1999, 18.5% on March 29, 2000, 17.5% on June 21, 2000, 17% on July 10, 2000 and 16.5% on July 20, 2000.

Following its decision to permit the real to float, the Government formally adopted inflation targeting as its monetary policy framework. See “The Financial System—Monetary Policy and Money Supply”. The Government also began negotiations with the IMF on adjustments to the 1999-2001 economic program agreed in November 1998 and new economic targets in light of the new foreign exchange regime introduced in January 1999. On March 5, 1999, Brazil and the IMF announced that they had reached agreement on the adjustments. Under the agreement, Brazil undertook to adopt measures designed to achieve primary surpluses, excluding debt payments, of at least 3.1% of GDP in 1999, 3.25% of GDP in 2000 and 3.35% of GDP in 2001, substantially greater than the 2.6%, 2.8% and 3.0% of GDP surpluses for 1999, 2000, and 2001, respectively, under the November 13, 1998 agreement with the IMF. The public debt/GDP ratio, then in excess of 50%, was also targeted to fall below 46.5% at year-end 2001. The Memorandum of Economic Policies annexed to the IMF letter of intent noted that certain of the measures intended to produce the agreed-upon primary surpluses had already been approved or announced. Brazil also agreed to reduce the investment budgets of state-owned companies by 0.9% of GDP, accelerate the privatization of state enterprises and promote the independence of the Central Bank through, among other things, the introduction of fixed terms for the president and directors of the Central Bank. On April 6, 1999, Brazil received a second disbursement, of approximately $4.9 billion, from the IMF, which was followed by an additional $4.9 billion in bilateral loans on April 9, 1999 under the IMF-led support package.

After giving effect to the inflows from the IMF-led support package and an offering of debt securities by the Republic in April 1999 (see “Public Debt—Debt Crisis and Restructuring”), Brazil’s international reserves stood at $44.3 billion on April 30, 1999, up from the $35.5 billion at February 28, 1999 and $33.8 billion at March 31, 1999. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market on April 30, 1999, as published by the Central Bank, stood at R$1.6607 to $1.00, up from R$1.722 to $1.00 on March 31, 1999, and the average real-U.S. dollar exchange rate during January 1999 and February 1999 was R$1.5019 to $1.00 and R$1.9137 to $1.00, respectively, versus R$1.2106 to $1.00 immediately prior to the widening of the trading band.

The Government received a setback on September 30, 1999, when the Federal Supreme Court of Brazil held unconstitutional a law enacted the previous January extending to retired civil servants the obligation to make social security contributions and increasing such contributions for active civil servants. The Government estimated that the lost revenue resulting from the Federal Supreme Court’s decision would total approximately R$2.38 billion in 2000. To compensate for the lost revenue, the Government announced on October 7, 1999 that it would reduce expenditures by R$1.2 billion and eliminate the tax deduction that corporations were permitted to take for the recent 1% increase in the rate for mandatory Social Security contributions (“COFINS”) that such corporations are required to make. The combined additional revenue and cost savings were expected to total approximately R$2.38 billion in 2000. The Government also announced that it was considering the implementation of, among other things, a provisional measure to increase taxes on remittances for the payment of interest and other amounts in respect of external contractual obligations, the continuation of efforts to seek passage of a fiscal responsibility law that, among other things, would establish ceilings on public expenditure and indebtedness for all three levels of government. In addition, the Government pledged to seek passage of previously announced tax reform proposals and a constitutional amendment to alter the revenue-sharing system between the Government and the States under the Constitution.

In November 1999, the National Congress enacted Law No. 9,876 of November 26, 1999, which changed the rules for retirement for private sector employees. The law introduced a new social security factor that would be used to calculate benefits for retirees. This factor took into account not only age and years of contributions to the National Social Security Institute (Instituto Nacional do Seguro Social or “INSS”), but also life expectancy. The law also changed the base for calculating the INSS benefit of any retiree to the arithmetic mean of the monthly salaries of that retiree during 80% of the monthly periods since July 1994 when that monthly salary was highest, rather than the average monthly salary of that retiree during the last 36 months before retirement. The social security factor was to be phased in over a five-year period. Certain private sector employees challenged the law on constitutional grounds. On March 15, 2000, the Federal Supreme Court denied their claim and upheld the constitutionality of the law.

The IMF’s fourth review of Brazil’s performance under the IMF-led support program established in December 1998 resulted in a Memorandum of Economic Policies dated November 12, 1999. The Memorandum reported that economic activity in Brazil had been better than projected under the program and that Brazil had made significant progress in reducing its current account deficit, although the decline in the trade deficit had been less favorable than expected. In addition, according to the Memorandum, June 1999 marked the third consecutive quarter in which Brazil’s fiscal targets under the program had been surpassed, and available data indicated that the primary surplus target for the first nine months of 1999 had also been met. As a result of Brazil’s continued compliance with such fiscal targets, the IMF made available for purchase a $4.7 billion installment under the support program. On December 9, 1999, Brazil received disbursements from the IMF totaling $1.1 billion under the support program. Brazil used the proceeds of the new loan and a portion of its international reserves to repay approximately $5.1 billion previously advanced under the support program. Brazil ended 1999 with international reserves totaling $36.3 billion.

During the second half of 2000, uncertainties about the U.S economy, concerns about Argentina and rising oil prices caused the real to decline in value against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, declined 7.5% from R$1.8234 to $1.00 on August 31, 2000 to R$1.9596 to $1.00 on November 30, 2000. Brazil’s continued compliance with the IMF-led support program, as established by the IMF’s sixth review on November 28, 2000, and an improvement in the external environment resulting from interest rate reductions in the United States, reduced the downward pressure on the exchange rate, which ended the year at R$1.9554 to $1.00. The improved conditions also permitted the Central Bank to lower its Over/Selic rate target to 15.75% on December 20, 2000 and 15.25% on January 17, 2001.

During the first five months of 2001, however, renewed concerns about Argentina, together with nervousness about the political impact of the alleged misconduct of certain public officials, put further downward pressure on the real. The real reached R$1.9711 to $1.00 on January 31, 2001, R$2.0452 to $1.00 on February 28, 2001, R$2.1616 to $1.00 on March 30, 2001 and R$2.1847 to $1.00 on April 30, 2001. In May 2001, the Government announced its intention to reduce energy consumption through rationing and other measures in response to a severe power shortage. In addition, Argentina announced its intention to link its currency to both the U.S. dollar and the euro and, on June 15, 2001, announced the introduction of a special exchange rate for exporters in that country that permitted such exporters to exchange U.S. dollars for pesos for the combined average value of a U.S. dollar and a euro. Concerns about the impact of the Government’s energy measures and a possible Argentine devaluation of the peso drove the real to new lows against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank of Brazil, reached R$2.3600 to $1.00 on May 31, 2001, R$2.3049 to $1.00 on June 29, 2001, R$2.4313 to $1.00 on July 31, 2001 and R$2.5517 to $1.00 on August 31, 2001. Citing an increase in core inflation, the uncertainties related to the effects of exchange rate depreciation and the accelerating pace of economic activity, the Central Bank raised the Over/Selic rate target to 15.75% on March 21, 2001, 16.25% on April 18, 2001 and 16.75% on May 24, 2001.

After the real dropped to R$2.4748 to $1.00 on June 20, 2001, the Central Bank raised its Over/Selic rate target by 1.50% to 18.25%. The Central Bank also announced on June 21, 2001 that it had intervened in the foreign exchange market by selling U.S. dollars and buying reais and that the Government would raise $10.8 billion in additional funds to increase its international reserves and to finance future interventions to support the real. Brazil planned to raise the funds by purchasing $2 billion under its IMF facility, postponing a $1.8 billion repayment under that facility, borrowing $1.8 billion from international financial institutions, issuing an additional $1 billion in new bonds in the international capital markets and selling shares of privatized companies for $3.8 billion. The $10.8 billion amount also included $400 million in proceeds of a bond issuance by Brazil’s National Bank for Economic and Social Development, or BNDES, completed earlier in the year. Approximately $6.2 billion of the funds were to be used to increase the level of Brazil’s foreign reserves, while the remaining $4.6 billion were to be available for use for further interventions in the foreign exchange markets.

After recovering briefly to R$2.2923 to $1.00 on June 28, 2001, the real declined to a low of R$2.5979 to $1.00 on July 16, 2001. The real recovered slightly to R$2.4247 to $1.00 on July 24, 2001 following the Central Bank’s decision on July 18, 2001 to raise its Over/Selic rate target to 19.00% from 18.25% and interventions by the Central Bank in the foreign exchange market aimed at bringing the Over/Selic rate closer to the rate target adopted by the Central Bank. The Government also announced during the week of July 23, 2001 that it intended to negotiate an extension of its facility with the IMF and that it would seek to reduce 2001 spending by R$1 billion.

On September 14, 2001, the IMF announced that its Executive Board had approved a new standby facility for Brazil in the amount of SDR 12.14 billion (approximately $15.6 billion) in support of the Government’s economic and financial program through December 2002. Approximately $4.7 billion was available immeidately, and Brazil made purchases totaling approximately $4.7 billion at the time the facility was established. The remainder was to be made available in five installments, subject to the satisfaction of certain performance criteria set forth in the Memorandum of Economic Policies accompanying Brazil’s Letter of Intent dated August 23, 2001. These performance criteria included targets for the primary surplus of 3.35% of GDP for 2001 and 3.5% of GDP for 2002 (an increase from the 3.0% target for both years under Brazil’s December 1998 IMF facility) and a net international reserves floor of $20 billion (a $5 billion reduction from the floor under Brazil’s December 1998 IMF facility). The standby facility replaced the previous three-year standby arrangement approved in December 1998.

Following terrorist attacks on the World Trade Center and the Pentagon in the United States on September 11, 2001, the real-U.S. dollar rate moved to a new low, reaching R$2.8007 to $1.00 on September 21, 2001. The real began to recover after October 11, 2001, reaching R$2.5287 to $1.00 on November 30, 2001 and R$2.3204 to $1.00 on December 31, 2001. After giving effect to purchases under the IMF standby facility and a repurchase by the Republic of Poland for $2.5 billion of certain Paris Club credits owing to Brazil on November 13, 2001, Brazil’s international reserves stood at $35.9 billion on December 31, 2001.

The Republic of Argentina’s announcement in December 2001 and January 2002 that it would be suspending payments in respect of certain of its public external debt and modifying its exchange rate system, together with lower than expected trade flows, caused the real to fall approximately 4.2% during January 2002 to close at R$2.4183 to $1.00 on January 31, 2002. The real subsequently recovered, however, as a result of improving economic conditions in Brazil resulting from the end of energy rationing on March 1, 2002 and two reductions in the Central Bank’s Over/Selic rate target to 18.75% on February 20, 2002 and 18.50% on March 20, 2002. The real was also helped by the IMF’s announcements on January 23, 2002 and March 26, 2002 that it had completed reviews of Brazil’s performance under the IMF standby facility and that, based on those reviews, Brazil would be permitted to draw, if necessary, installments of SDR 358.6 million (approximately $448 million) and SDR 3.7 billion (approximately $5 billion). The real rose against the U.S. dollar, reaching R$2.3482 on February 28, 2002, R$2.3236 to $1.00 on March 28, 2002 and R$2.3625 to $1.00 on April 30, 2002.

The real began to depreciate again in May 2002 amid renewed concerns about the potential contagion effect of Argentina’s problems and uncertainty about the October 2002 elections in Brazil. The value of the real declined to R$2.5220 to $1.00 on May 31, 2002 and R$2.7486 to $1.00 on June 12, 2002 before recovering to R$2.6700 to $1.00 on June 18, 2002. On June 13, 2002, the Government announced a new set of economic measures that included, among other things, (i) an increase in the 2002 target for the primary surplus to 3.75% of

GDP from 3.5% of GDP, (ii) a purchase of an additional $10 billion under the IMF standby facility, (iii) a reduction of the minimum net international reserve requirement under that facility to $15 billion from $20 billion, (iv) repurchases from time to time of up to $3 billion aggregate principal amount of Brazil’s outstanding external debt securities, with an emphasis on those maturing in 2003 and 2004, (v) periodic interventions by the Central Bank in the foreign exchange market, (vi) rollovers of long-term Brazilian Treasury floating rate and U.S. dollar-indexed securities with shorter term securities and (vii) repurchases from time to time by the Brazilian Treasury of its domestic debt securities. In addition, the World Bank announced that day that it had approved three loans totaling $1.0 billion. The loans included a $400 million loan intended to provide continued support to the comprehensive financial sector reform being pursued by the Government, a $450 million loan to support reforms in the energy sector and a $160 million loan to finance the School Improvement Program Fund.

The IMF also announced on June 18, 2002 that it had completed its third review under the standby arrangement approved on September 14, 2001. In its press release, the IMF stated that Brazil’s performance under the facility remained strong. The IMF added “over the medium term, the authorities needed to continue to work to reduce Brazil’s large external borrowing requirement and the borrowing requirements of the public sector, as well as to reduce the large share of the public debt that is contracted at floating rates or linked to the exchange rate. Further progress in these areas, as well as on remaining elements of the structural reform agenda, will contribute to a further strengthening in Brazil’s position in the years ahead”. Based on the third review, the IMF made an additional SDR 3.7 billion (or approximately $4.8 billion) available for purchase under the standby facility, bringing the total amount available to be drawn to SDR 7.7 billion (or approximately $10 billion). Brazil withdrew the entire amount available on June 21, 2002.

Through much of the period from July through October 2002, the real continued to decline against the U.S. dollar. In addition to Argentina’s financial crisis and uncertainty about the October general elections, the decline was also attributable to concerns about terrorism and tensions in the Middle East. The real-U.S. dollar exchange rate (sell side), as published by the Central Bank, declined from R$2.8444 to $1.00 on June 28, 2002 to R$3.4285 to $1.00 on July 31, 2002 and to R$3.8949 to $1.00 on September 30, 2002 before reaching a low of R$3.9552 to $1.00 on October 22, 2002. Following the October 2002 elections, the real began to recover against the U.S. dollar, reaching R$3.5333 to $1.00 on December 31, 2002 and R$2.8720 to $1.00 on June 30, 2003. On July 31, 2003, the real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.9655 to $1.00.

Largely as a result of a depreciation in the value of the real, increases in administered prices (prices subject to government regulation, such as rates for telephone calls and prices for gasoline and other petroleum derivatives, and prices governed by contracts with vendors, such as fares charged for certain public transportation) and rising oil prices in the world markets, the inflation rate began to rise in Brazil during the fourth quarter of 2002. The broad consumer rate index (IPCA), which the Central Bank uses for inflation-targeting purposes, began to accelerate in October 2002, increasing 1.3% in October 2002, 3.02% in November 2002, 2.1% in December 2002 and 2.3% in January 2003. As a result, the inflation rate, as measured by IPCA, increased from 7.7% for the 12 months ending June 30, 2002 to 12.5% for the 12 months ending December 31, 2002; it continued to rise to 16.6% for the 12 months ending March 31, 2003. The Central Bank responded by increasing its overnight Over/Selic interest rate target from 18% to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. For the 12 months ending July 31, 2003, the inflation rate, as measured by IPCA, yielded an increase of 15.4%.

The IMF announced on September 6, 2002, in response to Brazil’s economic situation, that it had approved Brazil’s request for a new 15-month standby facility of SDR22.8 billion (approximately $32.4 billion as of May 31, 2003) to support the country’s economic and financial program through December 2003. The standby credit represented the largest granted by the IMF in SDR terms. In its Memorandum of Economic Policies relating to the facility, the Government stated that that it had set a consolidated public sector primary surplus target of 3.75% of GDP for 2003 and that it intended to pursue a three-pronged debt management strategy consisting of (i) reducing foreign exchange securities and floating-rate securities as a percentage of the Government’s domestic securities debt, (ii) lengthening the average maturity of new debt issuances to reduce further the level of short-term debt and (iii) progressively limiting the foreign exchange exposure of the Government (including the Central Bank). In addition, the Technical Memorandum of Understanding relating to the facility set forth certain performance criteria relating to, among other things, the primary balance of the consolidated public sector, the net debt of the consolidated public sector, the publicly guaranteed external debt of the private sector, the nonfinancial public sector short-term external debt and net international reserves. The standby facility replaced the 15-month standby facility that had been approved by the IMF on September 14, 2001.

In its February 28, 2003 letter of intent, the first by President da Silva’s economic team, the Government advised the IMF that the Government was raising its consolidated public sector primary surplus target for 2003 to 4.25% of GDP and described proposed reforms to the pension and tax systems. The Government also underscored its commitment to implement its Zero Hunger program and other similar initiatives. In a subsequent letter of intent dated May 28, 2003, the Government further advised the IMF of, among other things, its continuing efforts to reduce inflationary pressure on the real, and a proposed bankruptcy law to be submitted to Congress.

The IMF had completed three reviews under the new facility as of June 30, 2003, in which the IMF has found that Brazil has fulfilled all performance criteria under its letter of intent. Completion of the third review allows Brazil to draw the equivalent of up to SDR6.55 billion (approximately $9.3 billion). As of June 30, 2003, Brazil had made purchases totaling SDR14.15 billion (approximately $20.1 billion) under the standby facility.

Noting that the inflation rate had stabilized and was likely to fall within its inflation target of 5.5% for 2004 and 4.5% for 2005 (with tolerance intervals of plus or minus 2.5%), the Central Bank reduced its Over/Selic interest rate target from 26.5% to 26% on June 18, 2003, 24.5% on July 23, 2003 and 22% on August 20, 2003.

Multi-Year Plan 2000/03

On August 31, 1999, then-President Fernando Henrique Cardoso submitted to the National Congress in accordance with Article 165 of the Constitution a multi-year plan (Plano Plurianual) that broadly outlined the Government’s economic priorities through 2003. The plan forecast R$1.1 trillion in investments in 365 programs, which included funds from non-Government sources, and was expected to create 8 million new jobs through 2003.

Total governmental expenditures under the plan were projected to be approximately R$249 billion in 2000, R$275 billion in 2001, R$289 billion in 2002 and R$300 billion in 2003. Approximately 59.4% of the Government’s resources were to be devoted to social development and 21.6% to economic infrastructure. The plan assumed real GDP growth of 4% in 2000, 4.5% in 2001, 5% in 2002 and 5% in 2003. The multi-year plan, known as “Avança Brasil”, was enacted as Law No. 9,989 on July 21, 2000. President da Silva will submit the multi-year plan for 2004-2007 to the National Congress in late August 2003.

Relationship between the Federal and Local Governments

The 1988 Constitution reallocated public resources from the federal Government to the States and municipalities without a corresponding shift of the responsibility to provide certain essential public services, which remained with the federal Government. The imbalance of resources and responsibilities was exacerbated by State and local borrowing, particularly during State election campaigns.

The realignment of spending responsibilities is particularly important for a sustainable solution to Brazil’s fiscal problems. Uncommitted revenue of the Government currently does not exceed 20.0% of total revenues, which is insufficient to meet the Government’s funding needs with respect to personnel, procurement, investment and debt service. Unless constitutionally mandated transfers to States and municipalities are modified, a portion of any increases in revenue may be automatically translated into new expenditures. See “Public Finance—Taxation and Revenue Sharing Systems”.

In addition, supervision of the State banks has intensified as part of the effort to curtail abuses in State and local borrowing. Because of the measures taken to reduce liquidity in the domestic market, certain State-owned and privately owned banks that were dependent on readily available overnight interbank funds have faced liquidity difficulties. On December 30, 1994, authorities from the Central Bank assumed responsibility for the operation of two large State-owned banks, Banco do Estado do São Paulo S.A. (“BANESPA”) and Banco do Estado do Rio de Janeiro S.A. (“BANERJ”). Banco Itaú S.A. purchased two State banks—BANERJ on June 26, 1997 for R$331.0 million and Banco do Estado de Minas Gerais (“BEMGE”) on September 14, 1998 for R$583.0 million—and control of BANESPA passed to the federal Government on December 31, 1997 in connection with the restructuring of the State of São Paulo’s R$16.8 billion debt to BANESPA. The Government subsequently sold 60% of the outstanding common (voting) shares and 30% of the outstanding preferred (nonvoting) shares of BANESPA to Banco Santander Central Hispano of Spain for R$7.05 billion on November 20, 2000. In addition, Banco do Estado de Pernambuco S.A.(“BANDEPE”) was sold to Banco ABN AMRO on November 17, 1998 for R$182.9 million, and Banco Baneb, a bank controlled by the State of Bahia, was sold in June 1999 to Banco Bradesco S.A. for R$260.0 million. Other significant dispositions include the sale by the State of Paraná of a controlling interest in Banco do Estado do Paraná S.A. (“Banestado”) to Banco Itaú S.A. for R$1.625 billion on October 17, 2000, and the sale by the federal Government of a controlling interest in Banco do Estado do Amazonas S.A. (“BEA”) to Banco Bradesco S.A. for R$182.9 million on January 29, 2002. The Republic is in the process of liquidating or has liquidated certain other State financial institutions such as the State banks of Acre, Alagoas, Amapá, Mato Grosso, Rio Grande do Norte and Rondônia. As of December 31, 2002, nine State financial institutions were under liquidation within the scope of the Support Program for the Reduction of the State Public Sector in Banking Activity (“PROES”). See “The Financial System General” and “— Public Sector Financial Institutions”.

In an effort to correct imbalances in the finances of State and local governments, the Government has introduced initiatives in recent years that have included the rescheduling of State and local debt and the imposition of limits on the incurrence of new debt.

In 1995, for example, the Government implemented the Support Program for the Restructuring and Fiscal Adjustment of States, which was aimed at correcting chronic imbalances in the finances of the State and local governments. Under this program, State and local governments were required to comply with targets relating to fiscal balance as a condition for receiving Government financing. The fiscal adjustments to be implemented by the States included the following: (i) reduction and control of personnel costs, (ii) compliance with privatization programs for State enterprises and certain public services in cooperation with BNDES and the appropriate federal ministries, (iii) reform of tax collection systems and implementation of financial controls and budgetary limitations at the State level, (iv) reduction of high levels of State-level indebtedness through restructuring facilities with the National Treasury and (v) the commitment to meet certain minimum fiscal targets (including satisfactory debt/net revenue ratios) as a step towards the balancing of State budgets. Nineteen State governments signed agreements undertaking to implement required policy changes as a condition of receiving specified financial assistance. The total amount of financing disbursed under this program was approximately R$3.3 billion.

In 1996, the Government issued two measures relating to the restructuring of State debt. Provisional Measure No. 1,560 (subsequently enacted as Law No. 9,496 of September 11, 1997) authorized the federal Government to assist in the refinancing of (i) the public securities debt of the States, (ii) loans made by CEF to the States under various federal measures authorizing temporary financial assistance to the States and (iii) the debt of the States owed to banks controlled by such States. The debt eligible to be refinanced under Law No. 9,496 included debt previously refinanced under the Support Program for the Restructuring and Fiscal Adjustment of States. Each refinancing arrangement was to be subject to the previous approval of both the federal Senate and the respective State Assembly. In addition to specific targets for each State or the Federal District, the refinancing contracts were to require: (i) improvements in the primary fiscal results, (ii) reduction in the expenditures pertaining to civil servants, (iii) achievement of a specific “financial debt/actual net revenue” ratio, (iv) improvement in the collection of State revenues, (v) adoption of privatization programs, concession of public services and administrative reform and (vi) limitation of the ratio of investment expenditure to actual net revenue. All of the States except the State of Tocantins signed agreements with the Government, covering approximately R$115 billion in debt.

Provisional Measure No. 1,514 dated August 7, 1996 (subsequently superseded by Provisional Measure No. 2,192 dated August 24, 2001) established a program to facilitate the restructuring of Brazil’s State banks. This provisional measure permitted the Republic, in its sole discretion, to (i) acquire control of a financial institution, exclusively for its privatization or dissolution, (ii) finance the closure of the financial institution or its transformation into a non-financial institution or (iii) finance the prior arrangements necessary for the privatization of the financial institution or to guarantee any credit by the Central Bank for the same end, in accordance with rules to be promulgated by the National Monetary Council. The Republic could also acquire contractual debts owed by a controlling shareholder to the financial institution and refinance the debts so acquired. As of July 30, 1998, six State banks had been restructured at a cost to the National Treasury of R$6.9 billion.

The efforts to control State finances culminated in the passage of the Fiscal Responsibility Law and the related Fiscal Crimes Law. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

On January 6, 1999, the newly inaugurated governor of the State of Minas Gerais announced that the State would suspend for 90 days payments on its approximately R$18.3 billion debt to the Government. The governor of the State of Rio Grande do Sul subsequently sought and obtained an injunction permitting that State to make payments into an escrow account, pending the resolution of the request of seven States to renegotiate refinancing agreements reached with the Government under Law No. 9,496 of September 11, 1997. The Government responded by withholding Constitutionally mandated transfers payable to the State of Minas Gerais and, on February 10, 1999, paid half of an approximately $85 million due in respect of the State’s Eurobonds that matured on that date to ease investor concerns about the risk of default by State governments. The Government also notified certain international financial institutions that it would no longer guarantee these States’ obligations to these financial institutions, leading the World Bank to suspend loans to the States of Minas Gerais and Rio Grande do Sul. The State of Rio Grande do Sul resumed debt payments to the National Treasury during the first half of 1999, and the State of Minas Gerais announced in January 2000 that it would resume payments on its debts.

On June 2, 1999, the Central Bank declared the State of Pernambuco in default after the State announced that it would not honor approximately R$260 million aggregate principal amount of the State’s bonds. As a result of the default, the State was precluded from borrowing in the local markets. On December 29, 1999, the National Treasury refinanced Pernambuco’s debt issued in the market after 1995, which amounted to R$859 million, under the same conditions applicable to the refinancing of the other States’ debts. Following that refinancing, the state of Pernambuco was again permitted to raise funds in the local markets, subject to the conditions in the refinancing agreement with the National Treasury.

Constitutional Reform

Since 1995, the Government has sought the adoption of certain Constitutional reforms by the National Congress to reduce public sector involvement in the economy and permit certain industries, especially those that require extensive capital investment, to gain access to foreign capital. Amendments to the Constitution require a three-fifths vote of each house of Congress in two separate rounds. Since January 1, 1995, the National Congress has adopted 36 Constitutional amendments. Some of the major Constitutional amendments approved by the National Congress are described below.

•	Pipeline Distribution of Gas. The Constitution had granted States a monopoly over pipeline distribution of gas, entitling them to carry out the service directly or to grant a concession to a State-owned company. The Constitution was amended to permit States to grant concessions to any company, public or private. The amendment became effective on August 15, 1995 (Constitutional Amendment No. 5).

•	Domestic and Foreign Capital. The Constitution had distinguished between Brazilian companies capitalized from domestic sources (capital nacional) and those capitalized from foreign sources (capital estrangeiro). The right to drill and explore for mineral resources was limited to Brazilian nationals or companies of capital nacional. Similarly, only Brazilian nationals or companies of capital nacional had the right to receive royalties as owners of mining deposits or gas or oil fields. As a result of an amendment which became effective on August 15, 1995 (Constitutional Amendment No. 6), the Constitution no longer distinguishes between Brazilian companies based upon the origin of their capital. On June 16, 1999, the Government completed a two-day auction of licenses to explore for oil, mainly off Brazil’s Atlantic coast. The winning bidders in the auction included the AGIP unit of ENI Spa of Italy, BP Amoco P.L.C. and Shell of Great Britain, Exxon, Texaco and Amerada Hess Ltd. of the United States and YPF Sociedade Anônima of Argentina. See “—State-Controlled Enterprises—Privatization Program”.

•	Shipping. The Constitution had reserved coastal and inland shipping to Brazilian vessels and required that the owners, the captains and two-thirds of the crew of these vessels be Brazilian citizens. Constitutional Amendment No. 7, which took effect on August 15, 1995, removed these provisions and transferred the rules for coastal and inland shipping to the realm of ordinary law, opening such activities to foreign vessels. On January 8, 1997, Law No. 9,432 was enacted to regulate this sector.

•	Telecommunications. The Constitution had granted the Republic a monopoly over the telecommunications sector. Constitutional Amendment No. 8, which became effective on August 15, 1995, provides that the Republic may freely grant concessions to private sector companies to provide telephone and telecommunications services and data transmission services. On November 28, 1995, the Government issued three decrees aimed at restructuring the telecommunications sector. The first two decrees established the rules for granting telecommunications services and the range of acceptable frequencies. The third decree relates to cable television concessions. Concession grants depend on the issuance of ordinary legislation which sets forth regulations pertaining to such concessions. On July 19, 1996, President Cardoso signed Law No. 9,295, which includes a provision allowing foreign ownership of up to 49% of cellular, satellite and cable concessions for the three years ending July 19, 1999 and as much as 100% thereafter. Law No. 9,472, which took effect on July 16, 1997, also provides for the privatization of the telecommunications sector and establishes the National Telecommunications Agency (Agência Nacional de Telecomunicacões or “ANATEL”). Pursuant to Law No. 9,295, the Government has completed the auctioning of “Band B” cellular telecommunications licenses and “Band D” and “Band E” mobile phone concessions to private operators. On July 29, 1998, the Government sold its interest in Telecomunicações Brasileiras S.A. (“Telebrás”), the government-controlled telephone company for approximately $19.0 billion. See “—State-Controlled Enterprises—Privatization Program”.

•

Petroleum.    The Constitution had granted the Republic a monopoly over research and exploration, refining, importation, exportation and transportation of petroleum. All royalties from natural gas or oil exploration had to be paid to the States, the Federal District and the municipalities. Constitutional Amendment No. 9 dated November 9, 1995, which became effective on November 10, 1995, maintained the Republic’s monopoly in the petroleum sector, but allowed the Government to contract private companies to carry out activities related to that sector. The amendment removed the prohibition against the receipt by private landowners of royalties related to the ownership of gas or oil fields. Changes have also been approved to permit “risk” contracts for the exploration and production of oil and the formation of joint ventures for oil refining and to terminate the Government’s monopoly over the transportation of fuel. Law No. 9,478, which took effect on August 7, 1997, ended the Republic’s monopoly in the petroleum sector and created two new regulatory agencies, the National Council on Energy Policy (Conselho Nacional da Política Energética) and the National Petroleum Agency (Agência Nacional do Petróleo or “ANP”). On June 16, 1999, the Government completed a two-day auction of licenses to explore for oil, mainly off Brazil’s Atlantic coast. In addition, the Government sold a controlling interest in Petróleo Brasileiro S.A. (“Petrobrás”) in August 2000. See “—State-Controlled Enterprises—Privatization Program”.

•	Fiscal Stabilization Fund. The Government proposed the creation of the Fiscal Stabilization Fund (“FEF”) as the successor to the Emergency Social Fund (ESF) established under the Plano Real. The FEF amendment (Constitutional Amendment No. 10) took effect on March 4, 1996 and expired on June 30, 1997. A second amendment, extending the FEF from July 1, 1997 to December 31, 1999, was adopted on November 25, 1997 as Constitutional Amendment No. 17. The Government elected not to seek an extension of the FEF when it expired on December 31, 1999. However, the Government subsequently sought passage of a constitutional amendment that would permit the Government to reallocate through 2003 20% of certain tax revenues that the Government would otherwise be required to devote to specific program areas under the Constitution. The National Congress approved the amendment (Constitutional Amendment No. 27 of March 21, 2000), which became effective on March 22, 2000. The amendment created the Delinking of Central Government Revenues (“DRU”), which, unlike the FEF, applies to social security contributions made by employees in the private sector.

•	Provisional Financial Contribution Transaction Levy. The Government has imposed the CPMF, a provisional tax on financial transactions to help fund the national healthcare system. This levy required a constitutional amendment, which was adopted in October 1996. The tax, which took effect on January 23, 1997, imposed a charge of 0.20% on certain financial transactions for a period of thirteen months. On March 18, 1999, the National Congress approved a bill that ultimately became Constitutional Amendment No. 21. The amendment raised the provisional financial contribution transaction levy (“CPMF”) to 0.38% from 0.20% for the period from June 17, 1999 to June 16, 2000 and to 0.30% for the period from June 17, 2000 to June 16, 2002. The CPMF levy was increased to 0.38% on March 19, 2001 pursuant to Constitutional Amendment No. 31 of December 14, 2000. A portion of the increased CPMF revenues was to be used for the Poverty Eradication Fund established through Constitutional Amendment No. 31. The CPMF was extended to December 31, 2004 pursuant to Constitutional Amendment No. 37 of June 12, 2002. The CPMF is to remain at 0.38% until January 1, 2004, when it will fall to 0.08%.

•	Administrative Reform. The Government proposed administrative reforms aimed at: (i) improving the efficiency of public administration, (ii) facilitating the balancing of public accounts by granting flexibility to adopt measures for the reduction of personnel, (iii) civil service reform and (iv) improving working conditions. Constitutional Amendment No. 19, which became effective June 4, 1998, among other things, establishes limits for the salary and other compensation of public employees and permits the dismissal of public employees. On February 19, 1997, the Federal Supreme Court ruled in favor of 11 civil servants seeking 29% pay increases that previously had been granted only to members of Brazil’s armed services. Execution of the judgment was stayed, pending a ruling by the Federal Supreme Court on the Republic’s request for clarification as to whether pay increases received by such civil servants during the relevant period could be taken into account in calculating such civil servants’ award. On February 19, 1998, the Federal Supreme Court confirmed its ruling, but permitted the awarded pay increases to take into account, among other things, pay increases previously granted to such civil servants. As a result, many of such civil servants may only receive a small increase, if any. Although the Federal Supreme Court’s decision does not legally bind Brazil’s lower courts in such cases, it is possible that at least some lower courts will apply the Federal Supreme Court’s reasoning or otherwise rule in favor of civil servants seeking pay increases in any additional cases that may be brought. The projected cost to the Government of any adverse determination in any such additional cases cannot now be estimated. The Government may seek legislation to address the issues raised by this case.

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Social Security Reform.    Constitutional Amendment No. 20 replaced a retirement system that based eligibility for benefits on length of service, with a system based upon a minimum retirement age, years of service and the amount of money the retiree contributed to the system. The minimum retirement ages are 48 for women and 53 for men (and 55 and 60, respectively, for new civil servants), provided they have made contributions to the retirement system for at least 30 and 35 years, respectively. In addition, notional individual accounts are to be established for participants of both the private retirement system (“RGPS”) and the public retirement system (“RJU-Federal”). The establishment of such individual accounts will require the passage of ordinary legislation.

•	Financial System Reform. On May 29, 2003, the Brazilian National Congress adopted Constitutional Amendment No. 40. The amendment, among other things, permits regulatory changes in the Brazilian financial system to be made through multiple legislative initiatives rather than a single comprehensive measure. The amendment makes possible the granting of autonomy to the Central Bank by means of the passage of complementary legislation adopted by an absolute majority of the members in each house of the National Congress.

As a result of the foregoing amendments, certain matters formerly regulated by the Constitution are now to be regulated by ordinary law by the National Congress.

The da Silva administration has advocated reforms of the tax and pension systems in Brazil. Mr. da Silva’s proposed pension reforms include: (i) an increase in the minimum retirement age for civil servants from 48 to 55 years for women and from 53 to 60 years for men; (ii) a cap on the amount of pensions paid to widows or orphans (to age 21) of civil servants of 70% of the amount to which the deceased spouse would have been entitled; (iii) the institution of a uniform contribution level for municipal, state and federal workers consisting of 11% of the amount of the employee’s salary; (iv) a requirement that retired civil servants contribute to the social security system 11% of the amount by which the retired employee’s pension exceeds R$1,058 per month; and (v) a cap on pensions paid to private sector retirees of R$2,400 per month. Mr. da Silva’s tax reforms would include the elimination of certain taxes and the replacement of the state tax on the circulation of goods and services (ICMS) with a value-added tax at uniform rates for all states. The state governors have agreed on the guiding principles for the proposed pension and tax reforms. Certain of these reforms will require amendments to the Constitution. The Government introduced legislation intended to implement these reforms on April 30, 2003.

On August 5, 2003, the Chamber of Deputies approved by a vote of 358 to 126 the proposed pension reform legislation in the first round of voting. The bill approved on August 5, 2003 included at least two changes to the Government’s original pension reform proposal:

•	Pensions for widows and orphans of civil servants will be paid in full up to R$2,400 per month. Amounts payable to such widows or orphans in excess of R$2,400 will be reduced by 30%.

•	Retired civil servants will be required to contribute to the social security system 11% of the amount by which the retired employee’s pension exceeds R$1,440 per month in the case of Federal retirees and R$1,200 per month in the case of all other retired civil servants, rather than the R$1,058 per month originally proposed.

Sixty-two Deputies from opposition parties voted for the bill, while 51 members of Mr. da Silva’s coalition, including three members of the Workers’ Party, voted against the measure. The bill must be approved by an absolute three-fifths majority vote in a second round of voting in the Chamber of Deputies and in two rounds of voting in the Senate to become effective.

Gross Domestic Product

Brazil’s economic growth has fluctuated greatly in recent years. The average annual real growth rate of GDP during the ten-year period from 1990 to 1999 was 1.8%, but the real growth rate of GDP was negative in 1990 and 1992, when it declined 4.4% and 0.5%, respectively. During this period, the agricultural, industrial and services sectors each grew at an average rate of 2.4%, 0.8% and 2.2% respectively. In 1998, Brazil’s economy experienced a slowdown, with GDP rising only 0.1%. The industrial sector declined by 1.0% in 1998, while the agricultural and services sectors rose by 1.3% and 0.9%, respectively. In 1999, the economy recovered as GDP rose by 0.8%. The agricultural and services sectors grew by 8.3% and 2.0%, respectively, while the industrial sector declined by 2.2%. In 2000, Brazil’s GDP grew by 4.4%. The GDP growth was driven largely by a 4.8% increase in industrial sector production. The services sector also grew by 3.8% and the agricultural sector by 2.2%. Brazil’s GDP growth slowed to 1.4% during 2001; the services and agricultural sectors increased by 1.9% and 5.7%, respectively, while the industrial sector declined by 0.3%. A number of factors depressed industrial output. First, high interest rates reduced demand for consumer durables. Second, the institution of electricity rationing in June 2001 to address power shortages arising from low rainfall caused many industrial companies to reduce output and, in some cases, close production lines.

Brazil’s GDP grew by 1.5% in 2002. A large part of the GDP increase was attributable to the agricultural sector (which grew by 5.8%), as well as to strong growth in the mining, oil and gas sector and the communications sector (which grew by 10.4% and 7.4%, respectively). The industrial and services sectors each experienced a growth of 1.5%.

Brazil’s GDP growth was flat during the first quarter of 2003, falling 0.1% relative to the fourth quarter of 2002. The agricultural sector rose 3.7% during the first quarter of 2003, but the industrial sector declined 2.2%. Growth in the services sector was flat.

The following table sets forth Brazil’s GDP at current prices and expenditures for each of the years indicated.

Table No. 4

Gross Domestic Product at Current Prices—In Billions of Reais (R$)

	1998		1999		2000		2001		2002
	R$	%	R$	%	R$	%	R$	%	R$	%
Final Consumption	741.0	81.1	792.5	81.4	880.7	80.0	957.8	79.8	1037.9	78.5
Gross Capital Formation	195.4	21.4	196.3	20.2	237.3	21.5	254.1	21.2	255.7	19.3
Gross Fixed Capital Formation	180.0	19.7	184.1	18.9	212.4	19.3	233.4	19.4	247.2	18.7
Changes in Inventories	15.4	1.7	12.2	1.3	24.9	2.3	20.8	1.7	8.4	0.6
Exports of Goods and Services	67.9	7.4	100.1	10.3	117.4	10.7	158.5	13.2	208.3	15.8
Less: Imports of Goods and Services	87.8	9.6	115.2	11.8	134.1	12.2	170.4	14.2	180.4	13.6
Gross Domestic Product	914.2	100.0	973.8	100.0	1101.3	100.0	1200.1	100.0	1321.5	100.0

Source:  IBGE

The following tables set forth the participation of classes and activities in value added at basic prices and real growth at basic prices by sector for each of the years indicated.

Table No. 5

Participation of Classes and Activities in Value Added at Basic Prices

	1998	1999	2000	2001	2002
Agriculture	8.2%	8.3%	8.0%	8.4%	8.2%
Industry	34.6	35.6	37.5	37.6	37.8
Mining, Oil and Gas	0.6	1.5	2.6	2.9	3.4
Manufacturing	20.7	21.4	22.4	22.6	22.4
Construction	10.1	9.4	9.1	8.5	8.0
Public Utilities	3.2	3.3	3.5	3.6	4.0
Services	62.3	60.9	58.5	59.1	60.4
Retail Services	7.1	7.1	7.4	7.5	7.3
Transportation	3.0	2.8	2.7	2.7	2.2
Communications	2.6	2.4	2.7	3.0	3.2
Financial Services(1)	6.5	6.3	5.4	6.6	8.6
Government	16.1	16.1	16.3	16.3	17.2
Other Services	27.0	26.2	24.0	23.2	21.8
Total	105.1	104.7	104.0	105.1	106.4

Adjustment(2)	5.1	4.7	4.0	5.1	6.4
Value Added at Basic Prices	100.0	100.0	100.0	100.0	100.0

(1)	Does not include financial intermediation services.
(2)	Adjustment for double counting arising from the inability to allocate debt service among the classes and activities set forth in this table.

Sources:    IBGE and Central Bank

Table No. 6

Real Growth (Decline) at Basic Prices by Sector

	1998	1999	2000	2001	2002
Real GDP	0.1%	0.8%	4.4%	1.4%	1.5%
Agriculture and Livestock	1.3	8.3	2.2	5.7	5.8
Industry	(1.0)	(2.2)	4.8	(0.3)	1.5
Mining, Oil and Gas	7.4	0.7	10.4	3.9	10.4
Manufacturing	(3.4)	(2.2)	5.5	1.0	1.9
Construction	1.5	(3.7)	2.6	(2.6)	(2.5)
Public Utilities	5.2	1.4	4.2	(5.6)	1.5
Services	0.9	2.0	3.8	1.9	1.5
Retail Services	(4.7)	(0.6)	4.5	1.5	0.2
Transport	(3.6)	(1.6)	3.1	5.2	(0.9)
Communications	8.3	12.2	15.6	9.9	7.4
Government	1.5	2.3	1.5	0.8	1.3
Financial Institutions	(1.2)	0.6	4.1	0.3	2.2
Rents	2.6	2.3	2.6	2.1	1.7
Other Services	2.6	2.3	5.6	1.3	1.0

Sources:  IBGE

Principal Sectors of the Economy

Until the 1950s, natural resources and agriculture were the major sectors in the Brazilian economy. Beginning in the mid-1950s and during the 1960s and 1970s, however, emphasis was placed on industrial development, financed in part by external debt. As a result, the contribution of manufactured goods to Brazilian export revenues has increased significantly, reaching 15.0% in 1970, 44.8% in 1980 and 55.0% in 1995.

Services.    During the period from 1990 to 1998, the subsectors that experienced the greatest growth were communications, which grew by 180.4%, and transportation, which grew by 48.4%. In 1998, overall growth in the service sector reached 0.9% as a result of an increase in communications (8.3%), while retail services declined 4.7% and transportation services declined 3.6%. The service sector grew 2.0% in 1999, as communications rose by 12.2% and transportation fell 1.6%. In 2000, overall growth in the service sector reached 3.8%, largely as a result of increases in communications (15.6%), retail services (4.5%) and transportation (3.1%). In 2001, overall growth in the service sector was 1.9% as a result of growth in all subsectors, including an 9.9% growth in communications. In 2002, the service sector grew by 1.5%, with an increase of 7.4% in communications and a drop of 0.9% in transportation.

Brazil’s road network is comprised of approximately 1.8 million kilometers, of which approximately 10% is paved. Most paved roads are maintained by federal and State authorities, while the vast majority of unpaved roads are the responsibility of local authorities. Brazil’s railway system consists of approximately 30,500 kilometers, of which 7% is electrified. The principal Brazilian cities are served by both domestic and international airlines, and many smaller communities benefit from scheduled service by domestic airlines. Brazil has major ports in Rio de Janeiro, Santos, Paranaguá, São Sebastião and Rio Grande. Brazil also enjoys an extensive coastline and navigable rivers, but the potential of river and maritime shipping has not been fully exploited. The Government has taken initiatives to improve highway, railway and shipping infrastructure, which had deteriorated extensively during the 1980s and 1990s. For example, the State of Goias has undertaken a highway management project (a $130 million program approved in August 2001 and funded in part by the World Bank) which will focus on highway rehabilitation and resurfacing, as well as the paving of roads linking agro-industrial centers to major highway or multi-modal corridors. Further, the process of privatization of the operation and maintenance of certain highways has begun and private companies have been permitted to install toll booths on thousands of kilometers of the country’s roads.

As of December 31, 2002, Brazil had approximately 49.2 million fixed telephone lines and 34.9 million cellular telephone lines. The network is run by concessionaires in each State that are subsidiaries of Telebrás. Since the late 1980s, considerable investment has been made in the expansion of the services of Telebrás, including the establishment of cellular telephone systems in all of the States and the first fiber optic communications connection between the cities of Rio de Janeiro and São Paulo, which largely accounts for the recent significant growth in the communications sector. Law No. 9,295, dated July 19, 1996, permits the Government to auction to private sector companies licenses to build and operate cellular telephone systems. Pursuant to that law, the Government completed the auctioning of “Band B” cellular telecommunications licenses and “Band D” and “Band E” mobile phone concessions to private operators. In addition, on July 29, 1998, the Government sold its interest in Telebrás for approximately $19.0 billion. See “—State-Controlled Enterprises—Privatization Program”.

The depreciation of the real in 2002 affected the energy sector, which was not able to pass through all of its foreign exchange-related costs to consumers because of the Government’s regulation of energy tariffs. As a result of the depreciation of the real, (i) energy purchased by Brazilian power distributors from Itaipú, the large hydroelectric generation project jointly run by Brazil and Paraguay, became more expensive because such energy is priced in U.S. dollars, and (ii) debt service in respect of foreign exchange-denominated loans increased. Power distribution companies were unable to pass all of these increased expenses to consumers, which, together with reduced demand arising from mandated power rationing in 2001 and 2002, resulted in substantial losses to the energy sector 2002. To assist power distributors experiencing losses because of the Government’s decision to defer until 2004 a full adjustment of energy tariffs to reflect these increased costs, the Government agreed to lend the affected distributors up to R$1.9 billion. On May 29, 2003, the Government announced that BNDES would loan up to a total of R$1.15 billion to power distributors in Brazil. The R$1.15 billion credit is part of the R$1.9 billion in loans that the Government agreed to make available to power distributors in Brazil.

Industrial Production.    Industrial production registered a real average annual increase of 0.8% during the ten-year period from 1990 through 1999, despite declines in industrial production of 1.0% in 1998 and 2.2% in 1999. Industrial production grew 4.8% in 2000 but declined by 0.3% in 2001. In 2002, it grew 1.5%. The following table sets forth growth in real terms in the principal areas of industrial production for the periods indicated:

Table No. 7

Annual Changes in Industry Production

Mining and Manufacturing

	1998	1999	2000	2001	2002
Mining, Oil and Gas	12.5%	9.1%	11.9%	3.5%	10.7
Manufacturing Industry	(3.3)	(1.6)	6.1	1.4	1.4
By Segment
Nonmetallic Minerals	(0.4)	(3.1)	1.8	(1.9)	(0.7)
Metallurgy	(3.8)	(1.1)	7.6	0.8	3.3
Machinery	(4.0)	(7.2)	18.0	6.3	8.8
Electronic and Communications Equipment	(9.8)	(11.4)	12.1	6.9	(11.8)
Transportation Equipment	(14.2)	(5.1)	18.8	5.2	1.2
Wood	(6.2)	(7.0)	3.1	(0.3)	(2.2)
Furniture	(8.2)	(2.2)	7.7	(1.1)	0.6
Paper and Cardboard	0.3	6.3	4.1	0.1	2.1
Rubber	(7.6)	4.6	11.8	(4.5)	2.9
Leather and Hides	(13.6)	(3.6)	(7.8)	(9.3)	(3.9)
Chemicals	4.0	0.9	1.7	(0.5)	1.4
Pharmaceutical Products	4.0	(0.4)	(2.0)	(1.0)	1.8
Perfumes, Soaps and Candles	3.2	7.2	2.6	(1.2)	2.3
Plastics	(2.4)	(6.3)	(2.6)	(4.7	(1.4)
Textiles	(6.8)	2.1	6.0	(5.4)	(0.8)
Clothing, Footwear and Cloth Goods	(4.6)	(3.3)	6.7	(6.9)	(2.0)
Food Products	1.3	3.1	(2.1)	4.9	4.2
Beverages	(2.2)	0.0	4.0	(0.3)	0.5
Tobacco	(22.7)	(7.1)	(7.8)	(4.7)	22.8
Total Annual Change in Production of Mining, Oil and Gas and Manufacturing Industry	(2.0)	(0.7)	6.6	1.6	2.3
By Category of Use
Capital Goods	(1.6)	(9.1)	13.1	13.5	(1.0)
Intermediate Goods	(0.7)	1.9	6.8	(0.1)	3.0
Consumer Goods	(5.4)	(2.8)	3.5	1.2	0.7
Durable Goods	(19.6)	(9.3)	20.8	(0.6)	2.8
Nondurable Goods	(1.1)	(1.2)	(0.4)	1.6	0.2

Sources:  IBGE and Central Bank

After experiencing growth of 3.6% in 1997, the manufacturing industry declined by 3.3% in 1998 and 1.6% in 1999. In 1998, all sectors declined, including durable goods (by 19.6%) and capital goods (by 1.6%). In 1999, production of intermediate goods rose by 1.9%, while all other sectors declined, including durable goods (by 9.3%) and capital goods (by 9.1%). As the economy recovered in 2000, the manufacturing industry grew by 6.1%, with durable consumer goods and capital goods production rising 20.8% and 13.1%, respectively. In 2001, growth in the manufacturing industry was 1.4%, with an increase in capital goods (by 13.5%) and reductions in intermediate goods (by 0.1%) and durable consumer goods (by 0.6%). The manufacturing industry grew by 1.4% in 2002, with increases in all categories of use except capital goods, which declined by 1.0%.

Construction sector activity rose by 7.6% in 1997 and 1.5% in 1998 before declining again by 3.7% in 1999. Construction sector activity rose by 2.6% in 2000 as economic conditions improved before declining again by 2.6% in 2001 and by 2.5% in 2002. The number of housing starts in a given year has depended heavily upon the availability of public funds and the ability of the Housing Finance System, currently under the direction of the Federal Savings Bank (Caixa Econômica Federal or “CEF”), to devote resources to new building activities. As of December 31, 2002, the credit operations of CEF related to the housing sector reached approximately R$14.7 billion.

Brazil’s proven mineral resources are extensive and have generally remained constant or expanded in recent years due to continuing exploration activity. Large iron ore and manganese reserves provide important sources of industrial raw materials and export earnings. Deposits of nickel, tin, chromite, bauxite, beryllium, copper, lead, tungsten, zinc and gold, as well as lesser known minerals, continue to be mined. As other sectors of the Brazilian economy have grown, the mining, oil and gas industry’s contribution to industrial production has remained relatively stable, decreasing slightly from 1.6% in 1991 to 0.7% of GDP in 1998. In 1998, 1999 and 2000, the mining, oil and gas industry grew 7.4%, 0.7% and 10.4%, respectively. In 2001, growth in the industry slowed to 3.9%, but recovered to 10.4% in 2002.

Agriculture.    Brazil has a well-diversified agricultural sector. According to the World Horticultural Trade and U.S. Export Opportunities, Brazil is the world’s largest producer of orange juice, accounting for 50 percent of world production in 2002. Brazil is also the world’s largest producer of sugar; approximately 70% of Brazil’s sugar crop is processed into alcohol for automotive fuel. Brazil’s largest single export crop is soya (beans, bran and oil), with 2002 exports totaling approximately $6 billion. In addition, Brazil has been the world’s largest producer of coffee for more than a century. Coffee exports totaled $1.4 billion during 2002, while orange juice exports totaled $0.9 billion and sugar exports total $2.1 billion. In addition, meat and meat by-product exports totaled $3.1 billion in 2002.

The output of the agricultural sector increased by 1.3% in 1998, 8.3% in 1999, 2.2% in 2000, 5.7% in 2001 and 5.8% in 2002.

On July 20, 1996, then-President Cardoso ordered the expropriation of 15,000 hectares (37,000 acres) of private land as part of a massive land reform program. The program ultimately aimed to redistribute 11.2 million hectares (26.7 million acres) of land throughout the country from large landowners to some 380,000 landless farming families, many of them current or past squatters, by 1998. This program seeks to resolve the recurring land disputes over the past 10 years between landowners and squatters. By law, owners must be paid fair compensation for the land taken by the federal Government. In the period from 1995 to 1998, 287,539 families were settled on 2,356 lots created by INCRA during those years. During the same period, 7,321,270 hectares of unproductive land were appropriated from large landholders. Loans granted to settlers to fund planting, harvesting and investments totaled more than R$1.2 billion.

State-Controlled Enterprises

In Brazil there are two types of state enterprises: public companies and mixed-ownership companies. Public companies are corporations wholly owned by the States or the Republic, created by special law to carry on economic activities in any of the corporate forms provided for by law. Examples of federal public companies are BNDES, CEF, the Brazilian Post Office and Telegraph Corporation (Empresa Brasileira de Correios e Telégrafos) and the Mineral Resources Exploration Company (Companhia de Pesquisa de Recursos Minerais or “CPRM”). Mixed-ownership companies are in corporate form and are majority-owned by the federal Government. Unless otherwise provided by the law authorizing the creation of a mixed-ownership company, the rights of the Government are those conferred by Brazilian corporate law on majority shareholders generally.

Brazil also has autonomous institutions and public foundations. Autonomous institutions are entities established to carry out public functions which require decentralized financial and operating management, such as the Central Bank, the National Securities Commission (Comissão de Valores Mobiliários or “CVM”), the Brazilian Institute of Forest Development, the National Institute of Industrial Property, the National Highway Department and the National Department of Mineral Production.

Public foundations are non-profit public law entities created to carry out activities not performed by public companies. Public foundations have administrative autonomy and manage their own assets, but their expenses are defrayed by the Government and other sources. Examples of public foundations are IBGE, Instituto de Pesquisa Econômica Aplicada (“IPEA”) and Conselho Nacional de Desenvolvimento Científico e Tecnológico (“CNPq”).

Under Brazilian law, private parties may only participate in activities considered to be public services if they are authorized to do so by the Federal Government. The areas formerly reserved to the Republic under the Constitution include broadcasting and telecommunications, electric power service and facilities, hydroelectric power generation, certain interstate and international navigational services, interstate and international highway passenger transportation services and the operation of ports. The mining and processing of nuclear mineral ores and minerals and their by-products also remain under Government monopoly. Amending the Constitution in order to facilitate privatization and competition has been an important element of the Plano Real. See “—Constitutional Reform” and “—Privatization Program”.

Privatization Program.    The objectives of the Government’s privatization program are to (i) reduce the role of the state in the economy and allocate more resources to social investment, (ii) reduce public sector debt, (iii) encourage increased competition and thereby raise the standards and efficiency of Brazilian industry and (iv) strengthen the capital markets and promote wider share ownership.

The Privatization Council (Conselho Nacional de Privatização), a body directly subordinate to the President, along with BNDES, is responsible for administering the privatization program. The privatizations have, for the most part, been effected through share auctions conducted on Brazil’s stock exchanges. As set forth in the table below, through December 31, 2002, a total of 72 state enterprises or divisions thereof had been privatized, and several minority interests held by government companies had been sold, for consideration totaling $59.3 billion. Federal and State privatization revenues totaled $2.2 billion for the 2002 fiscal year.

Table No. 8

Brazilian Privatization Program

	Month of Auction	Purchase Price(1)
		(in millions of dollars)
Usinas Siderúrgicas de Minas Gerais S.A.—Usiminas	October 1991	$1,941.2
Companhia Eletromecânica—Celma	November 1991	91.1
Material Ferroviário S.A.—Mafersa	November 1991	48.8
Companhia Siderúrgica do Nordeste—Cosinor	November 1991	15.0
Serviço de Navegação da Bacia do Prata—SNBP	January 1992	12.0
Indag S.A.	January 1992	6.8
Aços Finos Piratini S.A.	February 1992	106.6
Petroflex-Indústria e Comércio S.A.	April 1992	234.1
Companhia Petroquímica do Sul—Copesul	May 1992	861.5
Companhia Nacional de Alcalis—Can	July 1992	81.4
Companhia Siderúrgica de Tubarão	July 1992	353.6
Nitriflex S/A Indústria e Comércio	August 1992	26.2
Fertilizantes Fosfatados S/A	August 1992	182.0
Polisul Petroquímica S/A	September 1992	56.8
Companhia Ind. de Polipropileno S/A	September 1992	59.4
Goiás Fertilizantes S.A-Goiasfertil	October 1992	13.1
Companhia de Aços Especiais Itabira—Acesita	October 1992	465.4
Companhia Brasileira de Estireno—CBE	December 1992	10.9
Poliolefinas S.A.	March 1993	87.1
Companhia Siderúrgica Nacional—CSN	April 1993	1,495.3
Ultrafértil S.A. Ind. e Comércio de Fertilizantes	June 1993	205.6
Companhia Siderúrgica Paulista—Cosipa	August 1993	585.7
Aços Minas Gerais S.A.—Açominas	September 1993	598.5
Oxiteno S.A. Indústria e Comércio	September 1993	53.9
Petroquímica União S.A.—PQU	January 1994	287.5
Arafértil S.A.	April 1994	10.8
Mineração Caraíba S.A.	July 1994	5.8
Acrilonitrita do Nordeste S.A.—Acrinor	August 1994	12.1
Companhia Pernambucana de Borracha Sintética-Coperbo	August 1994	25.9
Polialden Petroquímica S.A.	August 1994	16.7
Ciquine Companhia Petroquímica	August 1994	23.7
Politeno Indústria e Comércio S.A.	August 1994	44.9
Empresa Brasileira de Aeronáutica S.A.—Embraer	December 1994	192.2
Sale of minority interests held by government companies	Nov.-Dec. 1994	395.5
Centrais Elétricas do Espírito Santo S.A.—Escelsa	July 1995	519.3
Companhia Industrial de Polipropileno S.A.—Copene	August 1995	270.4
Companhia Petroquímica de Camaçari—CPC	September 1995	99.7
Salgema Indústrias Químicas S.A.	October 1995	139.2
Companhia Química do Recôncavo—CQR	October 1995	1.7
Nitrocarbono S.A.	December 1995	29.6
Pronor Petroquímica S.A.	December 1995	63.5
Companhia Brasileira de Poliuretano—CBP	December 1995	0.04
Polipropileno S.A.	February 1996	81.2
Koppol Filmes S.A.	February 1996	3.1
Rede Ferroviária Federal S.A.—Malha Oeste	March 1996	63.4
Light Serviços de Eletricidade S.A.	May 1996	2,508.5

	Month of Auction	Purchase Price(1)
		(in millions of dollars)
Deten Química S.A.	May 1996	12.0
Rede Ferroviária Federal S.A.—Malha Centro-Leste	June 1996	316.0
Polibrasil S.A. Indústria e Comércio	August 1996	99.4
Rede Ferroviária Federal S.A.—Malha Sudeste	September 1996	870.6
Estireno do Nordeste S.A.	September 1996	16.6
Rede Ferroviária Federal S.A.—Malha Tereza Cristina	November 1996	17.9
Rede Ferroviária Federal S.A.—Malha Sul	December 1996	208.5
Sale of minority interests held by government companies	December 1996	33.4
Companhia Vale do Rio Doce—CVRD	May 1997	3,298.9
Rede Ferroviária Federal S.A.—Malha Nordeste	July 1997	14.6
TECOM 1—Porto de Santos	September 1997	251.0
Banco Meridional	December 1997	240.1
Sale of minority interests held by government companies	Feb.-July 1997	189.6
“Band B” cellular telecommunications licenses	October 1998	7,613.0
Telecomunicações Brasileiras S.A.—Telebrás	July 1998	19,237.0
Sale of minority interests held by government companies	Apr.-Dec. 1998	421.4
Companhia Docas do Espírito Santo-Cais de Capuaba	May 1998	26.2
Companhia Docas do Espírito Santo-Cais de Paul	May 1998	9.4
Tecon 1— Porto de Sepetiba	September 1998	79.0
Centrais Geradoras do Sul do Brasil S.A.—Gerasul	September 1998	880.6
Porto do Rio (Terminal Roll-on Roll-off)	November 1998	26.5
Porto de Angra dos Reis	November 1998	7.9
Rede Ferroviária Federal S.A.—Malha Paulista	November 1998	205.8
Datamec	June 1999	49.6
Porto de Salvador	December 1999	20.9
“Mirror” companies for Telebrás	1999	128.0
Sale of minority interests held by government companies	December 1999	61.7
Petróleo Brasileiro S.A.—Petrobrás	July-Aug. 2000	4,032.1
Banco do Estado de São Paulo S.A.—Banespa	November 2000	3,604.3
Sale of minority interests held by government companies	December 2000	33.8
Sale of “Band D” mobile phones concessions	February 2001	1,333.5
Sale of “Band E” mobile phones concessions	March 2001	481.7
Sale of Petrobrás preferred shares	July 2001	808.3
Banco do Estado de Goiás—BEG	December 2001	269.5
Sale of minority interests held by government companies	April-November 2001	12.5
Banco do Estado do Amazonas—BEA	January 2002	76.8
Global offering of CVRD preferred shares	March 2002	1,896.6
Sale of minority interests held by government companies	April 2002	1.7

Total		$59,272.6

(1)	The purchase price does not reflect actual dollars received. In most cases, the purchase price was paid in the form of Brazilian currency or various debt obligations of the Republic, its agencies or state-controlled enterprises redeemed at face value for purposes of these sales. Values in Brazilian currency were converted to U.S. dollars at the commercial selling rate on the closing date following the relevant auction.

Source:  BNDES

The legal measures establishing the Plano Real provide that Government-held shareholdings in public companies not included in the national privatization program be transferred to the custody of an entity called the Public Debt Amortization Fund to the extent that such shareholdings are not needed to maintain Government monopolies or national control of such companies. Proceeds from the sale of these shares are to be applied directly to the repayment of domestic debt of the National Treasury.

In addition to the privatization program, the Government has sought to reduce the regulation of economic activity generally. Important developments in this regard include the establishment of a free foreign exchange market, the reduction of tariffs and elimination of most non-tariff trade barriers and the termination of most price controls. The Government has also acted to deregulate certain segments of the economy, including fuel and oil derivatives, airlines, shipping and steel, and is considering the introduction of additional measures designed to increase competition in areas such as steel, highway maintenance and transportation, areas which were previously controlled, in most cases, by government enterprises.

Effective January 1, 2002, the Government deregulated the oil sector. The Government, among other things, eliminated price controls for gasoline, diesel oil and bottled gas, as well as certain subsidies for these products. The Government also instituted the Contribution on the Intervention in the Economic Domain (Contribuição de Intervenção no Domínio Econômico or “CIDE”), a tax on the import and sale of petroleum, natural gas, ethyl alcohol and certain derivative products. CIDE revenues are to be used for the financing of environmental projects in the oil and gas industry, the financing of transport infrastructure projects and certain subsidies in the oil and gas sector.

Privatization of State-Owned Enterprises.    The process of privatization in the various States was begun in 1996. Recent significant privatizations of State-owned assets include (i) the sale of Baneb, the State-owned bank of Bahia, to Banco Bradesco S.A. for R$260 million on June 22, 1999, (ii) the sale of Paranapanema, an electricity generation company owned by the State of São Paulo, to Duke Energy on July 28, 1999 for R$682 million, a 90% premium over the minimum price set by the State, (iii) the sale of Cesp-Tietê to AES Corporation for $472 million (representing a premium of approximately 30% over the minimum price set by the State of São Paulo) on October 27, 1999, (iv) the sale of Gas Noroeste to a consortium led by Gás Brasiliano (“ENI”) for $143 million (representing a premium of 149.4% over the minimum price) on November 9, 1999, (v) the sale of Companhia Energetica de Pernambuco (“Celpe”) to a consortium led by Iberdrola S.A., the Spanish energy group, for $1 billion on February 17, 2000, (vi) the sale of Gás Sul to Gas Natural of Spain for $290 million on April 26, 2000, (vii) the sale of Companhia Energética do Maranhão (“Cemar”) to Pennsylvania Power & Light for $289 million on June 15, 2000, (viii) the sale of Manaus Saneamento to Lyonnaise des Eaux for $106 million on June 29, 2000 (representing a premium of 5% over the minimum price set by the State of Manaus), (ix) the sale of a controlling interest in Banestado to Banco Itaú S.A. for approximately $869 million on October 17, 2000 (representing a 302.8% premium over the minimum price set by the State of Paraná), (x) the sale of Sociedade Anônima de Eletrificação da Paraíba (“Saelpa”) to Companhia Força e Luz Cataguases (“Leopoldina”) for $185 million on November 30, 2000 and (xi) the sale of Banco do Estado de Paraíba S.A. (“Paraiban”) for $29 million (representing a 52.5% premium over the minimum sale price) to ABN Amro on November 8, 2001. State privatization revenues from the inception of the State privatization programs through December 31, 2002 totaled $34.7 billion, which includes $3.7 billion in revenues arising from the sale by States of minority interests in government companies.

Prices

Brazil experienced high and chronic inflation for many years, which hindered investment and economic growth and contributed to income inequality. Inflation and certain Government measures taken to combat inflation have had significant negative effects on the Brazilian economy generally and on the fiscal accounts of the Government and its ability to service its external debt. See “—Historical Background”.

The following table sets forth two principal price indices for the periods indicated.

Table No. 9

General Price Index—Domestic Supply (GPI-DS)(1)

Wholesale Price Index—Domestic Supply (WPI-DS)

		GPI-DS		WPI-DS
Period		Monthly	Trailing 12 Months	Monthly	Trailing 12 Months
1993	December		2,708.6		2,639.3
1994	December		909.6		857.8
1995	December		14.8		6.4
1996	December		9.3		8.1
1997	December		7.5		7.8
1998	December		1.7		1.5
1999	December		20.0		28.9
2000	December		9.8		12.1
2001	December	0.2	10.4	(0.1)	11.9
2002	December	2.7	26.4	3.1	35.5
2003	January	2.2	28.9	2.2	38.6
	February	1.6	30.7	4.0	40.8
	March	1.7	32.8	6.0	43.6

(1)	GPI-DS is an index based on a weighting of three other indices: WPI-DS (60%), the Consumer Price Index (“CPI”) (30%), and the National Index of Building Costs (“NIBC”) (10%).

Sources:  Getúlio Vargas Foundation and Central Bank

Chronic inflation in Brazil led to the emergence of a comprehensive system of indexation. Indexation mechanisms were first introduced in 1964, when the monetary correction of certain financial assets was instituted by law. Later, these indexation mechanisms were gradually adopted by all sectors of the economy. Various price indices were developed, each one with its own methodology, based on different baskets of goods or services, such as salaries, rents, taxes and financial instruments. The practice of widespread indexation in Brazil diminished the distorting impact of inflation on relative prices but also served to sustain and fuel inflationary expectations.

Throughout the 1980s and early 1990s, Brazil experienced periods of severe inflation. With the onset of the external debt crisis in 1982 and the resulting decrease in the availability of foreign capital, the Government was obliged to monetize large and growing public sector deficits, thereby further stimulating inflation. See “Public Debt—Debt Crisis and Restructuring”.

With the implementation of the third phase of the Plano Real, including the introduction of the real in July 1994, the rate of inflation decreased significantly, reaching 9.3% in 1996, 7.5% in 1997 and 1.7% in 1998. The inflation rate (as measured by GPI-DS) rose to 20.0% in 1999, following the decision of the Central Bank to permit the value of the real to float against that of the dollar. The increase was largely the result of a 28.9% increase in the wholesale price index (the WPI-DS), a component of the GPI-DS. The inflation rate (as measured by GPI-DS) registered 9.8% in 2000, and 10.4% in 2001. Largely as a result of a depreciation in the value of the real, increases in administered prices and rising oil prices in the world markets, the inflation rate began to rise in Brazil during the fourth quarter of 2002, registering 26.4% at year-end. The inflation rate (as measured by GPI-DS) for the twelve months ended July 31, 2003 was 24.1%.

Following the decision in January 1999 to permit the real to float freely, the Government announced that it intended to pursue a monetary policy based on inflation targeting. In June 1999, the Government announced inflation targets of 8% in 1999, 6% in 2000 and 4% in 2001, as measured by the IPCA. Brazil’s inflation rate in

1999, 2000, and 2001 as measured by the IPCA, was 8.9%, 6.0% and 7.7%, respectively. The IPCA rate rose to 12.5% in 2002; for the 12 months ended July 31, 2003, it continued to rise to 15.4%. See “—Recent Economic Events and Policies”.

Salaries and Wages

Wage adjustments that lagged behind the rate of inflation under the successive economic plans implemented by the Government caused a significant reduction in the real purchasing power of wages during the early 1990s. According to the Employment Monthly Survey conducted by IBGE in six major metropolitan regions of Brazil (Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Recife and Salvador), the real average wages of all workers declined by 9.4% in 1990, 17.0% in 1991 and 7.9% in 1992. Wages recovered in 1993 and 1994, with real average wages rising by 9.4% and 5.9%, respectively. In 1995, 1996 and 1997, real wages continued to rise, registering increases of 10.4%, 7.4% and 2.1%, respectively. However, real wages declined by 0.4% in 1998 and 7.8% in 1999. Real wages increased by 0.9% in 2000 but declined by 3.8% in 2001. As of November 2002, it had declined by 3.8%.

In 1996 and 1997, real average wages in the State of São Paulo increased 5.5% each year, and overall real wages rose 1.3% in 1997 after a decline of 3.7% in 1996. Real average wages increased by 4.6% in 1998, but overall real wages fell that year by 0.9%. Real average wages and overall real wages fell by 1.6% and 7.1%, respectively, in 1999, as wages failed to keep pace with increased inflation. In 2000, real average wages and overall real wages recovered, increasing by 2.7% and 3.8%, respectively. In 2001 and 2002, real average wages increased by 6.1% and 5.7%, respectively, while overall real wages rose 9.2% and 3.4%, in the same period.

Effective April 1, 2003, the national minimum monthly wage rose 20% from R$200 to R$240, pursuant to Provisional Measure No. 116 dated April 2, 2003. In 2002, real average wages and overall real wages rose by 5.7% and 3.4%, respectively. Real average wages and overall real wages were up 4.6% and 2.3% for the 12 months ending February 28, 2003. The following table sets forth certain data on industrial wages in the State of São Paulo and on the National Minimum Wage for the periods indicated.

Table No. 10

Industrial Wages—State of São Paulo(1)

and

National Minimum Wage

December 31,	Real Average Wages Index(2)(3)	Trailing 12 months(4)	Real Overall Wages Index(2)(3)	Trailing 12 Months(4)	Dollar Equivalent Minimum Wage (monthly)	Dollar Equivalent Minimum Wage Index(3)	Trailing 12 Months(4)
1998	159.74	4.6	99.74	(0.9)	107.85	142.74	0.3
1999	150.90	(1.6)	92.23	(7.1)	73.80	97.67	(32.0)
2000	160.91	2.7	100.01	3.8	76.91	101.79	8.5
2001	167.05	6.1	104.77	9.2	76.18	100.83	(8.3)
2002	170.86	5.7	105.52	3.4	55.16	73.00	(7.1)

(1)	Information is provided for the State of São Paulo because it represents approximately 47.4% of the industrial production of Brazil.
(2)	Deflated by CPI-FIPE.
(3)	1989 average = 100.
(4)	Average percentage growth in last 12 months compared to previous 12 month period.

Sources:  Federação das Indústrias do Estado de São Paulo (“FIESP”), Ministry of Finance and Central Bank

Employment

The Ministry of Labor customarily reports Brazilian employment statistics in terms of formal employment. Formal employment comprises employment duly registered with the Ministry of Labor and subject to social security contributions by employers. Informal employment is not registered or subject to employment contributions. The Ministry of Labor’s General File of Employed and Unemployed showed that formal employment decreased in 1998 and 1999 by 2.7% and 0.9%, respectively, or by 581,753 jobs and 196,001 jobs, respectively. Formal employment began to rise in 2000, with an increase of 3.1% (or 657,596 jobs) in 2000, and an increase of 2.7% (or 591,079 jobs) in 2001. In 2002, formal employment rose 3.6%, which represents the creation of 762,414 jobs.

The table below sets forth employment levels by sector for the periods indicated.

Table No. 11

Level of Employment by Sector(1)

	December 31,
Sector	1998	1999	2000	2001
Manufacturing	91.18	91.44	95.04	96.96
Public Utility/Industrial Services(2)	107.57	102.60	97.74	98.25
Commerce	85.73	86.02	89.63	93.91
Services	90.03	90.19	93.32	96.70
Construction	112.87	103.87	103.93	101.16
Government Service	96.63	97.55	97.86	98.86
Total	92.02	91.19	94.03	96.56

(1)	December 31, 2002 = 100.
(2)	Including water, electricity, telephone and gas services.

Sources:  Ministry of Labor and Central Bank

The Government currently has no comprehensive national unemployment statistic because of the difficulties of measuring the informal employment sector. The Government instead measures unemployment using the average annual rate of unemployment in six major metropolitan areas (Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife). According to that measure, the unemployment rate declined slightly in 1995, reaching 4.6%. In 1996, 1997 and 1998, the level of unemployment increased, reaching 5.4%, 5.7% and 7.6%, respectively. Unemployment remained at 7.6% in 1999, declined to 7.1% in 2000 and continued to decline to 6.2% in 2001. In 2002, it rose to 7.1%. As of July 31, 2003, the unemployment rate in Brazil’s six largest metropolitan areas was 12.8%.

Due largely to a stagnant industrial sector, unemployment rates rose from 6.3% in December 1998 to 7.8% in June 1999. Unemployment rates subsequently dropped to 6.3% in December 1999 as Brazil’s economy recovered. The unemployment rate subsequently rose to 8.1% in March 2000, largely as a result of a decline in the level of economic activity as a result of certain of the economic measures taken by the Government to stabilize the value of the real. See “—Recent Economic Events and Policies”. Unemployment fell to 5.7% in January 2001 but subsequently rose to 6.9% in May 2001, before declining to 5.6% in December 2001. The unemployment rate stood at 7.0% in February 2002 (up from 5.7% in February 2001), rising to 7.7% in May 2002 before declining to 5.2% in December 2002.

The Federal Senate passed a bill on January 21, 1998 permitting employers to offer labor contracts to temporary workers for periods of up to 24 months, providing employers with greater flexibility in dealing with their labor needs. The cost of temporary employees is significantly lower than the cost of permanent employees, who are often entitled to extensive social security, unemployment and severance benefits.

Law No. 7,998, which was enacted on January 11, 1990, established the Workers’ Support Fund (Fundo de Amparo ao Trabalhado or “FAT”) to finance unemployment security programs and professional training programs that are expected to benefit about 4.2 million workers between 1994 and 1998. To be eligible for the unemployment benefits under FAT, a dismissed employee, among other things, (i) must have been involuntarily dismissed, (ii) must have been employed and receiving a salary during the six-month period prior to being dismissed, (iii) must have been employed at least six months during the three years prior to being dismissed, (iv) must not be receiving any other social security or unemployment benefits and (v) must not have sufficient income to support herself or her family. Unemployment benefits under FAT are limited to five months in each sixteen-month period following a dismissal.

FAT received funding of R$7.5 billion and R$9.8 billion in 1998 and 1999, respectively, from monthly federal contributions to certain other social programs, including unemployment programs (known by their acronym, “PIS/PASEP”). In accordance with Law No. 7,988, 40% of the funds provided for FAT is allocated to finance economic growth programs managed by BNDES. For the years 2000, 2001 and 2002, FAT received funding of R$10.0 billion, R$11.4 billion and R$12.9 billion, respectively.

On August 31, 2000, the Federal Supreme Court of Brazil decided three lawsuits against the Time-in-Service Guarantee Fund (“FGTS”), a fund established to make severance payments to terminated private sector employees in proportion to their time of service and amounts deposited, and its administrator, Caixa Econômica Federal, a multiple service bank owned by the federal Government. The plaintiffs in these cases sought damages for losses resulting from monetary corrections made to individual account balances using inflation indices under five economic stabilization programs implemented by the Government between 1987 and 1992. The Federal Supreme Court ruled that the plaintiffs were eligible for damages with respect to two of the five economic plans. The case was remanded to a lower court for a determination of damages. On September 22, 2000, the Government announced that it would compensate workers for losses arising from the two economic plans. Complementary Law No. 110 dated June 29, 2001 provides for amounts to be credited to individual FGTS accounts to compensate workers for such losses. The amounts are to be funded through an increase (to 50% from 40%) in the employee dismissal penalty payable by employers and the imposition of an additional 0.5% over the 8% that employers pay to FGTS in respect of an employee’s wage. Employees seeking adjustments to their FGTS accounts under Complementary Law No. 110 are required to abide by the terms of a settlement agreement (termo de acesão), pursuant to which they (a) waive their rights to file lawsuits seeking further adjustments to their accounts under the five economic stabilization programs and (b) agree to a progressive discount over time of the amount to which they are entitled. The legislation is the result of an agreement among the Government, labor unions, employees associations and the fund. The Government has announced that settlement agreements will be available to interested employees from November 5, 2001. The Central Bank had estimated that the Government’s liability for the Supreme Court’s decision would amount to approximately R$38.8 billion if all potential claimants brought suit for damages arising from the two economic plans and prevailed in such actions. The Central Bank believes that the Government’s liability would be limited to approximately R$6 billion under Complementary Law No. 110.

The table below sets forth recent industrial employment indices for the State of São Paulo, national employment indices and unemployment rates for the six major metropolitan regions for the periods indicated.

Table No. 12

Employment and Unemployment(1)

	Industrial Employment in São Paulo(2)	% Growth in Year(3)	National Employment(4)	% Growth in Year(5)	Average Unemployment Rate (IBGE)(6)
1998	62.5	(6.4)	88.4	(2.7)	7.6
1999	60.9	(2.7)	87.6	(0.9	7.6
2000	61.9	1.7	90.3	3.1	7.1
2001	61.0	(1.5)	92.7	2.7	6.2
2002	60.1	(1.5)	96.0	3.6	7.1

(1)	Through end of period.
(2)	Source: FIESP. The index measures employment in the industrial sector in the State of São Paulo, at the end of the relevant period. 100 = annual average for 1989. Figures are provided for the State of São Paulo because it represents 47.4% of the industrial production of Brazil.
(3)	Source: Central Bank. This column sets forth the growth of industrial employment in São Paulo.
(4)	Source: Ministry of Labor. This index measures nationwide employment of workers whose employment is governed by the Consolidated Labor Laws, at the end of the relevant period, based on data on employment changes required by law to be reported by employers. 100 = annual average for 1989.
(5)	Source: Central Bank. This column sets forth the growth of national employment.
(6)	Source: IBGE. Annual averages of the average monthly rates for the period from 1998 to 2002 and average rates over the relevant period for the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife.

Unions and Labor Protection

Under the Constitution, professional or union associations may be freely organized. There are no government formalities for the organization of a union, other than registration at the appropriate agency, and public authorities are prohibited from intervening in or interfering with unions. No more than one union may be created to represent the same professional or economic group in the same geographic area.

Under Brazilian law, the principal function of a union is to represent the general interests of its members as a group or individually. It may also enter into collective labor agreements and promote conciliation in collective labor disputes. The union must provide free legal assistance for its members. A union may not be affiliated with any international organization other than the International Labor Organization unless authorized by the President of the Republic. Union representatives are also protected under Brazilian labor laws. A candidate for a union leadership position or job-safety monitor may not be dismissed after registering his or her candidacy and, if elected, may not be dismissed until one year after his or her term expires.

The Constitution introduced a number of significant labor reforms, such as a reduction in the workweek from 48 hours to 44 hours and a six-hour limit on the duration of an uninterrupted work shift. In addition, pregnant workers may not be dismissed for taking maternity leave of up to four months.

Unions in certain sectors of the economy, including the petroleum, metalworking and automobile industries, have staged strikes periodically primarily in an attempt to obtain higher wages. In May 1995, employees at Petrobrás, the largest corporation in Brazil, struck for approximately one month to obtain higher wages and in general opposition to the Government’s privatization plans. Although labor actions have had some disruptive effects on certain industries, they have not impaired the implementation of Plano Real policies.

On January 12, 2000, the National Congress enacted Law Nos. 9,957 and 9,958, which authorize labor court judges to issue final decisions in suits relating to labor disputes involving amounts in dispute not exceeding forty times the national minimum wage. The new laws do not apply to labor suits brought by Federal, state and municipal civil servants. Under Law No. 9,957, labor suits filed after March 14, 2000 against private and public corporations must be heard within fifteen days, and the judge has up to thirty days to render a decision. The average time for labor cases to be decided was five to seven years at the time the law was enacted. If one of the parties challenges the labor judge’s decision on the ground of insufficient evidence, a new hearing must be held within thirty days. Appeals of any decision may be made by employers or employees within eight days following the issuance of the decision. There is no time limit for higher labor courts to decide an appeal. In addition, Law No. 9,958 provides that companies can organize employers’ and employees’ commissions to resolve labor disputes before they are presented to the labor judge.

Social Security

Under Brazil’s state-operated social security and pension system, employers are generally required to contribute 27.2% of each employee’s wages to the system on a monthly basis (except for employers of domestic servants, who contribute 12% of wages), while employees generally contribute between 8% and 10% of their monthly wages for retirement benefits (paid in connection with retirements due to old age, illness or length of service), workers’ compensation, death benefits, maternity leave, sick leave, disability and other social services. On August 1, 1995, the contribution of employees earning monthly wages between R$416.31 and R$836.90 was increased to 11.0%. In January 1999, the National Congress approved legislation providing for social security contributions by retired civil servants and further increases in social security contributions made by working civil servants. However, on September 30, 1999, the Federal Supreme Court of Brazil held the social security legislation unconstitutional. See “—Recent Economic Events and Policies”. The amount of most social security payments is primarily based upon the amount of monthly contributions made by the beneficiary. Social security payments prior to 1996 were indexed to the Prices General Index (IPC), and the amount of such payments was readjusted when the minimum wage was modified. In 1996, 1997 and 1998, social security payments increased 13.0%, 5.3% and 9.3%, respectively, in real terms. However, social security payments declined 2.6% in real terms in 1999 and 1.1% in 2000 as a result of a significant increase in the inflation rate. In 2001 and 2002, social security payments increased 3.6% and 2.4%, respectively. These benefits will be readjusted in subsequent years in the month of June.

In 1994, the Government proposed to reform the social security system in order to make it self-financing. This proposal required an amendment to the Constitution which was rejected by the Chamber of Deputies on March 6, 1996. On November 4, 1998, the Chamber of Deputies approved a version of the proposed amendment that replaced a retirement system that based eligibility for benefits on length of service with a system based upon a minimum retirement age, years of service and the amount of money the retiree contributed to the system. The minimum retirement ages are 48 for women and 53 for men (and 55 and 60, respectively, for new civil servants), provided they have made contributions to the retirement system for at least 30 and 35 years, respectively. In addition, notional individual accounts are to be established for participants of both the private retirement system (“RGPS”) and the public retirement system (“RJU-Federal”). The establishment of such individual accounts will require the passage of ordinary legislation. The Government has also proposed that the link between a retiree’s accumulated contributions and expected pension be tightened. See “—Constitutional Reform—Social Security Reform”.

In November 1999, the National Congress enacted Law No. 9,876 of November 26, 1999, which changed the rules for retirement for private sector employees. The law introduced a new social security factor that will be used to calculate benefits for retirees. This factor takes into account not only age and years of contributions to the National Social Security Institute (Instituto Nacional do Seguro Social or “INSS”), but also life expectancy. The law also changed the base for calculating the INSS benefit of any retiree to the arithmetic mean of the monthly salaries of that retiree during 80% of the monthly periods since July 1994 when that monthly salary was highest, rather than the average monthly salary of that retiree during the last 36 months before retirement. The new social security factor is to be phased in over a five-year period. Certain private sector employees challenged the law on constitutional grounds. On March 15, 2000, the Federal Supreme Court denied their claim and upheld the constitutionality of the law.

On May 29, 2001, the Government enacted two complementary laws regulating pension funds. Complementary Law No. 108, which applies to pension funds maintained by the federal Government, the States and municipalities, as well as by entities controlled directly or indirectly by them, limits the amount of an employer’s contributions with respect to any specific employee to the amount contributed by that employee and prohibits any bonuses or other amounts to be added to an employee’s benefits under the pension plan. Complementary Law No. 109, which relates to private pension funds, permits amounts to be transferred between funds in connection with a change in employment.

The da Silva administration has proposed certain reforms to the pension system, including: (i) an increase in the minimum retirement age for all civil servants from 48 to 55 years for women and from 53 to 60 years for men; (ii) a cap on the amount of pensions paid to widows or orphans (to age 21) of civil servants of 70% of the amount to which the deceased spouse would have been entitled; (iii) the institution of a uniform contribution level for municipal, state and federal workers consisting of 11% of the employee’s salary; (iv) a requirement that retired civil servants contribute to the social security system 11% of the amount by which the retired employee’s pension exceeds R$1,058 per month; and (v) a cap on pensions paid to private sector retirees of R$2,400 per month. These reforms are intended to address an imbalance in the consolidated pension system that produced consolidated social security deficits of 5.2% of GDP in 2001 and 5.5% of GDP in 2002, 75% of which was attributable to the pension system for retired civil servants. Certain of these reforms will require amendments to Brazil’s federal Constitution. The Government introduced legislation intended to implement these reforms on April 30, 2003.

Under Brazilian law, amendments to the Constitution require an absolute three-fifths majority vote, in each of two rounds of voting, in both the Chamber of Deputies and the Senate. On August 5, 2003, the Chamber of Deputies approved by a vote of 358 to 126 the proposed pension reform legislation in the first round of voting. The bill approved on August 5, 2003 included at least two changes to the Government’s original pension reform proposal:

•	Pensions for widows and orphans of civil servants will be paid in full up to R$2,400 per month. Amounts payable to such widows or orphans in excess of R$2,400 will be reduced by 30%.

•	Retired civil servants will be required to contribute to the social security system 11% of the amount by which the retired employee’s pension exceeds R$1,440 per month in the case of Federal retirees and R$1,200 per month in the case of all other retired civil servants, rather than the R$1,058 per month originally proposed.

Sixty-two Deputies from opposition parties voted for the bill, while 51 members of Mr. da Silva’s coalition, including three members of the Workers’ Party, voted against the measure. The bill must be approved by an absolute three-fifths majority vote in a second round of voting in the Chamber of Deputies and in two rounds of voting in the Senate to become effective.

Poverty and Income Distribution

Despite recent GDP growth, Brazil has experienced significant disparities in the distribution of wealth and income. Since 1960, the earliest date for which statistical information is available, the trend in income distribution in Brazil has been toward increasing inequality.

The following table sets forth the data obtained from a 1999 survey on income distribution conducted by Brazil’s Institute of Applied Economic Research (IPEA).

Table No. 13

Income Distribution of the Economically Active Population—1999

Income Group	% of National Income
Bottom 50%	12.5%
Top 50%	87.5

Total	100.0%
Lowest 20%	2.3
Top 10%	47.5
Top 1%	13.3

Source:  IPEA

In addition, the Human Development Report 2002 reported that the richest 20% of the Brazilian population had a 64.1% share of Brazil’s total income or consumption in 1998, while the poorest 20% had a 2.2% share.

The da Silva administration has committed itself to addressing the problems of poverty in Brazil. The centerpiece of the da Silva administration’s attack on poverty is the Zero Hunger (Fome Zero) program, which is intended to eradicate hunger in Brazil. Under the auspices of a newly created Special Ministry for Food Security and Hunger Alleviation, the Zero Hunger Program was initiated in Acauán and Guaribas, two municipalities in the State of Piauí, where 1,000 families were to be provided with a debit card that would permit them to draw up to R$50 in funds per month to pay for food. Other initiatives of the da Silva administration include the reallocation of $750 million formerly allotted to the Ministry of Defense to finance emergency social spending and increased expenditures (to R$2.1 billion from R$1.8 billion) by the Ministry of Health for municipalities to expand the family health and community health agent programs.

Environment

The Ministry of the Environment (Ministério do Meio Ambiente, dos Recursos Hidricos e da Amazônia Legal) is the federal body responsible for formulating and implementing environmental policies. The National Council on the Environment (“CONAMA”) prepares environmental regulations, and the Brazilian Institute of the Environment and Renewable Resources (“IBAMA”) is charged with supervising and overseeing the application of those regulations.

The Constitution contains a chapter on environmental protection, providing for the right to a clean environment and imposing upon the federal Government, the States, the Federal District and municipalities the duty to protect the environment, take measures against pollution and protect fauna and flora. In addition, legislation enacted in 1981 and 1985 provides that any individual or entity directly or indirectly causing environmental damage shall be held strictly liable and shall indemnify the damaged parties for any resulting losses. Various federal governmental agencies have the power to enforce environmental laws by imposing fines, ordering the shutdown of polluting facilities or denying or withholding tax and other benefits. Criminal sanctions, including imprisonment, may also be imposed upon violators. Despite constitutional and legislative protections for the environment, many areas of Brazil, and large urban areas in particular, suffer significant air, water and soil pollution.

Environmental problems in Brazil include industrial and urban pollution, deforestation and soil pollution and erosion arising from industrialization, rapid urbanization and poverty. In recent years, the federal Government has, through modern environmental legislation, established broad ambient quality standards, introduced procedures and requirements for environmental licenses, set aside areas for the preservation of critical ecosystems and intervened whenever State environmental agencies were not carrying out their responsibilities. In addition, federal, State and local government entities have, with the assistance of multilateral lenders such as the World Bank and the IDB, undertaken several projects in recent years that are intended to address existing environmental problems in certain large metropolitan areas.

Large-scale projects have been undertaken to build or improve water treatment facilities and to clean up water supplies that are heavily polluted with urban and industrial waste. For example, a $400 million program was initiated in 1999 to clean up the Tietê River in the State of São Paulo. The Tietê River program aims to improve waste collection and treatment through the construction or expansion of sewers, pumping stations and treatment plants, to initiate studies regarding the strategic development of São Paulo’s basic sanitation sector and to mount an education program designed to raise the awareness of São Paulo’s residents to the importance of proper waste disposal. Other initiatives in recent years have included a project (approved in 2000 and funded by a $260 million loan from the IDB and local sources) to expand the Federal District’s water supply and sanitation infrastructure as well as to improve storm drainage and erosion control; a program (approved in July 2002 and funded by a $95.2 million loan from the IDB and local sources) in the State of Goiânia to improve the potable water supply and the sewage system through, among other things, the construction of an impoundment dam; and a $225 million program (approved in December 2002 and funded by a loan from the IDB) to modernize the water sanitation system and to increase flood protection for the residents of the State of Caixa.

The Social Action Sanitation Program, established in October 2001, seeks to improve water supply and basic sanitation services for low-income users in small urban communities by improving or constructing new potable water and sanitation systems. The program also aims to provide hygienic and environmental education to beneficiary communities, financing for sector studies, training for state environmental control agencies and funding to promote self-sustainability for water management service providers. The $200 million program is funded by a $100 million loan from the IDB and a loan in the same amount from local sources.

Air pollution, an environmental problem in Brazil’s largest cities, has also been the focus of certain recent environmental initiatives. For example, in the municipality of São Paulo, where the large number of vehicles contributes to dangerously high levels of air pollution in the city during the winter, efforts to reduce emissions have resulted in programs to reduce vehicular traffic and to increase inspections of the buses and trucks that drive through the city.

The rapid growth of slums (favelas) in certain municipalities such as Rio de Janeiro and São Paulo has left many parts of such municipalities without adequate infrastructure. Many such favelas lack sewage and adequate storm drainage systems, and often do not receive such city services as garbage collection and rodent control. In April 2003, the World Bank approved Brazil’s most recent initiative to combat such poor conditions in the favelas of Recife, located in the State of Pernambuco. The $84 million project, funded in part by a $46 million loan from the World Bank, will focus on developing, among other things, basic infrastructure works in water, sanitation and resettlement housing, and on financing investments in water treatment and landfill management facilities.

Efforts are also being made to address rural poverty and the environmental problems that accompany it. Such efforts include the Natural Resources Management and Poverty Reduction Project for Santa Catarina, which aims to reduce rural poverty while improving natural resources management. The program, slated to last six years, will focus on the provision of environmental education to farmers and fishermen, as well as the identification and funding of rural investments aimed at land management, improvement of basic sanitation conditions and other environmental management initiatives. The total cost of the project, established in April 2002, is $107.5 million, of which $62.8 million in loans has been provided by the World Bank.

There have been significant recent initiatives to conserve Brazil’s threatened rain forest and biological diversity. Among these is the Pilot Program to Conserve the Brazilian Rain Forest, a G-7 initiative coordinated through the Rain Forest Trust Fund, a trust fund administered by the World Bank; as of March 2002, the Program

has received approximately $346 million worth of funding from bilateral lenders such as Germany, and from the federal Government. The Brazilian Ministry of the Environment has also implemented a National Biodiversity Program, which is aimed at studying and protecting Brazil’s biological diversity. Although Brazil occupies nearly half of South America and contains the world’s largest standing tropical rain forest, the largest inland wetland, large expanses of semi-arid scrubland and vast tree and shrub woodlands, much of the country’s biological diversity remains poorly understood. In September 2002, the first phase of the Amazon Region Protected Areas Program (ARPA) was launched with financial commitments from the World Bank, the United States, the Global Environment Facility, the World Wildlife Fund, the German bilateral agency Kreditanstalt für Wiederaufbau as well as the federal Government. The program, estimated to cost $395 million over the course of ten years, aims to triple the current amount of Amazon rainforest under federal protection, by designating new strict use protected areas (such as national parks and reserves) and new sustainable development areas based on conservation priorities established by the National Biodiversity Program. Under ARPA, a fiduciary fund, whose income will guarantee the future maintenance of such protected areas, will also be established.

In December 1999, the World Bank approved a $15 million loan to fund the first phase of the $150 million Second National Environmental Program, which aims to strengthen decentralized environmental management at the state and municipal levels by upgrading water quality monitoring systems, supporting coastal zone management in selected coastal states and providing technical assistance to states in setting and achieving environmental priorities.

In December 2000, the Ministry of the Environment obtained funding for a sustainable development program for the Pantanal, the world’s largest wetlands, the first phase of which is financed by an $82.5 million loan from the IDB and a loan in the same amount from local sources. In addition to supporting the monitoring and management of water pollution, soil erosion, population pressures and unregulated tourism, the program will also fund research and implementation of environmentally sound land use and other economic activities in the region. In 2002, a sustainable development program was initiated in the State of Acre (financed by loans amounting to $64.8 million and $43.2 million from the IDB and local sources, respectively); another was established in the Zona da Mata, located in the State of Pernambuco (and which was financed by a $90 million loan from the IDB).

Education

According to a research study conducted by the Ministry of Education there were 336,270 schools in Brazil in 1997, of which 37.3% were preschools, 58.0% were elementary schools, 4.4% were high schools, 0.3% were universities and 0.03% were postgraduate institutions. The total student enrollment in these schools amounted to 53,704,072, of which 12.2% were in preschool, 70.7% were in elementary school, 13.2% were in high school, 3.8% were in universities and 0.1% were in postgraduate institutions.

Effective January 1, 1998, the Government established a Fund for the Maintenance and Development of Basic Education and Teacher Training (Fundo de Manutenção e Desenvolvimento do Ensino Fundamental e Valorização de Magistério or “FUNDEF”) pursuant to Constitutional Amendment No. 14 dated September 12, 1996, as regulated by Law No. 9,424 of 1996. FUNDEF, which is to intended to increase overall funding for education, is to be funded through collections of the tax on circulation of goods and services (“ICMS”) and other taxes; 15% of such collections are to be allocated to FUNDEF.

Federal Government expenditure on education in 2002 was estimated to be R$14.2 billion; the amount budgeted for education in 2003 is approximately R$14.5 billion.

The enrollment rate of children between the ages of 7 and 14 has increased steadily in the last years, reaching an estimated 96.5% in 2001, while the rate of the population aged 15 and older has declined sharply from 39.7% in 1960 to an estimated 12.4% in 2001.

Competition Law

In June 1994, the Brazilian Congress enacted an antitrust law designed to promote free competition, to prevent excessive concentrations of economic power contrary to the public interest and to avoid excessive price increases. The law sets forth general criteria for determining anti-competitive behavior, such as tying, refusing to deal, price fixing, predatory pricing, exclusive dealing arrangements and resale price maintenance.

In addition, the law requires that all documents relating to any merger, acquisition or asset sale that may limit or otherwise restrain open competition be filed within fifteen days of such transaction with the Economic Defense Secretariat (Secretaria de Defesa Econômica or “SDE”) of the Finance Ministry and the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica or “CADE”) if such transaction would result in a 20% or greater market share for a company or group of companies or in which any of the participants has reported in its most recent balance sheets annual gross income equal to or greater than R$400 million. The SDE has the option of initiating administrative proceedings before the CADE to challenge any such transaction. In any administrative proceeding before it, the CADE has the power to impose fines or to grant equitable relief as well as to determine that the transaction be partially or totally reversed. In addition, a private party aggrieved by anti-competitive behavior has standing to sue in federal court on behalf of itself and similarly situated parties and may seek both equitable relief and monetary damages.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

The Asian financial crisis led to a sell-off of Brazilian securities in late October 1997, adversely affecting Brazil’s balance of payments in 1997. The balance of payments registered a deficit of $7.9 billion in 1997, attributable in large part to net outflows related to portfolio investment and to a continued erosion of Brazil’s trade balance, which registered a deficit of approximately $6.7 billion. Although net investment increased substantially in 1998, Brazil registered a balance of payments deficit of $8.0 billion that year. In 1999, Brazil’s balance of payments deficit remained virtually constant at $7.8 billion. In 2000, a reduced current account deficit, resulting from an improved trade balance and lower net income outflows, as well as an increase in net capital and financial inflows, led to a $5.6 billion reduction in the balance of payments deficit, which totaled $2.3 billion. In 2001, Brazil registered a $3.3 billion surplus in its balance of payments largely as a result of improved trade figures and a 40.0% increase in net capital and financial account inflows. Net foreign direct investment fell to $16.6 billion in 2002 from $22.5 billion in 2001, resulting in a balance of payments surplus of approximately $302 million.

Brazil has registered a current account deficit each year since 1992. Brazil’s current account deficit increased 5.9% during the first six months of 1998 from the same period in 1997, largely as a result of an $872 million increase in net interest payments. However, developments in Russia in August 1998 put pressure on Brazil’s balance of payments. Brazil’s trade deficit declined 2.1% to $6.6 billion in 1998, and net service expenditures and net income outflows increased 10.9% to $28.3 billion. Consequently, Brazil’s current account registered a deficit of $33.4 billion in 1998.

Following the Central Bank’s decision in January 1999 to permit the real to float, Brazil’s balance of payments came under pressure as net capital and financial outflows reached $5.1 billion at the end of the first quarter of 1999, the result of $7.0 billion in net foreign portfolio outflows that quarter. The trend in net capital flows reversed itself during the second quarter of 1999, with net capital and financial inflows totaling $10.5 billion for the six months ended June 30, 1999. Brazil ended the year with net capital and financial inflows of $17.3 billion and a current account deficit of $25.3 billion, a 24.2% reduction from 1998.

Improvement in the trade balance and a reduction of net income outflows led to a 4.4% reduction in the current account deficit in 2000. The current account deficit totaled $24.2 billion, down from $25.3 billion in 1999. Net capital and financial inflows increased by approximately $2.0 billion due largely to a $4.2 billion increase in net foreign direct investment and a $5.1 billion increase in net foreign portfolio investment that more than offset a $4.6 billion increase in net outflow in other investments.

A reversal in net trade flows led to further improvements in the current account in 2001. The current account deficit decreased 4.2% to $23.2 billion from $24.2 billion in 2000. Net capital and financial inflows excluding IMF loans increased 9.4% to $21.2 billion, due in large part to the increase in inflows of foreign trade-related credits.

Brazil registered a trade surplus of approximately $13.1 billion in 2002, versus a trade surplus of approximately $2.6 billion in the previous year. The improvement in the trade balance in 2002 resulted, in large part, from a 3.7% growth in exports and a 15.0% decline in imports caused by the depreciation of the real. The increase in the trade balance was sufficient to reduce the current account deficit to approximately $7.7 billion (1.7% of GDP) in 2002.

Brazil’s capital and financial account includes capital transfers, direct investments, portfolio investments, derivatives and other investments. Net capital and financial flows were adversely affected by the Asian financial crisis in 1997. The sell-off of Brazilian securities and related declines in the Brazilian stock markets resulted in net capital and financial outflows in October 1997 of approximately $4.5 billion. Although capital and financial inflows recovered during the last two months of 1997, net inflows totaled $25.8 billion in 1997, a 24.1% decline from 1996. Most affected by the Asian financial crisis were net foreign portfolio investment, which declined 50.5% to $10.9 billion, and other short-term capital net flows, which registered net outflows of $2.2 billion versus the $7.2 billion in net inflows recorded in 1996.

Net capital and financial inflows amounted to $36.9 billion during the first half of 1998, a 175.7% increase over the same period in 1997. Significant net capital outflows occurred during the second half of 1998, however, reflecting concerns arising from adverse developments in Russia. Net capital and financial inflows in 1998, excluding disbursements under the IMF-led support package, totaled $20.4 billion, a 21% decrease over 1997. Net foreign short-term capital outflows of $11.4 billion in 1998, reflecting the reduction of foreign trade financing and the withdrawal of foreign funds attracted by high-yielding short-term Brazilian debt instruments, were largely responsible for the reduction in net capital inflows that year. The reduction in net capital and financial inflows was also attributable to a $14.4 billion net increase in foreign assets held by residents of Brazil. By contrast, net foreign direct investment increased 51.9% in 1998 to $28.9 billion and net foreign portfolio investment almost doubled to $18.6 billion.

In 1999, net capital and financial inflows totaled approximately $17.3 billion, a 41.7% reduction from 1998. Much of the decline in net capital inflows was attributable to a drop in net foreign portfolio investments (from $18.6 billion in 1998 to $3.5 billion in 1999, an 80.9% decrease) and a reversal in the direction of net long-term trade credit flows (from net inflows of $4.3 billion in 1998 to net outflows of $4.8 billion in 1999). In 2000, net capital and financial inflows grew by $2.0 billion to $19.3 billion, with a 14.7% increase in net foreign direct investment inflows (to $32.8 billion) and a 144.2% increase in net foreign portfolio investment inflows (to $8.7 billion). In 2001, net capital and financial inflows, excluding disbursements under the IMF-led support package, increased 9.4% to $21.2 billion, despite a 31.5% decrease in foreign direct investment and an 89.9% decrease in portfolio investment. The increase in net capital and financial inflows was attributable in part to a reversal in net trade-related credit flows, from net outflows of $6.4 billion in 2000 to inflows of $5.1 billion in 2001. In 2002, net capital and financial inflows dropped to $8.8 billion, reflecting a 67.3% decrease. This decline was due primarily to a 43% decrease in direct investments (from net inflows of $24.7 billion in 2001 to $14.1 billion in 2002), and reversals in the direction of portfolio investment flows (from net inflows of $77 million in 2001 to net outflows of $5.1 billion in 2002) and other investment flows (from net inflows of $2.8 billion in 2001 to net outflows of $231 million in 2002).

The following table sets forth information regarding Brazil’s balance of payments for each of the periods indicated.

Table No. 14

Balance of Payments(1)

(in millions of dollars)

	1998	1999(2)	2000(2)	2001(2)	2002(2)
Current Account	(33,416)	(25,335)	(24,225)	(23,215)	(7,696)
Trade Balance (fob)	(6,575)	(1,199)	(698)	2,650	13,143
Exports	51,140	48,011	55,086	58,223	60,362
Imports	57,714	49,210	55,783	55,572	47,219
Services and Income Balance	(28,299)	(25,825)	(25,048)	(27,503)	(23,229)
Credit	12,496	11,129	13,119	12,601	12,901
Debit	40,795	36,954	38,167	40,104	36,130
Current Transfers (net)	1,458	1,689	1,521	1,638	2,390
Capital and Financial Account	29,702	17,319	19,326	27,052	8,811
Capital Account(3)	320	338	273	(36)	433
Financial Account	29,381	16,981	19,053	27,088	8,378
Direct Investment	26,002	26,888	30,498	24,715	14,084
Abroad	(2,854)	(1,690)	(2,282)	2,258	(2,482)
In Brazil	28,856	28,578	32,779	22,457	16,566
Portfolio Investments	18,125	3,802	6,955	77	(5,119)
Assets	(457)	259	(1,696)	(795)	(321)
Liabilities	18,582	3,542	8,651	872	(4,797)

	1998	1999(2)	2000(2)	2001(2)	2002(2)
Derivatives	(460)	(88)	(197)	(471)	(356)
Other Investments(4)	(14,285)	(13,620)	(18,202)	2,767	(231)
Assets	(11,392)	(4,397)	(2,989)	(6,586)	(3,211)
Liabilities	(2,893)	(9,223)	(15,213)	9,353	2,980
Errors and Omissions	(4,256)	194	2,637	(531)	(813)
Overall Balance	(7,970)	(7,822)	(2,262)	3,307	302
Financing	7,970	7,822	2,262	(3,307)	(302)
Change in Reserves	7,970	7,822	2,262	(3,307)	(302)
Gold	(467)	380	330	394	53
SDR	(38)	29	8	(6)	(244)
Foreign Currency	8,440	7,379	1,897	(3,721)	(120)
Other	35	33	28	26	9
Memo:
Support Package
Loans from the IMF(5)	4,788,794	4,059,100	(6,876,433)	6,756,800	11,480,371
Other	4,540,000	(1,093,550)	(3,446,450)	—	—

(1)	These figures were calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fifth Edition.
(2)	Preliminary.
(3)	Includes migrant transfers.
(4)	Includes installments and a partial payment under a $41.8 billion IMF-led support package. See “The Brazilian Economy—Recent Economic Events and Policies”.
(5)	Includes IMF loans other than support package.

Source:  Central Bank

Foreign Trade

Brazil’s overall trade flows grew markedly in the four years ended December 31, 1997, rising from $76.6 billion in 1994 to $112.7 billion in 1997, a 47.1% increase. Much of the increase is attributable to the rise in imports; imports rose from $33.1 billion in 1994 to $59.7 billion in 1997, an 80.6% increase. During the same period, exports grew by 21.7%, from $43.5 billion in 1994 to $53.0 billion in 1997. As a result, the trade balance moved from a surplus of $10.5 billion in 1994 to a deficit of $6.8 billion in 1997. Because of a decline in economic activity in 1998 and 1999, Brazil’s overall trade flows declined to $108.9 billion in 1998 and $97.2 billion in 1999. Imports declined to $57.7 billion in 1998 and $49.2 billion in 1999, and exports declined to $51.1 billion in 1998 and $48.0 billion in 1999. Brazil continued to register trade deficits amounting to $6.6 billion in 1998 and $1.2 billion in 1999. Overall trade flows recovered in 2000, totaling $110.9 billion. Imports rose 13.4% to $55.8 billion, while exports rose 14.7% to $55.1 billion. Brazil ended the year with a trade deficit of approximately $698 million.

Brazil’s overall trade flows continued their recovery in 2001, totaling $113.8 billion. Exports grew 5.7% to $58.2 billion, while imports fell 0.4% to $55.6 billion. The result was a trade surplus of approximately $2.7 billion in 2001, the first since 1994.

Brazil registered a trade surplus of approximately $13.1 billion in 2002. The improvement in the trade balance in 2002 resulted, in large part, from a 3.7% growth in exports and a 15.0% decline in imports caused by the depreciation of the real. The trade surplus in 2002 was the largest since 1994.

During the first six months of 2003, Brazil registered an accumulated trade surplus of approximately $10.4 billion, the largest surplus registered for the first six months of any year, versus an accumulated trade surplus of approximately $2.6 billion for the corresponding period in 2002. Exports for the first half of 2003 totaled $33.0 billion, a record high and a 31.7% increase over the corresponding period in 2002, while imports totaled $22.6 billion, roughly equal to the levels recorded in the corresponding period in 2002. The improvement in the trade balance during the first six months of 2003 resulted in an accumulated current account deficit of approximately $535 million, compared to a deficit of approximately $8.4 billion for the corresponding period in 2002. The improved trade balance also resulted in an accumulated balance of payments surplus of approximately $9.0 billion for the first six months of 2003, compared with a $5.4 billion balance of payments deficit for the corresponding period in 2002.

Preliminary trade figures for July 2003 indicate that Brazil registered a trade surplus of approximately $2.1 billion, based on exports totaling $6.1 billion and imports totaling $4.0 billion. The $2.1 billion trade surplus is the highest for July of any year. The trade surplus for the first seven months of 2003 was approximately $12.5 billion, which was the highest registered for the first seven months of any year, compared to a $3.8 billion surplus in the same period of the previous year.

Exports.    Exports declined in 1998 and 1999 to $51.1 billion (a 3.5% decline from the previous year) and $48.0 billion (a 6.1% decline from the previous year), respectively. The decline in 1999 was due largely to a weakness in export prices, particularly in the agricultural sector, and an economic downturn in the region. However, exports increased as a percentage of GDP during that period to 6.5% in 1998 and 8.9% in 1999. In 2000, exports rose 14.7% to $55.1 billion. Transport equipment as a proportion of Brazilian exports increased from 11.4% in 1999 to 14.6% in 2000, while machinery, appliances and electrical equipment as a proportion of Brazilian exports grew from 12.0% in 1999 to 13.2% in 2000. For 2001, exports rose 5.7% to $58.2 billion. As a proportion of exports, the categories of vegetable, animals and animal products; food, beverage and tobacco; and mineral products all grew, reaching 14.8%, 13.1% and 9.4%, respectively. The trend continued in 2002, with an increase in exports of 3.7% to $60.4 billion. The sectors of vegetable, animals and animal products, mineral products and metals grew, as a proportion of Brazilian exports in 2002, to 15.4%, 10.7% and 10.1%, respectively. Exports for the first six months of 2003 totaled $33.0 billion, a record high. According to preliminary estimates, exports for the first seven months of 2003 totaled approximately U.S. $39.1 billion, a 25.0% increase over the corresponding period of the previous year. Exports of manufactured, semi-manufactured and basic goods were at record levels for the first seven months of 2003, registering $21.1 billion, $5.9 billion and $11.3 billion, respectively.

The largest market for Brazilian products has been the European Union, although the European Union’s share of Brazilian exports has been declining. In 2000, 2001 and 2002, exports to the European Union amounted to approximately $14.8 billion (or 26.8%), $14.9 billion (or 25.5%), and $15.1 billion (or 25.0%), respectively, of all Brazilian exports. Exports to the United States have grown, reaching $14.4 billion in 2001 and $15.5 billion in 2002 (or 25.7% and 24.7%, respectively, of all Brazilian exports). Exports to other Mercosul countries, however, fell from $7.7 billion (or 14.0%) in 2000 to $6.4 billion (or 10.9%) in 2001 and $3.3 billion (or 5.5%) in 2002 of all Brazilian exports, largely because of Argentina’s severe recession.

These trends have been influenced by Government initiatives to promote exports. The Government has maintained an export financing program, PROEX, which in 1991 replaced the predecessor FINEX program. In April 1997, PROEX was broadened to apply to both pre-shipment and post-shipment operations, and the list of eligible products thereunder, which was limited to certain capital goods, was extended to certain consumer products. The list of eligible products was further expanded on January 13, 1998, for purposes of both rate equalization and financing. In addition, on September 13, 1996, the Government approved the elimination of the State value-added tax (“ICMS”) on exports of primary and semifinished goods and on the acquisition of certain fixed assets in an effort to liberalize the export sector and stimulate growth. The Government intends to reimburse States, for periods ranging from 6 to 10 years, for the loss of revenues resulting from the elimination of the ICMS. States experiencing revenue losses of up to 10% will be eligible for reimbursement for six years. The reimbursement period is extended by one year for each additional two percentage points of revenue losses above 10% up to a maximum reimbursement period of ten years. Aggregate reimbursement to the States totaled R$2.3 billion in 1998, R$4.4 billion in 1999, R$3.8 billion in 2000, R$3.6 billion in 2001 and R$3.9 billion in 2002.

On September 9, 1998, the Government initiated the Special Export Program under the direction of the Foreign Chamber of Commerce (“Camex”). The Special Export Program covers 55 export sectors that accounted for almost 90% of Brazil’s export revenues in 1997. The program is intended to foster export growth by, among other things, identifying obstacles to such growth.

In September 2000, BNDES established credit lines that permitted entities to receive advance payments by promising to increase their export volumes within the following year. Because advances under the credit lines were linked to a domestic interest index (the Long-Term Interest Rate, or “TJLP”) rather than Libor, the entities were protected against indirect foreign exchange risk. The Government also established the Exports Program on November 17, 2000, which is intended to reduce exporting costs, foster the formulation of export strategies and promote the development of an exporter culture. The program, among other things, seeks to enhance export credit insurance, increase the capital of the Exports Guarantee Fund and expedite applications for export credit insurance.

On January 26, 2001, Camex was given new powers and made more independent. As a result of this reform, Camex became responsible for fixing tariff rates, a responsibility that was formerly vested in the Ministry of Finance.

In 2002, the Government undertook several initiatives to stimulate exports. Law No. 10,637, dated December 30, 2002 provided for, among other things, (a) an exemption from the PIS/PASEP tax for all income derived from the export of goods or services abroad, and (b) an exemption from the payment of the excise tax (“IPI”) to companies whose export revenues comprise more than 80% of their total revenues. Decree No. 4,418, dated October 11, 2002, amended BNDES bylaws to permit the creation of a line of credit accessible to Brazilian companies in order to stimulate their globalization and consequently to increase exports. Other initiatives included the creation of short-term credit lines in order to replace external credit lines that were interrupted due to cutbacks of foreign bank exposure in emerging countries. Provisional Measure 59, dated August 15, 2002 (subsequently enacted as Law No. 10,595 dated December 11, 2002), provided for the release of R$2 billion from FAT resources to allow BNDES to finance short-term operations. Concurrently, through Circulars Nos. 3,145 dated August 21, 2002, and 3,146 dated August 31, 2002, the Central Bank implemented rules that regulate the bidding for international reserves associated with the concession of advances for exchange currency agreements negotiated before and after the shipment of the merchandise. During 2002, $1.4 billion worth of such agreements were sold in such bids. Circular No. 3,158, dated October 25, 2002, reactivated the Reciprocal Credit Accord (CCR) with Argentina, increasing to $200,000 the amount of payment to be directed through CCR in connection with imports of Argentinean merchandise; Circular No. 3,160 dated October 30, 2002 allowed among all members of CCR, after December 10, 2002, transactions with terms longer than 360 days to be directed through CCR.

In June 2002, the Government launched a sub-program under its Special Exports Program to coordinate public and private sector efforts in increasing Brazil’s global presence in the services sector. According to the World Trade Organization, Brazil exported approximately $9 billion, or 0.6% of global market share, in commercial services in 2001. BNDES is expected to play a key role in the financing of the sub-program, which will aim at, among other things, identifying barriers to the export of Brazilian services and disseminating information about sources of export financing available to Brazilian companies.

Imports.    Because of a slowdown in economic activity, imports declined in 1998 and 1999, dropping to $57.8 billion in 1998 (a 3.3% decline from the previous year) and $49.3 billion in 1999 (a 14.7% decline from the previous year). However, imports as a percentage of GDP rose to 7.3% in 1998 and 9.2% in 1999. Brazil registered trade deficits of $6.6 billion in 1998 and $1.3 billion in 1999. In 2000, imports rose 13.3% to $55.8 billion. The growth in imports in 2000 was largely attributable to increases in imports of machinery and electrical equipment ($18.1 billion, versus $16.6 billion in 1999), fuel and lubricants ($8.3 billion, versus $5.4 billion in 1999) and chemical products ($8.1 billion, versus $7.9 billion in 1999).

In 2001, imports fell 0.5% to $55.6 billion. By major commodity groups, imports fell or remained at the same level in nearly every category, except precision instruments ($2.2 billion versus $2.0 billion in 2000), chemical products ($8.3 billion versus $8.1 billion in 2000), and machinery and electrical equipment ($19.3 billion versus $18.1 billion in 2000).

In 2002, total imports continued to fall to $47.2 billion, or 15.0%. Imports of every category fell (with the exception of fertilizers, which saw a slight increase of 0.7%). Imports from the European Union, the United States and Mercosul members amounted to $13.1 billion (or 27.7% of all Brazilian imports), $10.4 billion (or 22.1% of all Brazilian imports) and $5.6 billion (or 11.9% of all Brazilian imports), respectively. For the first six months of 2003, imports totaled $22.6 billion. According to preliminary estimates, imports for the first seven months of 2003 totaled approximately $26.7 billion, a 3.0% decline from the corresponding period in 2002.

Brazil has reduced its import tariffs in recent years. In 1991, the Government announced a schedule for tariff reductions for a three-year period ending in January 1994, aimed at attaining rates varying from 0% to 40%, with an average tariff of 14.2%. The Government subsequently accelerated certain scheduled adjustments and implemented the last set of tariff reductions on July 1, 1993, when the average duty and the maximum tariff were reduced to 14.4% and 40%, respectively. In an effort to contain inflation, the Government also implemented in September and October 1994 significant new tariff reductions, covering over 5,000 products and reducing the average tariff to 11.32%. From November 30, 1997 to December 31, 1999, the average tariff was 13.8%. The average tariff dropped to 13.0% as of January 1, 2001 as a result of Decree No. 3,704 dated December 27, 2000, and the maximum tariff reached 35% as of that date.

Average tariffs were also reduced as a result of Brazil’s implementation of a schedule of preferences applicable to imports from Mercosul countries. Mercosul members enjoyed a 75% discount from otherwise applicable rates during the second half of 1993 and 82% during the first half of 1994. This discount was raised to 89% beginning July 1, 1994 and to 100% beginning January 1, 1995, although certain products were excepted from this discount. In December 1994, the four member countries of Mercosul established January 1, 1995 as the date for the implementation of the CET, intended to transform the region into a customs union. The CET ranges from 0.0% to a maximum of 20.0%, but each member country was allowed a certain number of exceptions to the CET. The products on each country’s list of exceptions have tariffs varying from the CET, but such tariffs are scheduled to be reduced automatically each year until December 31, 2002, at which time such tariffs will be equal to the CET rates, as established by Mercosur Decision CMC No. 68, dated December 14, 2000.

The Government imposes import quotas on certain products. In May 1996, for example, quotas were imposed on textiles imported from China, Taiwan, South Korea, Panama and Hong Kong in accordance with World Trade Organization regulations that permit protection of important domestic industries which could be materially damaged because of imports. In addition, although quotas for vehicle imports were eliminated on October 26, 1995, tariffs remain high. Since 1998, the import tax on passenger automobiles, light transport vehicles, motorcycles and bicycles has been 35%.

The preferential accords executed by Brazil (under Mercosur) with other commercial partners in Latin America have recently been gaining some relevance in the automotive industry. Decree No. 4,458 dated November 5, 2002 ratified the Automobile Accord Mercosur-Mexico, which provides for a gradual increase in automotive trade by means of bilateral reciprocal quotas. Similarly, Decree No, 4,404 dated October 3, 2002 provides for a similar relationship between Brazil and Chile, and stipulates an import tariff reduction on the automotive industry (as well as the chemical and agricultural sectors); under the same agreement, Brazil and Chile have also agreed to progressively eliminate reciprocally imposed limits, aiming to reach a free market by 2006.

Brazil is a signatory to the Final Act of the GATT Uruguay Round, pursuant to which it has committed to staged reductions in tariffs beginning in 1995 over five years with respect to industrial products and over ten years with respect to agricultural products.

The following table sets forth certain details regarding Brazil’s foreign trade for the years indicated:

Table No. 15

Principal Foreign Trade Indicators

	1998(1)	1999(1)	2000(1)	2001(1)	2002(1)
Exports as % of GDP	6.5%	8.9%	9.1%	11.4%	13.2
Imports as % of GDP	7.3	9.2	9.3	10.9	10.3
Trade Balance as % of GDP	(0.8)	(0.2)	(0.1)	0.5	2.9
Growth (Decline) in foreign trade(2)	(3.4)	(10.6)	14.0	2.6	(5.5)
Exports—% Increase (Decrease)(3)	(3.5)	(6.1)	14.7	5.7	3.7
Imports—% Increase (Decrease)(3)	(3.3)	(14.7)	13.3	(0.5)	(15.0)
Exports/Imports(4)	0.89	0.97	0.99	1.05	1.28
Exports
$ in millions	$51,140	$48,011	$55,086	$58,223	$60,362
1,000 tons	230,252	228,644	244,626	272,619	295,563
% change from prior period(5)	10.2	(0.7)	7.0	11.4	8.4
Imports
$ in millions	$57,763	$49,295	$55,839	$55,572	$47,219
1,000 tons	91,147	85,522	92,786	92,792	90,383
% change from prior period(5)	4.3	(6.2)	8.5	(0.0)	(2.6)
Trade Balance ($ in millions)	$(6,624)	$(1,283)	$(753)	$2,650	$13,143

(1)	Preliminary.
(2)	Percentage change in exports and imports from previous year.
(3)	Percentage change from previous year.
(4)	Exports divided by imports.
(5)	Percentage change in volume, by weight.

Source:  Central Bank and Ministry of Development, Industry and Foreign Trade

The following tables set forth certain information regarding exports and imports by major commodity groups for the periods indicated.

Table No. 16

Exports (FOB Brazil) by Major Commodity Groups

	1998		1999(1)		2000(1)		2001(1)		2002(1)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
Vegetable, Animals and Animal Products	$7,485	14.6%	$6,965	14.5%	$6,764	12.3%	$8,608	14.8%	$9,270	15.4
Food, Beverage and Tobacco	7,842	15.3	7,036	14.7	6,213	11.3	7,649	13.1	7,845	13.0
Mineral Products	4,014	7.8	3,570	7.4	4,450	8.1	5,488	9.4	6,432	10.7
Chemical Products	2,937	5.7	2,772	5.8	3,123	5.7	2,799	4.8	3,024	5.0
Rubber and Plastics	1,480	2.9	1,421	3.0	1,731	3.1	1,564	2.7	1,588	2.6
Leather and Shoes	2,128	4.2	2,012	4.2	2,449	4.4	2,643	4.5	2,591	4.3
Wood and Furniture	1,128	2.2	1,392	2.9	1,479	2.7	1,492	2.6	1,767	2.9
Paper and Paper Products	964	1.9	932	1.9	969	1.8	969	1.7	923	1.5
Textiles and Clothing	1,113	2.2	1,010	2.1	1,222	2.2	1,306	2.2	1,185	2.0
Metals	5,717	11.2	5,306	11.1	6,171	11.2	5,296	9.1	6,120	10.1
Machinery, Appliances and Electrical Equipment	6,051	11.8	5,783	12.0	7,244	13.2	7,438	12.8	7,320	12.1
Transportation Equipment	6,458	12.6	5,492	11.4	8,057	14.6	8,063	13.8	7,326	12.1
Other	3,822	7.5	4,321	9.0	5,212	9.5	4,907	8.4	4,970	8.2

Total	$51,140	100.0	$48,011	100.0	$55,086	100.0	$58,223	100.0	$60,362	100.0

Growth Rate of Exports(%)		(3.5)		(6.1)		14.7		5.7		3.7

(1)	Preliminary.

Sources:  Central Bank and Ministry of Development, Industry and Foreign Trade

Table No. 17

Imports (FOB Country of Origin) by Major Commodity Groups

	1998(1)		1999(1)		2000(1)		2001(1)		2002(1)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
Food	$3,056	5.3%	$2,078	4.2%	$1,915	3.4%	$1,605	2.9%	$1,580	3.3
Clothing	937	1.6	639	1.3	668	1.2	655	1.2	509	1.1
Precision Instruments	2,260	3.9	1,786	3.6	1,969	3.5	2,244	4.0	1,936	4.1
Cereals	1,865	3.2	1,411	2.9	1,447	2.6	1,347	2.4	1,263	2.7
Fertilizers	954	1.7	864	1.8	1,273	2.3	1,219	2.2	1,228	2.6
Chemical Products	7,989	13.8	7,889	16.0	8,070	14.5	8,259	14.9	7,656	16.2
Wood Paste, Cellulose & Derived Products	1,429	2.5	1,052	2.1	1,190	2.1	967	1.7	721	1.5
Rubber and Plastic Products	2,732	4.7	2,344	4.8	2,856	5.1	2,770	5.0	2,663	5.6
Steel and Cast Iron	1,375	2.4	871	1.8	1,013	1.8	1,128	2.0	928	2.0
Non-ferrous Metals	1,091	1.9	925	1.9	1,056	1.9	1,034	1.9	839	1.8
Fuel and Lubricants	5,101	8.8	5,434	11.0	8,291	14.8	7,726	13.9	6,984	14.8
Transportation Equipment	6,793	11.8	4,653	9.4	4,936	8.8	4,750	8.5	3,450	7.3
Machinery and Electrical Equipment	18,530	32.1	16,579	33.6	18,154	32.5	19,314	34.8	15,194	32.2
Other	3,653	6.3	2,771	5.6	3,000	5.4	2,555	4.6	2,269	4.8

Total	$57,763	100.0	$49,295	100.0	$55,839	100.0	$55,572	100.0	$47,219	100.0

Growth Rate of Imports(%)		(3.3)		(14.7)		13.3		(0.5)		(15.0)

(1)	Preliminary.

Sources:  Central Bank and Ministry of Development, Industry and Foreign Trade

The following tables set forth certain information regarding the destination of Brazil’s exports and the sources of its imports for the periods indicated.

Table No. 18

Exports (FOB Brazil) by Region

	1998		1999(6)		2000(6)		2001(6)		2002(6)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
EFTA(1)	$360	0.7%	$389	0.8%	$756	1.4%	$629	1.1%	$618	1.0%
LAIA(2)	12,620	24.7	10,024	20.9	12,151	22.1	11,132	19.1	9,070	15.0
Canada	544	1.1	513	1.1	566	1.0	555	1.0	782	1.3
EEC(3)	14,748	28.8	13,736	28.6	14,784	26.8	14,865	25.5	15,113	25.0
Eastern Europe	1,163	2.3	1,175	2.4	972	1.8	1,699	2.9	1,755	2.9
USA(4)	9,872	19.3	10,849	22.6	13,366	24.3	14,378	24.7	15,535	25.7
Japan	2,205	4.3	2,193	4.6	2,472	4.5	1,986	3.4	2,098	3.5
OPEC(5)	2,549	5.0	2,269	4.7	2,324	4.2	3,354	5.8	3,536	5.9
Other	7,079	13.8	6,864	14.3	7,695	14.0	9,623	16.5	11,855	19.6

Total excluding OPEC	$48,591	95.0%	$45,742	95.3%	$52,762	95.8%	$54,868	94.2%	$56,826	94.1%

Total	$51,140	100.0%	$48,011	100.0%	$55,086	100.0%	$58,223	100.0%	$60,362	100%

Mercosul	$8,878	17.4%	$6,778	14.1%	$7,733	14.0%	$6,364	10.9%	$3,311	5.5%
Argentina	6,748	13.2	5,364	11.2	6,233	11.3	5,002	8.6	2,342	3.9
Paraguay	1,249	2.4	744	1.6	832	1.5	720	1.2	558	0.9
Uruguay	881	1.7	670	1.4	669	1.2	641	1.1	410	0.7

(1)	European Free Trade Association.
(2)	Latin American Integration Association; excludes Venezuela for the entire period.
(3)	European Economic Community, now the European Union.
(4)	Includes Puerto Rico.
(5)	Organization of Petroleum Exporting Countries, including Venezuela.
(6)	Preliminary.

Source:  Ministry of Development, Industry and Foreign Trade

Table No. 19

Imports (FOB Country of Origin) by Region

	1998(6)		1999(6)		2000(6)		2001(6)		2002(6)
Item	in $ millions	% of total	In $ millions	% of total	in $ millions	% of total	in $ millions	% of total	in $ millions	% of total
EFTA(1)	$1,149	2.0%	$967	2.0%	$1,040	1.9%	$1,227	2.2%	$1,118	2.4%
LAIA(2)	11,592	20.1	8,483	17.2	10,325	18.5	9,254	16.7	7,599	16.1
Canada	1,338	2.3	974	2.0	1,087	1.9	927	1.7	740	1.6
EEC(3)	16,890	29.2	15,046	30.5	14,070	25.2	14,822	26.7	13,095	27.7
Eastern Europe	808	1.4	704	1.4	1,161	2.1	1,113	2.0	919	1.9
USA(4)	13,697	23.7	11,882	24.1	13,033	23.3	13,043	23.5	10,439	22.1
Japan	3,274	5.7	2,576	5.2	2,961	5.3	3,064	5.5	2,347	5.0
OPEC(5)	3,118	5.4	3,744	7.6	4,983	8.9	4,464	8.0	4,144	8.8
Other	5,896	10.2	4,919	10.0	7,179	12.9	7,658	13.8	6,819	14.4

Total excluding OPEC	$54,646	94.6%	$45,551	92.4%	$50,856	91.1%	$51,108	92.0%	$43,075	91.2%

Total	$57,763	100.0%	$49,295	100.0%	$55,839	100.0%	$55,572	100.0%	$47,219	100.0%

Mercosul	$9,416	16.3%	$6,719	13.6%	$7,795	14.0%	$7,009	12.6%	$5,614	11.9%
Argentina	8,023	13.9	5,812	11.8	6,842	12.3	6,206	11.2	4,746	10.1
Paraguay	351	0.6	260	0.5	351	0.6	300	0.5	383	0.8
Uruguay	1,042	1.8	647	1.3	602	1.1	503	0.9	485	1.0

(1)	European Free Trade Association.
(2)	Latin American Integration Association; excludes Venezuela for the entire period.
(3)	European Economic Community, now the European Union.
(4)	Includes Puerto Rico.
(5)	Organization of Petroleum Exporting Countries, including Venezuela.
(6)	Preliminary.

Source:  Ministry of Development, Industry and Foreign Trade

NOTE: Imports are categorized according to the country of origin and not from the country where the product was acquired.

Foreign Investment

Foreign direct and portfolio investment was strong in 1998, with total net inflows increasing 58.7% from 1997 to $47.4 billion. Net foreign portfolio investment almost doubled from 1997 figures to $18.6 billion in 1998, but was still lower than the $22.0 billion recorded in 1996. Foreign direct net investment inflows increased 51.9% in 1998, totaling $28.9 billion. Of that amount, 21.2%, or $6.1 billion, resulted from foreign participation in the national privatization program.

Following the Central Bank’s decision in January 1999 to permit the real to float, foreign direct and portfolio investment inflows to Brazil declined. Net inflows totaled $32.1 billion in 1999, a 32.3% decrease from the previous year. The decline in net inflows is attributable to a decline in net foreign portfolio investment inflows, which fell 80.9% to $3.5 billion. Net foreign direct investment fell 1.0% to $28.6 billion in 1999.

Foreign direct and portfolio investment recovered in 2000. Net inflows amounted to $41.4 billion, a 29.0% increase over the previous year. Net foreign portfolio investment rose 144.2% to $8.7 billion, while net foreign direct investment grew by 14.7% to $32.8 billion, an historic high.

Foreign direct and portfolio investment net inflows decreased 43.7% in 2001. Net foreign portfolio inflows amounted to $872 million, approximately 10% of that registered in 2000. Net foreign direct investment inflows decreased by 31.5% to $22.5 million, as a result of the reduction in inflows for privatization revenues.

During the first four months of 2002, net foreign direct investment totaled approximately $6.7 billion (3.85% of GDP), compared with approximately $6.8 billion of such investment registered during the same period in 2001 (4.10% of GDP). However, net foreign direct investment declined during the second half of 2002 because of Argentina’s continuing financial crisis, a weak global economy, uncertainty about Brazil’s national elections and concerns about terrorism and tensions in the Middle East. At year-end, net foreign direct investment reached $16.6 billion, reflecting a 26.2% decrease from 2001. Net foreign portfolio investment reflected an outflow of $4.8 billion, down from an inflow of $872 million in 2001. As a result, net inflows totaled $11.8 billion in 2002, a decrease of 49.6% from 2001.

During the first seven months of 2003, net foreign direct investment totaled approximately $4.7 billion, compared with approximately $10.5 billion of such investment registered during the same period in 2002.

External financing needs, defined as the difference of the current account deficit minus net foreign direct investment, has been negative since January 2002, totaling negative $11.7 billion for the twelve months ending June 30, 2003. This means that Brazil received more through net foreign direct investment than was required to finance the current account deficit during the 12-month period ending June 30, 2003.

The following table sets forth information regarding foreign direct and portfolio investment in Brazil for each of the years indicated.

Table No. 20

Foreign Direct and Portfolio Investment in Brazil

	Inflows			Outflows			Net Inflows
	Portfolio(1)	Direct(2)	Total	Portfolio(1)	Direct(2)	Total	Portfolio	Direct	Total
	(in millions of dollars)
1998	59,740	34,982	94,723	41,158	6,127	47,285	18,582	28,855	47,438
1999	38,875	36,254	75,129	35,332	7,676	43,008	3,542	28,578	32,121
2000	38,816	40,290	79,106	30,165	7,511	37,676	8,651	32,779	41,430
2001(3)	29,497	30,017	59,514	28,625	7,559	36,184	872	22,457	23,329
2002(3)	18,352	26,436	44,788	23,150	9,870	33,019	(4,797)	16,566	11,769

(1)	Includes equity securities, bonds, commercial paper and notes, except those related to external debt restructurings.
(2)	Includes reinvested earnings and excludes intercompany debt transactions.
(3)	Preliminary.

Source:  Central Bank

The following table sets forth information on net direct foreign investments by activity as of December 31, 2000, 2001 and 2002.

Table No. 21

Direct Investments by Activity(1)

	2000(2)		2001(2)		2002(2)
	Flow	%	Flow	%	Flow	%
	(in millions of dollars)
Agriculture, cattle breeding, and mineral extraction	$650	2.2%	$1,500	7.1%	$638	3.4%
Petroleum extraction and related services	481	1.6	1,360	6.4	508	2.7
Other	169	0.6	140	0.6	129	0.7
Industry and Manufacturing	$5,088	17.0%	$6,933	32.8%	$7,617	40.6%
Basic metallurgy	246	0.8	428	2.0	139	0.7
Manufacture of chemical products	1,118	3.7	1,528	7.2	1,573	8.4
Manufacture and assembly of motor vehicles, trailers, vehicle bodies and other transportation equipment	1,147	3.8	1,607	7.6	1,819	9.7
Manufacture of electrical machines, apparatus and materials	66	0.2	310	1.5	372	2.0
Manufacture of food and beverages	975	3.3	563	2.7	1,873	10.0
Manufacture of machines and equipment	579	2.0	322.8	1.5	391	2.1
Manufacture of electronic materials and communication apparatus	655	2.2	1,174	5.6	544	2.9
Manufacture of non-metallic mineral products	67	0.2	123	0.6	124	0.7
Manufacture of rubber and plastic articles	58	0.2	175	0.8	183	1.0
Manufacture of metal products	26	0.1	93	0.4	91	0.5
Manufacture of cellulose, paper and paper products	10	0.0	148	0.7	11	0.1
Manufacture of textiles	36	0.1	56	0.3	98	0.5
Publishing, printing and reproduction of recordings	16	0.1	140	0.7	44	0.2
Manufacture of wood products	32	0.1	72	0.3	16	0.1
Manufacture of office machines and data processing equipment	23	0.1	23	0.1	95	0.5
Other	34	0.1	166	0.8	247	1.3
Services	$24,140	80.8%	$12,688	60.1%	$10,498	56.0%
Electricity, gas and hot water	2,972	9.95	1,443	6.8	1,534	8.2
Wholesale and commerce intermediation, retail and repair of articles	1,547	5.2	1,519	7.2	1,504	8.0
Mail and communication	10,897	36.47	4,198	20.0	4,166	22.2
Services rendered to companies	815	2.73	789	3.8	791	4.2
Financial intermediation and ancillary activities	6,564	21.4	2,207	10.5	1,206	6.4
Accommodation and food	0	0.00	275	1.3	126	0.7
Data processing and related activities	1,122	3.75	711	3.8	225	1.2
Real estate activities	21	0.07	188	0.9	197	1.0
Transportation, ancillary activities and travel agencies	82	0.3	146	0.7	124	0.7
Insurance and private pension plan	14	0.05	630	3.0	216	1.1
Construction	12	0.04	254	1.2	148	0.8
Collection, treatment and distribution of water	74	0.25	34	0.2	94	0.5
Other	201	0.7	290	1.4	168	0.9
Total	$29,876	100.0%	$21,120	100.0%	$18,753	100.0%

(1)	Investments of more than $10 million until 2000; for 2001, total operations.
(2)	Based on data from foreign capital registrations with the Central Bank of Brazil.

Source:  Central Bank

The Government has periodically taken measures to control the inflow of foreign capital in order to facilitate the conduct of monetary policy and to regulate the level of Brazil’s international reserves. The Government frequently adjusts details of fiscal policy in order to promote or restrict the flow of foreign capital into Brazil. Measures taken by the Government for these purposes include: raising or lowering tax rates on financial transactions; establishing restrictions on investments in fixed income assets; authorizing or prohibiting settlement of foreign loans and financings in advance; and raising or lowering the net amount of foreign reserves a bank may hold without depositing such reserves in the Central Bank.

The National Monetary Council of Brazil adopted two resolutions in 2000 that are intended to simplify the procedures for registering foreign investments in Brazil. Resolution No. 2,689 of January 26, 2000, aims at simplifying the procedures for registering foreign investments in the domestic capital markets with the Central Bank by, among other things, eliminating the so-called “Annex I”, “Annex II”, “Annex IV” and “Annex VI” investment vehicles established under National Monetary Council Resolution No. 1,289 of March 20, 1987. The changes introduced by Resolution No. 2,689 became effective March 31, 2000. Resolution No. 2,770 dated August 30, 2000 of the National Monetary Council of Brazil further modified and consolidated rules relating to foreign credit transactions. See “—Foreign Exchange Rates and Exchange Controls”.

On June 12, 2002, the Government enacted Constitutional Amendment No. 37 (as further regulated by Decree No. 4,296 dated July 10, 2002), which exempts from the provisional financial contribution transaction levy (“CPMF”) fund remittances made to and from Brazil by foreign investors, as long as the funds are exclusively used in connection with trading on stock exchanges or in over-the-counter markets, or in contracts relating to stocks or stock indexes involving mercantile or futures exchanges.

International Reserves

In the first four months of 1998, Brazil’s international reserves experienced a recovery from declines occurring in late 1997 (attributable to the Government’s use of its international reserves to offset a sell-off of Brazilian securities in late October 1997 and related declines in the Brazilian stock markets). International reserves reached an historic high of $74.7 billion at April 30, 1998 (from approximately $52.2 billion at December 31, 1997). On July 31, 1998, Brazil’s international reserves stood at approximately $70.2 billion, corresponding to approximately 14 months of imports of goods.

However, in August and September 1998, international reserves came under pressure due to a significant sell-off of Brazilian securities. The Government believes that the sell-off was, in part, the result of investors’ decisions to reduce their exposure to emerging markets after expectations regarding emerging markets, in general, changed based on adverse developments in Russia. Although outflows in August 1998 were partially offset by net foreign direct investment, principally resulting from the privatization of Telecomunicações Brasileiras S.A., Brazil’s international reserves declined to $67.3 billion at August 31, 1998, $45.8 billion at September 30, 1998 and $42.4 billion at October 31, 1998.

Brazil’s international reserves stabilized following the announcement of a $41.8 billion IMF-led support package on November 13, 1998, reaching $41.2 billion on November 30, 1998. See “The Brazilian Economy–Recent Economic Events and Policies”. The Central Bank also lowered the TBAN rate during this time from 49.75% to 42.25% on November 12, 1998 and 36% on December 17, 1998. In December 1998, however, there were significant outflows following the Government’s failure to secure passage of a key social security reform bill by the Chamber of Deputies in a December 3, 1998 vote and delays in the voting of the increase of the CPMF rate. After giving effect to such outflows and the $9.3 billion initial aggregate disbursements under the IMF-led support package, reserves stood at $44.6 billion on December 31, 1998.

In January 1999, Brazil’s international reserves came under significant pressure once again as a result of a series of events that month. On January 6, 1999, the newly inaugurated governor of the State of Minas Gerais announced that the State would suspend for 90 days payments in respect of the State’s approximately R$18.3 billion debt to the Government. A week later, on January 13, 1999, Gustavo H.B. Franco, the president of the Central Bank and one of the architects of the Plano Real, resigned and was replaced by Francisco Lopes, who attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade. Subsequent Central Bank intervention failed to keep the real-U.S. dollar exchange rate within the new band, however, and on January 15, 1999, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility. Following that announcement, the value of the real against the U.S. dollar declined approximately 21% from its level on January 12, 1999.

To minimize excessive exchange rate volatility and reduce the inflationary effects of the devaluation of the real, the Central Bank raised its assistance rate (“TBAN”) to 41% from 36% on January 19, 1999, and the Central Bank intervened in the market to adjust the Federal Funds Rate (taxa Over/Selic) to 32% on January 19, 1999 from 29.8% the previous day. The Over/Selic rate was further increased to 35.5% on January 28, 1999 and 37.0% on January 29, 1999. Both the level of international reserves and the value of the real continued to decline, however; on January 31, 1999, Brazil’s international reserves stood at $36.1 billion, and the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, stood at R$1.9832 to $1.00.

Brazil’s international reserves rose to $44.3 billion on April 30, 1999 following a second set of disbursements amounting to approximately $9.8 billion under the IMF-led support program and the issuance of $3 billion aggregate principal amount of U.S. dollar-denominated global bonds that month and remained relatively stable through November 1999 as a result of, among other things, the placement of additional bond issues by the Republic. Brazil ended the year with approximately $36.3 billion in international reserves, corresponding to approximately 9 months of imports of goods.

Brazil’s international reserves rose to $39.2 billion on March 31, 2000, but subsequently declined to $28.7 billion on April 30, 2000 as a result of a $10.3 billion prepayment of emergency credit lines under an IMF-led support program. See “The Brazilian Economy—Recent Economic Events and Policies”. International reserves rose again to $31.4 billion on August 31, 2000 following the placement of additional bond issues by the Republic in July 2000 and the completion of a global offering of shares of Petrobrás owned by the Government. See “The Brazilian Economy—State-Controlled Enterprises—Privatization Program”. Brazil’s international reserves rose to $32.5 billion in November 2000, following the privatization of BANESPA. In December 2000, the Central Bank sold reais in the market that it agreed to repurchase in January 2001 in order to provide liquidity to the market at year-end. Brazil ended the year with approximately $33.0 billion in international reserves.

The placement of new bond issues during January 2001 contributed to a rise in the level of Brazil’s international reserves to $35.6 billion at the end of that month. In March 2001, however, principal and interest payments in respect of external debt caused Brazil’s international reserves to fall to $34.4 billion on March 31, 2001. Additional debt offerings in the international markets in April 2001 and May 2001 resulted in a slight increase in international reserves. After giving effect to principal and interest payments during that period, Brazil’s international reserves stood at $35.4 billion on May 31, 2001.

Concerns about the impact of the Government’s energy conservation measures and a possible Argentine devaluation or default drove the real to new lows against the U.S. dollar. After the real dropped to R$2.4748 to $1.00 on June 20, 2001, the Central Bank raised its Over/Selic rate target by 1.50% to 18.25%. The Central Bank also announced on June 21, 2001 that it had intervened in the foreign exchange market by selling U.S. dollars and buying reais and that the Government would raise $10.8 billion in additional funds to increase its international reserves and to finance future interventions to support the real. Brazil planned to raise the funds by purchasing $2 billion under its IMF facility, postponing a $1.8 billion repayment under that facility, borrowing $1.8 billion from international financial institutions, issuing an additional $1 billion in new bonds in the international capital markets and selling shares of privatized companies for $3.8 billion. The $10.8 billion amount also included $400 million in proceeds of a bond issuance by BNDES completed earlier in the year. After giving effect to subsequent borrowing from the IMF and the World Bank in an aggregate amount of approximately $3.2 billion, debt service and foreign exchange interventions, Brazil’s international reserves totaled at approximately $35.5 billion on July 31, 2001.

On September 14, 2001, the IMF announced that its Executive Board had approved a new standby facility for Brazil in the amount of SDR 12.14 billion (approximately $15.6 billion) in support of the Government’s economic and financial program through December 2002. Approximately $4.7 billion was available immediately, and Brazil made purchases under the facility totaling approximately $4.7 billion at the time the facility was established. The remainder was to be made available in five installments, subject to the satisfaction of certain performance criteria set forth in the Memorandum of Economic Policies accompanying Brazil’s Letter of Intent dated August 23, 2001. These performance criteria included targets for the primary surplus of 3.35% of GDP for 2001 and 3.5% of GDP for 2002 (an increase from the 3.0% target for both years under Brazil’s December 1998 IMF facility) and a net international reserves floor of $20 billion (a $5 billion reduction from the floor under Brazil’s December 1998 IMF facility). The new standby facility replaced the three-year standby arrangement approved in December 1998. See “The Brazilian Economy—Recent Economic Events and Policies”. After giving effect to purchases totaling $4.7 billion under the IMF standby facility and a repurchase by the Republic of Poland for $2.5 billion of certain Paris Club credits owing to Brazil on November 13, 2001, Brazil’s international reserves stood at $35.9 billion on December 31, 2001.

The second half of 2002 and the first quarter of 2003 posed several challenges for Brazil, which arose in large part from the effects of Argentina’s financial crisis, a weak global economy, uncertainties about the country’s national elections held in October 2002 and concerns about terrorism and tensions in the Middle East. Through much of the period from July through October 2002, the real declined against the U.S. dollar reaching a low of R$3.9552 to $1.00 on October 22, 2002. Net foreign investment also declined significantly, with net foreign direct investment falling to $16.6 billion in 2002, a 26.2% decrease from 2001, and net foreign portfolios outflows reaching $4.8 billion. Other investment flows were also negative in 2002, totaling $231 million. The Republic returned to the IMF, which announced on September 6, 2002, in response to Brazil’s economic situation, that it had approved Brazil’s request for a 15-month standby facility of SDR22.8 billion (approximately $31.4 billion) to support the country’s economic and financial program through December 2003. The standby facility replaced the 15-month standby facility that had been approved by the IMF on September 14, 2001. After giving effect to purchases totaling approximately $6.3 billion under the facility on September 11, 2002 and December 23, 2002, Brazil’s international reserves stood at $37.8 billion on December 31, 2002. International reserves increased to $47.6 billion on July 31, 2003.

The following table sets forth certain information regarding Brazil’s international reserves at the dates indicated.

Table No. 22

International Reserves(1)

	As of December 31,
	1998	1999	2000	2001	2002
	(in millions of dollars)
Gold(2)	$1,353	$929	$523	$127	$154
Foreign Exchange	43,163	35,403	32,488	35,728	37,409
Total Gold and Foreign Exchange	44,516	36,332	33,011	35,855	37,562
Special Drawing Rights	40.2	10.0	0	10.6	261.2
Total Official Reserves	$44,556	$36,342	$33,011	$35,866	$37,824

(1)	Foreign financial assets under control of and available to the monetary authorities.
(2)	For years prior to 1999, dollar values were calculated using a moving average of the London Gold PM Fixing prices quoted during the prior two months. Beginning in 1999, dollar values were determined using the London Gold PM Fixing price quoted at the end of the period.

Source:  Central Bank

Foreign Exchange Rates and Exchange Controls

The Brazilian foreign exchange system has been structured to enable the Government, through the Central Bank, to regulate and control foreign exchange transactions carried out in Brazil. Until February 1, 1999, there were two foreign exchange markets in Brazil: the commercial exchange market, on which most trade and financial transactions are carried out, and the floating exchange market (known as the “tourism dollar” market).

The exchange rate in each market was established independently, resulting in different rates during some periods, and all transactions carried out in either of these markets were required to be conducted through banks (and other agents for the tourism market) authorized and monitored by the Central Bank.

Under Resolution No. 2,110 of the National Monetary Council, the Central Bank had an obligation to sell U.S. dollars in the foreign exchange market whenever the real reached parity with the U.S. dollar. In response to deterioration in Brazil’s current account, on March 6, 1995 the Central Bank formalized an exchange band system for both the commercial foreign exchange market and floating foreign exchange market, pursuant to which the real was permitted to float against the U.S. dollar within bands established by the Central Bank. Under the exchange band system, the Central Bank was committed to intervene in the market whenever rates approached the upper and lower limits of the band. This commitment did not eliminate the possibility of the Central Bank intervening when necessary to avoid extreme oscillations in the exchange rate.

On January 13, 1999, Gustavo H.B. Franco, the president of the Central Bank and one of the architects of the Plano Real, resigned and was replaced by Francisco Lopes, who attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade. Subsequent Central Bank intervention failed to keep the real-U.S. dollar exchange rate within the new band, however, and on January 15, 1999, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility. The adoption of the floating foreign exchange rate regime produced the unification, as of February 1, 1999, of the previously separate commercial and floating rate foreign exchange markets. Following that announcement, the value of the real against the U.S. dollar declined approximately 21% from its level on January 12, 1999. See “The Brazilian Economy—Recent Economic Events and Policies”.

To minimize excessive exchange rate volatility and reduce the inflationary effects of the devaluation of the real, the Central Bank raised its assistance rate (“TBAN”) to 41% from 36% on January 19, 1999, and the Central Bank intervened in the market to adjust the Federal Funds Rate (taxa Over/Selic) to 32% on January 19, 1999 from 29.8% the previous day. The Over/Selic rate was further increased to 35.5% on January 28, 1999 and 37.0% on January 29, 1999. The value of the real continued to decline, however; on January 31, 1999, the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, stood at R$1.9832 to $1.00.

On February 2, 1999, when the cumulative devaluation (since January 13, 1999) of the real against the U.S. dollar exceeded 40%, the Government designated Armínio Fraga Neto to replace Francisco Lopes as president of the Central Bank. Following Mr. Fraga’s confirmation on March 3, 1999, the Central Bank eliminated the TBC and TBAN rates, giving primacy to the Over/Selic rate; because the Central Bank can influence the Over/Selic rate on a daily basis through its participation in auctions, repurchase transactions and reverse repurchase transactions, the Over/Selic rate permits the Central Bank to react more quickly to changes in market conditions. The Central Bank also increased the Over/Selic rate target to 45% from 39%. The Central Bank subsequently reduced the Over/Selic rate target to 42% on March 25, 1999, 39.5% on April 6, 1999, 34% on April 15, 1999, 32% on April 29, 1999, 29.5% on May 10, 1999, 27% on May 13, 1999, 23.5% on May 20, 1999, 22% on June 9, 1999 and 21% on June 24, 1999, citing lower-than-expected inflation and improved expectations for the economy. The Over/Selic rate target was further reduced to 19.5% on July 28, 1999, 19% on September 22, 1999, 18.5% on March 29, 2000, 17.5% on June 21, 2000, 17% on July 10, 2000 and 16.5% on July 20, 2000.

The Central Bank intervened in the foreign exchange market in March and April 1999, selling foreign currency and purchasing real within the parameters of the IMF-led support program. Such interventions, together with positive evaluations by the IMF of Brazil’s compliance with the performance criteria under the support program, disbursements to Brazil under the support program in March and April 1999, and the recovery of exchange flows led to a strengthening of the real; the real-U.S. dollar exchange rate (sell side) as of May 11, 1999 in the commercial exchange market, as published by the Central Bank, was R$1.6468 to $1.00. The successful placement of $3 billion aggregate principal amount of U.S. dollar-denominated global bonds by the Republic in April 1999, which opened the international capital markets to other Brazilian issuers, also contributed to the strengthening of the exchange rate. The real-U.S. dollar exchange rate came under pressure during the third quarter of 1999, however, due to uncertainties about the Republic’s fiscal performance and U.S. interest rates, pushing the exchange rate to R$1.9497 to $1.00 on August 20, 1999. The real-U.S. dollar exchange rate came under further pressure during the fourth quarter of 1999, largely as a result of expectations that interest rates in the U.S. would rise, a sluggish recovery in Brazil’s trade balance and a large amount in remittances abroad in respect of foreign debt obligations; the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, reached R$2.0025 to $1.00 on October 20, 1999. Pressure on the exchange rate subsided in November 1999 as confidence in Brazil’s economy improved. The real-U.S. dollar exchange rate (sell side) on December 31, 1999 in the commercial exchange market, as published by the Central Bank, was R$1.7890 to $1.00, representing a depreciation of 48.0% in nominal terms from the rate on December 31, 1998.

The first half of 2000 was characterized by improved foreign exchange flows and relative stability in the exchange rate, largely as a result of signs of economic recovery. The real rose against the U.S. dollar, reaching R$1.7473 to $1.00 on March 31, 2000. However, rising oil prices and uncertainties about U.S. interest rates put pressure on the real, pushing the real-U.S. dollar exchange rate to R$1.8537 to $1.00 on May 23, 2000. The real subsequently rose against the U.S. dollar, largely as a result of continued economic recovery, an improvement in external conditions and the return of foreign investment inflows. During the second half of the year, uncertainties about the U.S economy, concerns about Argentina and rising oil prices caused the real to decline in value against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, was R$1.8234 to $1.00 on August 31, 2000, R$1.8437 to $1.00 on September 29, 2000, R$1.9090 to $1.00 on October 31, 2000 and R$1.9596 to $1.00 on November 30, 2000. Brazil’s continued compliance with the IMF-led support program, as established by the IMF’s sixth review on November 28, 2000, and an improvement in the external environment resulting from interest rate reductions in the United States, reduced the downward pressure on the exchange rate, which ended the year at R$1.9554 to $1.00. The improved conditions also permitted the Central Bank to lower its Over/Selic rate target to 15.75% on December 20, 2000 and 15.25% on January 17, 2001.

During the first six months of 2001, however, renewed concerns about Argentina, together with nervousness about the political impact of the alleged misconduct of certain public officials, put further downward pressure on the real. The real reached R$2.1847 to $1.00 on April 30, 2001. In May 2001, the Government also announced its intention to reduce energy consumption through rationing and other measures in response to a severe power shortage. In addition, Argentina announced its intention to link its currency to both the U.S. dollar and the euro and, on June 15, 2001, announced the introduction of a special exchange rate for exporters in that country that permitted such exporters to exchange U.S. dollars for pesos for the combined average value of a U.S. dollar and a euro. Concerns about the impact of the Government’s energy measures and a possible Argentine devaluation of the peso drove the real to new lows against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank of Brazil, fell to R$2.3600 to $1.00 on May 31, 2001. Citing an increase in core inflation, the uncertainties related to the effects of exchange rate depreciation and the accelerating pace of economic activity, the Central Bank raised the Over/Selic rate target to 15.75% on March 21, 2001, 16.25% on April 18, 2001 and 16.75% on May 24, 2001.

After the real dropped to R$2.4748 to $1.00 on June 20, 2001, the Central Bank raised its Over/Selic rate target by 1.50% to 18.25%. The Central Bank also announced on June 21, 2001 that it had intervened in the foreign exchange market by selling U.S. dollars and buying reais and that the Government would raise $10.8 billion in additional funds to increase its international reserves and to finance future interventions to support the real. Brazil planned to raise the funds by purchasing $2 billion under its IMF facility, postponing a $1.8 billion repayment under that facility, borrowing $1.8 billion from international financial institutions, issuing an additional $1 billion in new bonds in the international capital markets and selling shares of privatized companies for $3.8 billion. The $10.8 billion amount also included $400 million in proceeds of a bond issuance by BNDES completed earlier in the year. Approximately $6.2 billion of the funds were to be used to increase the level of Brazil’s foreign reserves, while the remaining $4.6 billion were to be available for use for further interventions in the foreign exchange markets.

After recovering briefly to R$2.2923 to $1.00 on June 28, 2001, the real declined to R$2.5979 to $1.00 on July 16, 2001. The real recovered slightly to R$2.4247 to $1.00 on July 24, 2001 following the Central Bank’s decision on July 18, 2001 to raise its Over/Selic rate target to 19.00% from 18.25% and interventions by the Central Bank in the foreign exchange market.

Following terrorist attacks on the World Trade Center and the Pentagon in the United States on September 11, 2001, the real-U.S. dollar rate moved to R$2.8007 to $1.00 on September 21, 2001. The real began to recover after October 11, 2001, reaching R$2.5287 to $1.00 on November 30, 2001 and R$2.3204 to $1.00 on December 31, 2001.

The Republic of Argentina announced in December 2001 and January 2002 that it would be suspending payments in respect of certain of its public external debt and modifying its exchange rate system. The announcement, together with lower than expected Brazilian trade flows, caused the real to fall approximately 4.2% during January 2002 to close at R$2.4183 to $1.00 on January 31, 2002. The real subsequently recovered as a result of trade surpluses in the first four months of 2002 and improving economic conditions in Brazil resulting from the end of energy rationing on March 1, 2002, two reductions in the Central Bank’s Over/Selic rate target to 18.75% on February 20, 2002 and 18.50% on March 20, 2002 and certain other factors, such as the perception of investors that Brazil would not be significantly affected by Argentina’s problems. The real was also helped by the IMF’s announcements on January 23, 2002 and March 26, 2002 that it had completed reviews of Brazil’s performance under the IMF standby facility and that, based on those reviews, Brazil would be permitted to draw, if necessary, installments of SDR 358.6 million (approximately $448 million) and SDR 3.7 billion (approximately $5 billion). The real rose against the U.S. dollar, reaching R$2.3482 on February 28, 2002, R$2.3236 to $1.00 on March 28, 2002 and R$2.3625 to $1.00 on April 30, 2002.

However, amid renewed concerns about the potential contagion effect of Argentina’s financial crisis, uncertainty about the October 2002 elections in Brazil, a weak global economy and concerns about terrorism and tensions in the Middle East, the real began to depreciate again in the second half of 2002. The value of the real declined to R$2.5220 to $1.00 on May 31, 2002, R$2.8444 to $1.00 on June 28, 2002, R$3.4285 to $1.00 on July 31, 2002 and R$3.8949 to $1.00 on September 30, 2002 before reaching a low of R$3.9552 to $1.00 on October 22, 2002. Following the October 27 runoff elections, the real began to recover against the U.S. dollar, reaching R$3.5333 to $1.00 on December 31, 2002.

The real continued its recovery during the first six months of 2003. On July 31, 2003, the real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.9655 to $1.00.

The following table sets forth average exchange rates recorded in the commercial exchange market (sell side) on the last day of the periods indicated.

Table No. 23

Commercial Exchange Rates (sell side)

	Spot Rate(1)	Foreign Currency Basket(2)
	(reais per dollar)
1994—December	0.8460	74.8
1995—December	0.9275	84.2
1996—December	1.0394	82.7
1997—December	1.1164	78.1
1998—December	1.2087	82.7
1999—December	1.7890	97.2
2000—December	1.9554	92.0
2001—December	2.3204	94.1
2002—January	2.4183	92.5
February	2.3482	91.0
March	2.3236	88.6
April	2.3625	87.8
May	2.5220	93.5
June	2.8444	101.1
July	3.4285	108.9
August	3.0223	111.6
September	3.8949	115.9
October	3.6450	124.9
November	3.6365	110.4
December	3.5333	109.2

(1)	The average rate on the last day of the month in the commercial exchange market.
(2)	An index of the real exchange rate of a basket of fifteen currencies weighted by the share of the total Brazilian exports to all fifteen countries involved represented by Brazilian exports to each such country. The national currency used was the average exchange selling rate and the deflator was IPA-DI (Wholesale Prices). For other countries the deflator was also a wholesale price index or a comparable indicator (June 1994 = 100).

Source:  Central Bank

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or serious reasons to foresee such an imbalance, the Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies. See “Public Debt—Debt Crisis and Restructuring”.

Resolution No. 2,770 dated August 30, 2000 of the National Monetary Council of Brazil and Circular No. 3,027 dated February 14, 2001 of the Central Bank are intended to simplify the rules for the registration of foreign credit transactions. The new rules eliminate the need to obtain the prior authorization of the Central Bank with respect to foreign credit transactions, including bond issuances, for private sector borrowers or issuers. The new rules require only that such transactions be registered at the time the exchange contract for the entry of the funds into the country is signed. In addition, the Central Bank introduced a system for the electronic registration of foreign credit transactions called the Registro de Operações Financieras (Registration of Financial Transactions, or “ROF”). The new rules further require funds raised abroad to be deposited in real in a local bank in Brazil, but permit financial institutions and leasing companies to retain funds outside Brazil in connection with credit transactions tied to export operations.

THE FINANCIAL SYSTEM

General

On July 1, 1994, the real (plural “reais”) replaced the cruzeiro real as the lawful currency of Brazil, with each real exchangeable for 2,750.00 cruzeiros reais. The cruzeiro real had replaced the cruzeiro as the lawful currency of Brazil on August 1, 1993, with each cruzeiro real exchangeable for 1,000 cruzeiros. The cruzeiro had replaced the cruzado novo as the lawful currency of Brazil under the Collor Plan of March 15, 1990, with each cruzeiro exchangeable for one cruzado novo. The cruzado novo had replaced the cruzado as the lawful currency of Brazil under the Summer Plan of January 16, 1989, with each cruzado novo exchangeable for 1,000 cruzados. The cruzado had replaced the cruzeiro as the lawful currency of Brazil under the Cruzado Plan of February 28, 1986, with each cruzado exchangeable for 1,000 cruzeiros.

The Brazilian financial system is composed of several types of public and private sector financial institutions. On December 31, 2002, it included 142 multiple service banks, 23 commercial banks, 23 investment banks, and numerous savings and loan, brokerage, leasing and financial institutions. The average leverage level in 2002 for the Brazilian banking system as a whole was approximately 2.6 times shareholders’ equity, and Brazilian private sector financial institutions were generally well capitalized.

Public sector banking institutions play an important role in the banking industry. Public sector banks accounted for 44.2% of the banking system’s total demand deposits and 34.8% of total assets on December 31, 2002. A significant portion of the activities of federal and State banks involves the lending of government funds to industry and agriculture. See “—Public Sector Financial Institutions”.

The critical importance of financial management skills under conditions of high inflation, and the availability of profits from financial intermediation activities, led to the proliferation of financial institutions during the 1980s and early 1990s. The subsequent reduction of Brazil’s inflation rate brought about by the Plano Real curtailed the profits Brazilian banks had previously earned from investing deposits at inflated interest rates and made it more difficult for certain financial institutions to survive. From the implementation of the Plano Real through December 31, 2002, 151 financial institutions were the subject of Central Bank intervention. In order to assist distressed banks and strengthen the financial system, the Government instituted on November 3, 1995 the Program of Incentives for Restructuring and Strengthening of the National Financial System (“PROER”). Among other measures, PROER created special lines of credit for financial institutions and provides incentives for institutions to merge and reorganize by permitting the amortization of goodwill and the write-off of non-performing loans. Under PROER, institutions receiving support were required to pledge collateral to the Central Bank having a value of at least 120% of the amount of the disbursement received. The collateral pledged by institutions participating in PROER generally consisted of Government debt instruments such as Par Bonds and obligations of the Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais or “FCVS”). See “Public Debt—Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais)”. Debt instruments so pledged were valued at their full face amount. Equity securities could also be pledged; such securities were valued based on several criteria, including liquidity. Interest accrued on the disbursements at a rate of 2% over the rate of interest on the underlying collateral and is payable at the same time interest is payable on the underlying collateral.

From the introduction of PROER in November 1995 to December 31, 2001, the Central Bank made gross disbursements of approximately R$21.1 billion, primarily for the restructuring of Banco Nacional S.A., Banco Econômico S.A. and Banco Bamerindus S.A. The Government has not provided any financing under PROER since September 1998 and has since terminated the PROER program. Through December 31, 2001, the institutions receiving support under PROER had made reimbursements of PROER reserves in the aggregate of approximately R$18.4 billion to the Central Bank. Pursuant to Portaria No. 237 dated June 27, 2001 of the Ministry of Finance, the National Treasury issued R$9.0 billion aggregate principal amount of domestic debt securities (“NTNs”) to the Central Bank in payment of the outstanding PROER balance.

On February 28, 1997, the National Monetary Council adopted Resolution No. 2,365, establishing the Support Program for the Reduction of the State Public Sector in Banking Activity (Programa de Incentivo à Redução do Setor Público Estadual na Atividade Bancária or “PROES”). PROES provides for three special lines of financial assistance. The first line releases resources backed by collateral consisting of securities or rights related to operations under the administration of the National Treasury or of agencies of the federal Government. The second line allows State financial institutions to restructure their portfolio of assets and/or their respective liabilities. The third line involves the assumption by federal financial institutions of State financial institutions’ liabilities to the public. The first two lines were implemented by Central Bank Circulars Nos. 2,743 and 2,744, both dated February 28, 1997, and the third line was implemented by Central Bank Circular No. 2,745 dated March 18, 1997, as amended by Circular 2,871 dated March 4, 1999.

As of December 31, 2002, 42 State financial institutions had sought PROES assistance, with a majority electing to be privatized or converted into development agencies; 16 financial institutions chose to obtain PROES assistance under the second line. In December 1998, an institution controlled by the State of Rio Grande do Sul commenced operations as the first such converted development agency.

In addition to establishing PROER and PROES, the Government instituted a deposit insurance system on November 16, 1995 and issued a provisional measure in August 1996 establishing a program to restructure Brazil’s State banks. See “The Brazilian Economy—Relationship between the Federal and Local Governments” and “—Regulation by Central Bank”. The Government also enacted Law No. 9,447 of March 14, 1997, relating to the liability of controlling shareholders, accounting firms and independent auditors for the intervention, extrajudicial liquidation or establishment of a provisional administrative regime for financial institutions. Under Law No. 9,447, controlling shareholders may be held jointly liable for wrongful acts involving the financial institutions they control, independent of claims based on negligence or fraud. Independent auditors can also be held liable for their fraudulent actions or omissions while rendering services to financial institutions, and the assets of such auditors may be subject to attachment if liability is found. On March 27, 2003, the National Monetary Council issued Resolution 3,069, which provides for the mandatory periodic replacement of independent auditors of financial istitutions.

Institutional Framework

The basic framework for the Brazilian financial system was established in 1964 pursuant to Law No. 4,595 (the “Banking Reform Law”), which created the National Monetary Council (the “CMN”), the senior body responsible for currency and credit policies.

The legal measures that introduced the real as the new legal currency of Brazil modified the composition of the CMN, reducing it to three members: the Minister of Finance, the Head of the Secretariat of Planning, Budget and Coordination and the President of the Central Bank.

The Central Bank is an autonomous government entity, administered by a board of directors, all of whom are appointed by the President of the Republic, subject to confirmation by the Senate. The main role of the Central Bank is to implement the currency and credit policies established by the CMN.

On May 29, 2003, the Brazilian National Congress adopted Constitutional Amendment No. 40. The amendment, among other things, permits regulatory changes in the Brazilian financial system to be made through multiple legislative initiatives rather than a single comprehensive measure. The amendment makes possible the granting of autonomy to the Central Bank by means of the passage of complementary legislation adopted by an absolute majority of the members in each house of the National Congress.

The Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) is responsible for regulating the country’s stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to securities traded on such exchanges and promulgating accounting and reporting rules to ensure the availability to the public of information on securities and their issuers.

Monetary Policy and Money Supply

On July 1, 1999, Brazil formally adopted inflation targeting as its monetary policy framework. Decree No. 3,088 of June 21, 1999 provides, among other things, that: (i) inflation targets are to be established on the basis of variations of a widely known price index; (ii) the inflation targets, as well as the tolerance intervals, were to be set by the National Monetary Council based on proposals by the Finance Minister; (iii) inflation targets for the years 1999, 2000 and 2001 were to be set no later than June 30, 1999; (iv) the inflation target for the year 2002 and subsequent years is to be set no later than June 30 of the second year prior to the year for which the target is being set; (v) the Central Bank is responsible for implementing the policies necessary to achieve the targets; (vi) the price index adopted for the purposes of the inflation targeting framework is to be chosen by the National Monetary Council based on a proposal by the Finance Minister; (vii) the targets will be considered to have been met whenever the observed accumulated inflation during each calendar year (measured on the basis of variations in the price index adopted for these purposes) falls within specified tolerance levels; (viii) if any target is not met, the Central Bank’s Governor must issue an open letter addressed to the Finance Minister explaining why the target was not met, the measures to be adopted to ensure that inflation returns to the tolerance levels and the period of time that will be needed for these measures to have an effect; and (ix) the Central Bank is to issue a quarterly inflation report that will provide information on the performance of the inflation targeting framework, the results of the monetary policy actions, and the perspectives regarding inflation.

On June 30, 1999, the National Monetary Council issued Resolution No. 2,615, which specified that the Broad Consumer Price Index (“IPCA”) reported by the National Bureau of Geography and Statistics (“IBGE”) would be used for the purpose of gauging inflation targets and which set the inflation targets at 8% for 1999, 6% for 2000 and 4% for 2001. Resolution No. 2,615 also established tolerance levels at plus or minus 2% for each year. On June 28, 2000, the National Monetary Council issued Resolution No. 2,744, which set the inflation target (as measured by IPCA) at 3.5% and the tolerance levels at plus or minus 2% for 2002. The inflation targets for 2003 and 2004 were set at 4.0% and 3.75%, respectively, with the tolerance levels at plus or minus 2.5%.

The Central Bank uses monetary policy instruments, principally the Over/Selic rate (a market-determined overnight rate for operations with federal bonds which determines the interest rate on debt issued by the Central Bank and the Government in a manner similar to the U.S. federal funds rate), in order to achieve the inflation targets. The performance of monetary policy under the inflation targeting framework is measured by IPCA, which rose 8.94% in 1999, 5.97% in 2000, 7.67% in 2001 and 12.5% in 2002.

On March 3, 1999, the Central Bank eliminated the Central Bank Basic Rate (“TBC”) and the Central Bank Assistance rate (“TBAN”), which had applied to discount window operations and had performed signaling functions for the markets as to the Central Bank’s policy intentions, and increased the Over/Selic rate target to 45% from 39%. The Central Bank subsequently reduced the Over/Selic rate target to 42% on March 25, 1999, 39.5% on April 6, 1999, 34% on April 15, 1999, 32% on April 29, 1999, 29.5% on May 10, 1999, 27% on May 13, 1999, 23.5% on May 20, 1999, 22% on June 9, 1999 and 21% on June 24, 1999, citing lower-than-expected inflation and improved expectations for the economy. The Over/Selic rate target was further reduced to 19.5% on July 28, 1999, 19% on September 22, 1999, 18.5% on March 29, 2000, 17.5% on June 21, 2000, 17% on July 10, 2000, 16.5% on July 20, 2000, 15.75% on December 20, 2000 and 15.25% on January 17, 2001. However, citing an increase in core inflation, the uncertainties related to the effects of exchange rate depreciation and the accelerating pace of economic activity, the Central Bank raised the Over/Selic rate target to 15.75% on March 21, 2001, 16.25% on April 18, 2001, 16.75% on May 24, 2001, 18.25% on June 21, 2001 and 19% on July 18, 2001.

On February 20, 2002, the Central Bank reduced the Over/Selic rate target to 18.75% from 19%. The Central Bank further reduced the Over/Selic target from 18.75% to 18.50% on March 20, 2002 and to 18% on July 17, 2002, citing improved economic conditions. However, in the second half of 2002 and the first quarter of 2003, the depreciation in the value of the real, increases in administered prices (prices subject to government regulation, such as rates for telephone calls and prices for gasoline and other petroleum derivatives, and prices governed by contracts with vendors, such as fares charged for certain public transportation) and rising oil prices in the world markets resulted in the rise of inflation in Brazil. The Central Bank responded by increasing the

Over/Selic rate target to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003.

Noting that the inflation rate had stabilized and was likely to fall within its inflation target of 5.5% for 2004 and 4.5% for 2005 (with tolerance intervals of plus or minus 2.5%), the Central Bank reduced its Over/Selic interest rate target from 26.5% to 26% on June 18, 2003, 24.5% on July 23, 2003 and 22% on August 20, 2003.

The Central Bank periodically intervenes in the overnight funds market to maintain liquidity in that market and to keep the Over/Selic rate close to its target rate. The Central Bank intervened in the overnight funds market in December 2001, for example, to address shortages arising from, among other things, nonscheduled placements of U.S. dollar-indexed securities to meet increased demands for a currency hedge following the events of September 11, 2001 and seasonal demands for holiday cash in December 2001.

As the real depreciated against the U.S. dollar during the second half of 2002, the Central Bank intervened in the foreign exchange markets to provide liquidity to those markets. The intervention took three forms: (i) direct intervention in the spot market totaling $5.8 billion during the period from July to October 2002; (ii) the provision of short-term U.S. dollar credit lines to banks, which had no accounting impact on Brazil’s international reserves; and (iii) the provision of credit lines to exporters in the amount of $1.5 billion during the period from August to October 2002, in order to compensate for a reduction of credit lines provided by foreign banks.

Since 1999, the Central Bank has been attempting to reduce interest rates charged by financial institutions for domestic loans. Such interest rates had declined from 1999 to the beginning of 2001 but then began an upward trend again as a result of concerns about Argentina, energy rationing in Brazil and the slowing U.S. and global economies. The average preset interest rate in Brazil for domestic loans reached 65.8% in October 2001, a spread of 46.7% over the Over/Selic rate. Rates dropped to 59.1% in April 2002 (a spread of 40.7% over the Over/Selic rate) before rising again to 70.1% (a spread of 47.1% over the Over/Selic rate) by December 2002.

Time Deposits.    Beginning in September 1996, there was a gradual reduction in the percentage of reserves required to be invested in government securities, and the cash component of the reserve requirement has been increased in the same proportion. The requirement to hold government securities was eliminated in February 1997, and the cash reserve requirement was reduced to zero on October 22, 1999. However, Central Bank Circular No. 3,062 of September 21, 2001 reinstated reserve requirements for time deposits and other liabilities of financial institutions. Since September 28, 2001, Circular No. 3,062 has required each financial institution to maintain on deposit with the Central Bank federal bonds having an aggregate principal amount equal to at least 10% of the average daily balance in excess of R$30 million for the preceding week of that institution’s time deposits, exchange rate acceptance funds, debenture-backed securities, securities that it has issued and debt assumption agreements linked to operations outside Brazil.

Formerly, the Brazilian monetary authorities relied on short-term National Treasury Bonds (Bônus do Tesouro Nacional) as the principal instrument for indexation. As that instrument was phased out, the Taxa Referencial (“TR”) was created for purposes of indicating the prevailing interest rate. The TR is calculated by the authorities periodically, based on the average daily rate for bank certificates of deposit. Based on current rates rather than historical rates, the TR was intended to reduce the influence of past inflation and more accurately reflect future inflation than predecessor indices. In January 1994 and October 1997, the Government revised the methodology for the calculation of the TR in order to increase the incentive to deposit money in savings accounts. The TR is currently derived from the Basic Financial Rate (Taxa Básica Financeira or “TBF”), which is calculated by the Central Bank from the weighted average of the rates offered by financial institutions on their certificates of deposit. The TBF so calculated is adjusted by a reduction factor in determining the TR. The reduction factor may occasionally be modified as a consequence of the changes in the real interest rate and the tax rate on the gross earnings of the certificates of deposit.

Reserve Requirements.    All depositary institutions, commercial banks, multiple service banks, investment banks, development banks, savings and loans and financial institutions are required to satisfy reserve requirements set by the Central Bank. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, time deposits, debt assumption transactions, automatic reinvestment deposits, funding transactions, repurchase agreements and export notes. As a result of Circular No. 3,177, dated February 19, 2003, banks are now generally required to deposit in a non-interest-bearing account at the Central Bank: (i) 60% of the average daily balance of demand deposits in excess of R$2 million; and (ii) 80% of the average daily balance of bank drafts, collections of receivables, collections of tax receipts and proceeds from the realization of guarantees granted to financial institutions in excess of R$44 million. In addition, banks are required to deposit in an interest-bearing account at the Central Bank, on a weekly basis, an amount in cash equal to 15% of the average daily balance of savings accounts, calculated on a weekly basis. Finally, financial institutions are required to maintain on deposit with the Central Bank federal bonds having an aggregate principal amount at least equal to 10% of the average daily balance during the preceding week of that institution’s time deposits, exchange rate acceptance funds, debenture-backed securities, securities that it has issued and debt assumption agreements linked to operations outside Brazil. During the second half of 1999, the Government announced a set of measures intended to reduce the cost of financial intermediation and thereby stimulate the growth of credit to the private sector. The measures included, among other things, a reduction in the reserve requirement for demand deposits to 55% of the average daily balance thereof effective April 2000. The reserve requirement for demand deposits was further reduced to 45% in June 2000.

On several occasions in 2002, the Central Bank changed its reserve requirements to control liquidity in the overnight market. During the first quarter of 2003, the Central Bank continued to adjust its reserve requirements, raising its reserve requirement for demand deposits to 60% from 45% on February 19, 2003, and reducing it again to 45% on August 8, 2003.

The following table sets forth selected information regarding percentage changes in the monetary base and money supply for the periods indicated.

Table No. 24

Percentage Increases in Monetary Base and Money Supply

	Year Ended December 31,
	1998	1999	2000	2001	2002
Monetary Base(1)	23.1%	23.6%	(1.5)%	11.7%	37.6%
M1(2)	7.1	23.7	18.5	12.6	29.3
M2(3)	24.5	38.2	26.7	13.3	23.7

(1)	Monetary base represents Central Bank liabilities, including currency and deposits held by commercial banks.
(2)	M1 is currency plus demand deposits.
(3)	M2 is M1 plus savings accounts and private securities, bank certificates of deposit (“CDBs”), mortgage bills (letras hipotecárias), real estate bills (letras imobiliárias), bills of exchange (letras de câmbio), and foreign exchange and acceptances (recursos e aceites cambiais).

Source:  Central Bank

Limitation of Public Sector Debt

Since May 1990, the CMN has taken various measures to limit expansion of credit in the public sector. In July 1993, the CMN mandated the creation by the Central Bank of a Public Sector Operations Registration System designed to improve credit controls. The CMN has also limited the ability of public sector financial entities to issue additional public indebtedness.

On June 29, 1998, the National Monetary Council of Brazil issued Resolution No. 2,515 (“Resolution No. 2,515”), which establishes certain conditions that must be observed with respect to the external credit operations of States, the Federal District, municipalities, and their respective agencies, foundations and companies. Resolution No. 2,515 requires, among other things, that (i) the proceeds of such external credit operations be used to refinance outstanding domestic financial obligations of the issuer, with preference given to those domestic obligations having a higher cost or shorter term than the external debt and, pending such application, remain on deposit in an escrow account in a form specified by the Central Bank; (ii) the total amount of the contractual obligation be subject to monthly deposits in an escrow account in a form specified by the Central Bank, with each monthly deposit to be equal to the total debt service obligation (including principal and interest), divided by the number of months that the obligation is to be outstanding; (iii) the foreign creditor (underwriter, in case of securities issue) be a financial institution that traditionally maintains relationship with Brazil or that has a risk rating equal or higher than “BBB”, according to the international rating agencies; and (iv) the contracts relating to such operations contain a clause expressly providing that the borrower’s obligations are not guaranteed by the federal Government and that the creditors acknowledge that they will not be entitled to receive any funds from the federal Government for such operations.

The Financial Responsibility Law severely restricts personnel expenditures and extensions of credit at all levels of government in Brazil and provides for ceilings for public sector debt. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

Public Sector Financial Institutions

Brazil’s principal public sector financial institutions are Banco do Brasil, BNDES and CEF, all federal institutions, together with a number of state institutions.

Banco do Brasil.    Banco do Brasil, the main lender to the rural sector, is one of Brazil’s largest multiple service bank. It is organized as a mixed-capital company, with the federal Government holding a majority of its voting shares, and is subject to legislation applicable to private sector entities, including all labor and tax legislation. Banco do Brasil functions as a private multiple service bank, although it does engage in some lending programs which implement certain policies established by the CMN. In March 1996, Banco do Brasil announced a significant restructuring of the bank following a 1995 loss in excess of R$4 billion and a 1996 first half loss of R$7.8 billion. On March 20, 1996, the Government enacted Provisional Measure No. 1,367, authorizing the National Treasury to increase the capital of Banco do Brasil by up to R$8 billion. This amount was funded by issuance of National Treasury Notes (R$6.5 billion) and by investments made in Banco do Brasil by PREVI (R$1 billion) and BNDESpar (R$500 million). In October 1997, the Government announced that it was studying the possibility of selling up to 23% of the voting shares and up to 69.8% of the nonvoting preferred shares of Banco do Brasil. The Government would continue to retain a controlling interest in the bank following the sale. On December 31, 2002, Banco do Brasil had assets of approximately R$188.6 billion and a net worth of approximately R$9.5 billion.

BNDES.    BNDES, the federal Government-controlled development bank, is primarily engaged in the provision of medium- and long-term financing to the Brazilian private sector, particularly to industry, either directly or indirectly through other public and private sector financial institutions. BNDES is also responsible for administering the federal Government’s privatization program. On December 31, 2002, BNDES had assets of approximately R$151.0 billion and a net worth of approximately R$12.4 billion.

CEF.    CEF, a savings bank controlled by the federal Government, is the principal agent of the Housing Finance System. CEF is involved principally in deposit-taking and the provision of financing for housing and related infrastructure. Its assets on December 31, 2002 were approximately R$128.4 billion, and its net worth stood at approximately R$4.8 billion.

On June 22, 2001, the Government announced its intention to recapitalize four federal banks by taking over nonperforming loans, purchasing assets in exchange for domestic debt securities and increasing the capital of such institutions. The banks to be recapitalized are Banco do Brasil, CEF, Banco da Amazônia S.A. and Banco do Nordeste do Brasil S.A. The Government estimated that the recapitalization would increase Brazil’s public sector debt by approximately $5.4 billion, or 1.0% of GDP. The ultimate cost of the recapitalization will depend on recoveries in respect of the nonperforming loans.

Others.    Other federal financial institutions include Banco da Amazônia and Banco do Nordeste do Brasil; Banco Meridional was purchased on December 4, 1997 by Bozano Simonsen for R$265.7 million. Several State banks, including BANESPA and BANERJ, were put under the administrative control of the Central Bank in December 1994. Banco Itaú S.A. purchased two State banks—BANERJ on June 26, 1997 for R$331.0 million and BEMGE on September 14, 1998 for R$583.0 million—and control of BANESPA passed to the federal Government on December 31, 1997 in connection with the restructuring of the State of São Paulo’s R$16.8 billion debt to BANESPA. The Government subsequently sold 60% of the outstanding common (voting) shares and 30% of the outstanding preferred (nonvoting) shares of BANESPA to Banco Santander Central Hispano of Spain for R$7.05 billion on November 20, 2000. In addition, BANDEPE was sold to Banco ABN AMRO on November 17, 1998 for R$182.9 million, and Banco Baneb, a bank controlled by the State of Bahia, was sold in June 1999 to Banco Bradesco S.A. for R$260.0 million. On October 17, 2000, the State of Paraná also sold a controlling interest in Banestado to Banco Itaú S.A. for R$1.625 billion. In January 2002, BEA was sold to Banco Bradesco S.A. for R$182.9 million. See “—General” and “The Brazilian Economy—Relationship between the Federal and Local Governments”.

State-owned or -controlled banks were sometimes used by State governments to finance the economic and political activities of State governments; such practices resulted in the making of loans that might not otherwise have been made on strictly commercial criteria. Some Brazilian State-owned or -controlled banks have at times required the direct or indirect financial assistance of the Central Bank. See “—General”. With the introduction of a number of reforms by the Central Bank in 1993, in particular regulations involving State-owned or -controlled bank lending practices, those institutions were restricted from granting credits to their controlling entities.

In August 1996, the federal Government issued Provisional Measure No. 1,514 dated August 7, 1996 (subsequently superseded by Provisional Measure Nos. 1,556–6, 1,590–15, 1,654-24, 1,702-27, 1,702-30, 1,773-32 and 1,900-91) which established a program to facilitate the restructuring of Brazil’s State banks. This provisional measure, among other things, permitted the Republic, in its sole discretion, to (i) acquire control of a financial institution, exclusively for its privatization or dissolution, (ii) finance the closure of the financial institution or its transformation into a non-financial institution or development agency or (iii) finance the prior arrangements necessary for the privatization of the financial institution or to guarantee any credit by the Central Bank for the same end, in accordance with rules to be promulgated by the National Monetary Council. See “The Brazilian Economy—Relationship between the Federal and Local Governments”.

In conjunction with efforts of the federal Government to assist the States under the Support Program for the Restructuring and Fiscal Adjustment of States and the assistance provided by the federal Government to the States in refinancing certain State debt, several State banks have come under the supervision of the Central Bank under nonjudicial liquidation by the Central Bank (like Banco do Estado do Amapá S.A. and Banco de Desenvolvimento Rio Grande do Norte S.A.) and judicial liquidation (like Banco do Estado de Rondônia S.A., Banco do Estado do Alagoas S.A. and Banco do Estado de Mato Grosso S.A.). As of December 31, 2002, nine State financial institutions were under liquidation within the scope of the Support Program for the Reduction of the State Public Sector in Banking Activity (“PROES”).

Private Sector Financial Institutions

Effective September 21, 1988, Brazil permitted the establishment of multiple service banks. Multiple service banks are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services, including fund management and real estate finance. As of December 31, 2002, there were 131 private multiple service banks operating in Brazil.

Private sector financial institutions include commercial banks, investment banks, multiple service banks and other financial institutions. Brazil’s 21 private sector commercial banks and 106 private multiple service banks with commercial portfolios are engaged in wholesale and retail banking. They are particularly active in taking demand deposits and lending for short-term working capital purposes. Brazil’s 23 investment banks are engaged primarily in collecting time deposits, specialized lending and underwriting securities. As of December 31, 2002, the consolidated net worth of the private sector banking institutions in Brazil was R$97.2 billion.

Regulation by Central Bank

The Central Bank is authorized to implement the currency and credit policies prescribed by the CMN and to supervise all financial institutions. Any amendment to a financial institution’s by-laws, increase in its capital or establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank, which is also responsible for determining the minimum capital requirements for financial institutions. The Central Bank is responsible for ensuring that the accounting and statistical requirements established by the CMN are observed. Financial institutions must submit semiannual financial statements reviewed by each institution’s independent auditors and a formal audit opinion, as well as monthly unaudited financial statements prepared in accordance with the standard accounting rules promulgated by the Central Bank. As part of the Central Bank’s supervision of their activities, financial institutions are required to make full disclosure of credit transactions, foreign exchange transactions, the use of proceeds raised from export and import transactions, and any other related economic activity. Such data are usually supplied to the Central Bank on a daily basis through computer systems, reports and statements. The Central Bank also supervises the operations of consumer credit companies, securities dealers, stock brokerage companies, leasing companies, savings and loan associations and real-estate credit companies. See “—General” and “The Brazilian Economy—Relationship between the Federal and Local Governments”.

Central Bank regulations impose capital adequacy, liquidity, savings deposit insurance, and loan loss reserve requirements on regulated financial institutions.

Capital Adequacy, Liquidity and Concentration Limits.    Since January 1, 1995, Brazilian financial institutions have been required to comply with the Basle Accord on risk-based capital adequacy, modified as described below by Resolution No. 2,099, dated August 17, 1994.

In general, the Basle Accord requires banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 11% for risk-weighted assets and 20% for swap transactions. Tier 1, or core, capital includes equity capital (i.e., common shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves less goodwill. Tier 2, or supplementary, capital includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). Tier 2 capital is limited to the total of a bank’s Tier 1 capital. There are also limitations on the maximum amount of certain Tier 2 capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets, liabilities and off-balance sheet exposure. The risk-based capital adequacy guidelines also establish credit conversion formulae for determining the credit risk of off-balance sheet items, such as financial guarantees, letters of credit and foreign currency and interest rate contracts.

Under Brazilian modifications to the Basle requirements (a) only Tier 1 capital (as modified with respect to revaluation reserves) may be counted towards the 11% minimum capital requirement, and (b) the risk weights assigned to certain assets and credit conversion amounts differ to a minor extent. In addition, pursuant to Resolution No. 2,692 dated February 24, 2000 of the National Monetary Council of Brazil, financial institutions are required to include interest rate risk arising from fixed-rate instruments in their determination of capital adequacy. Brazilian financial institutions may elect to calculate their capital requirements on either a consolidated or unconsolidated basis. Resolution No. 2,891 dated September 26, 2001 of the National Monetary

Council of Brazil increased percentage of capital requirement to cover exchange rate risk to 50% from 33% while reducing the exemption limit for this requirement to 5% of net worth from 20%. These changes have the effect of requiring financial institutions to increase their capital to cover exchange rate risk.

Under Circular 3,156, dated October 11, 2002, the exposure of financial institutions, determined on a consolidated basis, to gold and assets and liabilities indexed to exchange variations cannot exceed 30% of that group’s adjusted net worth.

The Central Bank originally prohibited Brazilian multiple-service banks from holding, on a consolidated basis, permanent assets in excess of 90% of their adjusted stockholders’ equity. The 90% threshold was reduced to 80% effective June 30, 1998, 70% as of June 30, 2000, 60% as of June 30, 2002 and 50% as of December 31, 2002. Permanent assets include investments in subsidiaries as well as premises, equipment and intangible assets.

Financial institutions are also prohibited under Resolution No. 2,844 dated June 29, 2001 from extending credit to a single borrower that, in the aggregate, exceed 25% of that institution’s shareholder’s equity. Extensions of credit include, among other things, loans, advances, leasing operations and guarantees. Resolution No. 2,844 also limits the aggregate amount of “concentrated exposure”, defined as extensions of credit to any customer that, in the aggregate, represent 10% or more of an institution’s shareholder’s equity; under Resolution No. 2,844 an institution’s aggregate concentrated exposure is not permitted to exceed 600% of its shareholder’s equity.

Resolution No. 2,836 dated May 30, 2001 of the National Monetary Council of Brazil provides for the assignment of loans and certain other extensions of credit, with or without recourse, except for assignments by entities that are not part of the National Financial System, for which assignments with recourse are not permitted. Resolution No. 2,836 eliminated the need to obtain specific authorization from the Central Bank for transfers to nonfinancial institutions, except for transfers to related entities that are part of the same financial group.

With respect to credit granted by public sector debt, Resolution No. 2,827 dated March 30, 2001 of the National Monetary Council of Brazil provides:

•	The aggregate amount of a borrower’s credit operations cannot exceed 18% of its real net revenues, and loans and other advances made in anticipation of budgetary revenues cannot exceed 8% of the borrower’s real net revenues;

•	The maximum annual expenditure for amortization, interest and certain other obligations of all credit operations may not exceed 13% of the borrower’s real net revenues;

•	The total debt balance cannot exceed a value equivalent to 1.7 times the borrower’s annual real net revenues for 2001, which limit is to decline by 0.1 per year, until reaching a value equivalent to 1.00 times the borrower’s annual real net revenues; and

•	Public sector entities must achieve a primary surplus on a consolidated basis during the preceding 12 months.

Derivatives and Investment Securities.    The Central Bank issued two regulations—Circular No. 3,082 dated January 30, 2002 and Circular No. 3,068 dated November 8, 2001—to enhance the transparency of financial reporting. Circular No. 3,082 sets forth hedge accounting rules applicable to financial institutions. It requires, among other things, that all derivatives (including hedging transactions) be marked to market at least monthly. In addition, derivative transactions that are used for hedging purposes are required to be classified according to the risk that is being hedged—market risk or cash flow—and must be with an unrelated third-party and not another company that is part of the consolidated group. Disclosure of, among other things, the strategy behind these derivative transactions and gains and losses arising from such transactions during the reporting period are also required in the notes to the financial statements. Circular No. 3,068 requires that securities held by financial institutions be classified as securities for sale, securities for trading or securities to be held to maturity. Securities for sale or trading are required to be marked to market. The classification also determines the accounting treatment for such securities, including the recognition of any gain or loss for revenue recognition purposes.

On February 8, 2002, the Central Bank issued Communication No. 9,253, which authorizes financial institutions to enter into swap operations, forward contracts and non-standardized options linked to federal public securities. The Communication complements Resolution No. 2,873 dated July 26, 2001 of the National Monetary Council of Brazil, which specified the types of derivative transactions that financial institutions were authorized to do and the types of assets to which derivative instruments could be linked.

Circular No. 3,086 dated February 15, 2002 applies to investment funds and regulates the accounting for securities held in a fund’s portfolio. It also requires that the securities be classified as securities for trading or securities to be held to maturity. Securities for trading are required to be marked to market daily. To qualify as securities to be held to maturity, (a) the fund must have the financial capacity to hold such securities until maturity and (b) the fund must have a single investor (which, if that investor is another fund, must be a fund that itself has a single investor) that has the financial capacity to hold such securities to maturity. Normative Instruction No. 365 dated May 29, 2002, issued by the Brazilian Securities Commission (“CVM”), imposes additional requirements: (a) fund holders must have the intent to keep the investment volume compatible with the maintenance of such assets in the fund’s portfolio until maturity; (b) the fund must be held by a single investor, investors belonging to the same conglomerate or financial group, or qualified investors (as defined by CVM rules concerning securities portfolio investment funds); and (c) all fund holders must be in favor of the fund’s qualification for classification as securities to be held to maturity. Normative Instruction No. 375 dated August 14, 2002 provides that funds which do not qualify under the requirements of Normative Instruction No. 365 may nonetheless qualify as securities to be held to maturity as long as the fund has financial capacity and satisfies the following conditions: securities held by the fund have (a) a maturity limited to 365 days and (b) a fixed rate of return determined at maturity and based on the Over/Selic rate or the interbank deposit rate.

Deposit Insurance.    On November 16, 1995, the Government implemented a deposit insurance system in Brazil, by creating the FGC to protect certain creditors in cases of (1) intervention, nonjudicial liquidation or bankruptcy of an institution or (2) the Central Bank’s recognition of a state of insolvency at an institution that, according to current law, is not subject to one of the mechanisms listed in (1) above. Such insurance became effective in February 1996.

The participants in the FGC are all financial institutions and savings and loan associations, with the exception of credit cooperatives and the credit sections of cooperatives. The participating institutions make a monthly contribution of 0.025% of the total reported value of covered liabilities.

The following liabilities are covered by the guaranty provided by the FGC: demand deposits or those that may be withdrawn through prior notification; savings deposits; time deposits, in both book entry and certificated form; bills of exchange; real estate bonds; and mortgage bonds.

The following liabilities are not covered by the guaranty: liabilities in the name of other institutions that are members of the National Financial System; deposits, loans or any other resources contracted or raised abroad; and credits in the name of certain persons affiliated with an institution, generally managers and other members of the consolidated group of which such institution is a member.

The FGC is a nonprofit, civil association governed by private law, its bylaws and applicable legal and regulatory provisions. The FGC is headquartered in, and subject to the jurisdiction of, the municipality of São Paulo and its duration is unlimited.

The FGC guaranty covers up to R$20,000 per person of covered claims against a single institution or against all the institutions of a single financial conglomerate. Since February 1996, Brazilian banks have made monthly contributions to the FGC, which totaled R$5.1 billion in December 2002.

Loan Loss Reserves.    Resolution No. 2,682 dated December 21, 1999 and Resolution No. 2,697 dated February 24, 2000 of the National Monetary Council of Brazil introduced a nine-category classification system in March 2000 under which loans and other extensions of credit are assigned ratings ranging from AA to H according to perceived credit risk of the borrower or guarantor and the nature of credit. The ratings are assigned initially when the extension of credit is made and thereafter are reevaluated on a monthly basis; a rating assigned to any credit is subject to change if there are amounts payable in respect of that credit that are in arrears. Loan-loss provisions vary according to the rating assigned to a particular credit and range from 0% (in the case of any credit that is not in arrears) to 100% (in the case of any credit that is more than 180 days in arrears). Banks began using the classification system for all loans over R$50,000 in March 2000 and for all loans in June 2000. As of December 2002, 87.5% of the outstanding credit balance of financial institutions operating in Brazil were classified AA to C (less than 60 days in arrears).

Foreign Currency Loans.    Financial institutions in Brazil are permitted to borrow foreign currency-denominated funds in the international markets (either through direct loans or through the issuance of debt securities). Pursuant to Resolution No. 2,683 dated December 29, 1999 of the National Monetary Council of Brazil, financial institutions have been authorized since January 3, 2000 to borrow foreign currency-denominated funds in the international markets for the purpose of investment in domestic market, without regard to minimum periods of amortization and retention of the funds in Brazil. Fiscal procedures replaced the various rules that had limited the short-term capital flow because of the Financial Operations Tax (“IOF”).

Payment Settlement System.    In April 2002, the Central Bank instituted changes to the settlement system for payments that were intended to minimize the systemic and credit risks that had been borne largely by the Central Bank. Prior to these changes, the Central Bank had accurate information on the balances held by financial institutions in their reserve accounts only at the end of each day. This permitted overdrafts to be created in the system without the provision of adequate collateral or other guarantees and left the settlement system vulnerable to failures by individual institutions. Because of concerns about the risks to the payment system, the Central Bank did not unwind the transactions that had created the overdrafts but instead intervened to prevent settlement failures from adversely affecting the payment system. The Central Bank therefore stood as the ultimate guarantor of each payment in the system. Under the revised payment system, payment orders in the Reserves Transfer System cannot be processed unless there is a sufficient balance in the paying institution’s reserve account. If the reserve balance is insufficient for the payment order to be processed, the order is queued until the reserve balance is sufficient to make the payment or is rejected. To avoid payment interruptions, the Central Bank plans to introduce an intra-day credit line backed by Brazilian Treasury and Central Bank securities. There is no financial cost for this line, as long as repayment is made the same day; payments not so made are treated as overnight loans for which a penalty rate is charged to the institution with the overdraft. This real-time gross settlement system is intended to prevent intra-day overdrafts from being created in the payment system.

Independent Accountants.    Financial institutions are required to replace their independent accountants no later than every fourth fiscal year. A former independent accountant of a financial institution can be re-hired only after three complete fiscal years have elapsed from its prior engagement by such financial institution. Independent accountants are required to prepare the following reports: (i) a report on the examined audited financial statements with respect to compliance with accounting principles as well as the relevant rules issued by the CMN and the Central Bank; (ii) a report evaluating the quality and adequacy of internal control procedures, including risk assessment criteria and data processing systems; and (iii) a report on the compliance with applicable operational laws and regulations.

Each independent accountant is required to communicate immediately to the Central Bank any event that may materially adversely affect the relevant financial institution’s status. Financial institutions are required to appoint an executive officer to a supervisory role in the area of accounting in order to ensure compliance with auditing and accounting rules and the rendering of accurate information.

Foreign Banks and Insurance Companies.    Under current law, foreign banks duly authorized to operate in Brazil through a branch or a subsidiary are subject to the same rules, regulations and requirements applied to any other Brazilian financial institution. On December 31, 2002, there were 65 foreign-controlled or foreign-affiliated banks and 10 banks in which there was significant foreign participation operating in Brazil. In accordance with the Constitution, authorization for the establishment of new foreign financial institutions in Brazil is to be regulated by the Congress although to date no law has yet been enacted. Until the adoption of the law, the establishment in Brazil of new agencies, subsidiaries or branches of foreign financial institutions and any increase in a foreigner’s percentage participation in existing institutions in the Brazilian financial system was prohibited, except when it resulted from international agreements or an express Presidential finding of public interest.

In January 1997, the National Monetary Council initiated several measures aimed at liberalizing foreign investment in the financial sector and permitting foreign stock ownership and control of banks in Brazil. In 1998, foreign banks acquired control of 42 financial institutions in Brazil, including 15 banks. Between December 1996 and December 2002, foreign bank participation in the Brazilian financial system’s total assets increased to 22.6% from 9.8%, and foreign bank participation in the Brazilian financial system’s net worth increased to 24.7% from 10.3%.

Securities Markets

The CVM implements the policies of the CMN relating to the organization and operation of the securities industry. The CVM is responsible for regulating the country’s stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to any securities traded on the stock exchanges and promulgating accounting and reporting rules to ensure the availability to the public of information on the securities being traded and the companies issuing them. The Central Bank has licensing authority over brokerage firms and dealers and controls foreign investment and foreign exchange transactions.

Of Brazil’s nine stock exchanges, the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or “BOVESPA”) and the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro, or “BVRJ”) are the most significant, accounting together in 1998 for approximately 98% of the daily trading activity. In both stock exchanges, trades are effected through both the floor bidding and electronic systems. On BVRJ, electronic trades are effected through the National Electronic Trading System (“SENN”), a computerized system inaugurated in 1991, which links the Rio de Janeiro Stock Exchange electronically with seven small regional exchanges. On BOVESPA, trades are effected through the Electronic Trading System introduced in 1990, linking brokerage firms throughout the country with BOVESPA.

In response to volatility in the Brazilian stock markets during the latter half of October 1997, BOVESPA and the Rio de Janeiro Stock Exchange implemented circuit breakers designed to halt trading when their respective stock indices fall by more than 10%. Such circuit breakers were triggered three times in 1997, five times in 1998 and twice in 1999.

A company that is qualified to trade on one Brazilian stock exchange may qualify for trading on any other Brazilian stock exchange. On December 31, 2002, there were 399 companies listed on BOVESPA, the largest stock exchange in Brazil by average daily trading volume, and the aggregate market capitalization of all listed companies was approximately $124.0 billion. As of December 31, 2002, the aggregate trading volume on BOVESPA was approximately $49.3 billion, and three of the twenty companies with the largest capitalization listed on the stock exchanges in Brazil were controlled by the Government. Trades in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although the volume of such trading is limited. The table below sets forth some indicators of market activity on BOVESPA in the five years ended December 31, 2002:

Table No. 25

Market Activity on BOVESPA

	1998	1999	2000	2001	2002
Number of Listed Companies	527	478	459	428	399
Market Capitalization(1)	160,887	228,536	225,528	185,443	124,042
Market Volume(1)	139,971	85,500	101,730	65,261	49,276

(1)	In millions of U.S. dollars.

Source:  BOVESPA

In January 2000, BOVESPA and BVRJ signed a letter of intent that provides for the consolidation of securities trading on the two exchanges. Under the letter of intent, trading in stocks, debentures and other securities of private issuers were limited to BOVESPA, and trading in government bonds were limited to BVRJ. BVRJ relinquished its authority with respect to trading in stocks, debentures and other securities of private issuers, as did five other regional exchanges, although privatization auctions were conducted on BVRJ through the end of 2000. Clearing and settlement of trades in securities of private issuers would occur through the Brazilian Clearing and Depository Corporation (“CBLC”), and clearing and settlement of trades in government bonds would occur through the Special System of Settlement and Custody (“SELIC”).

In December 2000, BOVESPA announced the creation of the New Market (Novo Mercado), a special listing segment reserved for the securities of companies that voluntarily undertook to adopt certain corporate governance practices and provide disclosure beyond that required under Brazilian law then in effect. The listing rules (regulamento de listagem), among other things, (i) prohibit the issuance by the listed company of preferred (nonvoting) shares, (ii) require that shares representing not less than 25% of the capital of the listed company remain in circulation and be owned by persons other than the controlling shareholder of the listed company, (iii) require the listed company to offer shares to the public in ways that promote a broad dissemination of the shares, (iv) require the listed company to provide “tag-along” rights to minority shareholders that would permit them to sell their shares for the same terms and conditions as those for the sale by a shareholder of controlling interest of the listed company, (v) require the listed company to provide to holders annual financial statements that have been prepared in accordance with generally accepted accounting principles of the United States or International Accounting Standards Committee, (vi) provide for enhanced quarterly reporting and (vii) require the listed company to permit its minority shareholders to appoint a majority of the members of the listed company’s audit committee. BOVESPA can sanction listed companies that violate the listing rules; the sanctions include the imposition of fines, the suspension of trading in the offending company and the exclusion of the offending company from the New Market. The listing rules also require that disputes between a listed company and its shareholders be settled by arbitration through BOVESPA’s Market Arbitration Chamber. The New Market is intended to foster the overall growth of the Brazilian stock market by offering better treatment to minority shareholders and reducing their concerns regarding the purchase of shares of publicly traded companies. The listed company benefits from improved access to the capital markets (and, thereby, lower financing costs), because the shareholder-friendly corporate governance provisions and enhanced disclosure requirements are likely to be attractive to potential investors. An additional incentive for companies to list their shares in the New Market is provided by BNDES’ Program for the Support of New Corporations, through which BNDES offers advantageous conditions for obtaining and repaying lines of credit to companies participating in the New Market.

BOVESPA also issued at the same time a regulation for special practices of corporate administration that divides companies into two levels. The regulation applies to companies that were not listed in the New Market but that had nevertheless agreed to adopt certain corporate governance practices that went beyond the requirements of the Brazilian corporate law then in effect. Level 1 companies under the regulation are those that agreed to improve the disclosure provided to investors and to take steps to maintain the liquidity of their securities. Level 2 companies are those that agreed to additional reforms, including arbitration as a means of settling disputes with investors. Level 1 and Level 2 companies are also eligible for financing at advantageous terms through BNDES’ Program for the Support of New Corporations.

On October 31, 2001, the Government enacted Law No. 10,303 (“Law No. 10,303”), which amends the Brazilian Corporation Law and the law relating to the CVM. Law No. 10,303 imposes, among other things, restrictions on the issuance of preferred (nonvoting) shares; under the law, a non-publicly traded company is prohibited from issuing preferred shares in an aggregate amount that exceeds 50% of that company’s capital stock, while publicly traded companies on the date that the law was enacted were permitted to continue issuing preferred shares in an aggregate amount that not in excess of 2/3 of capital stock. In addition, under Law No. 10,303, preferred shares are required to be accorded one of the following minimum preferences: (a) priority in receipt of dividends in an amount up to 3% of the book value per share; (b) dividends in an amount greater than those paid in respect of the common (voting) shares; or (c) a “tag-along” right that would permit minority shareholders to receive at least 80% of the price per share paid to the controlling shareholder upon any transfer of control of the company. Law No. 10,303 also gives minority shareholders the right to elect (x) two directors if such shareholders hold common shares that represent at least 15% of the voting shares or 10% of the total capital stock or (y) one director if such shareholders hold common or preferred shares that represent at least 10% of the total capital stock. The directors so elected by the minority shareholders were given veto rights in the appointment of an independent auditor. Finally, to convert a publicly held corporation into a close corporation, the purchaser is required to offer to purchase the remaining outstanding shares at their fair value (determined in accordance with the guidelines of the CVM). Companies were given one year to amend their bylaws to make these changes, although the 50% limitation on the issuance of preferred shares was made effective immediately. Law No. 10,303 also amends the Brazilian Securities Commission Law to make market manipulation, insider trading and improper use of one’s position, profession, activity or function crimes punishable by imprisonment and fines. Law No. 10,303 is intended to promote investment in the domestic capital markets by affording additional protections to minority shareholders.

Significant securities-related legislation enacted in 2002 included Constitutional Amendment No. 37, dated June 12, 2002, which exempts stock exchange transactions from the provisional financial contribution transaction levy rate (“CPMF”).

The Brazilian equity market is one of Latin America’s largest in terms of market capitalization. The value of average daily trading volume fell from $569 million in 1998 to $348 million in 1999, but rose to $410 million in 2000 and $265 million in 2001. In 2002, the average daily trading volume registered $198 million.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to specific rules under Brazilian foreign investment legislation. See “Balance of Payments and Foreign Trade—Foreign Investment”.

The Brazilian equity market is characterized by significant short-term price volatility. The closing levels (U.S. dollar adjusted) for the IBOVESPA, an index maintained by BOVESPA, were 407 on December 31, 1990, 1,581 on December 31, 1991, 1,523 on December 31, 1992, 3,217 on December 31, 1993, 5,134 on December 31, 1994, 4,420 on December 31, 1995, 6,773 on December 31, 1996, 9,133 on December 31, 1997, 5,613 on December 31, 1998, 9,553 on December 31, 1999, 7,804 on December 29, 2000, 5,851 on December 31, 2001 and 3,189 on December 31, 2002. The following chart sets forth the level of the IBOVESPA at the close of each of the months indicated since January 1998.

Price Graph for IBOVESPA—BOVESPA Stock Index (in dollars)

Range 1/1/98—12/31/02

PUBLIC FINANCE

Consolidated Public Sector Fiscal Performance

The consolidated public sector account is comprised of the accounts of the federal Government, public sector enterprises, and State and local governments. In turn, the federal Government account consolidates the accounts of the National Treasury, the social security system, and the income and loss statement of the Central Bank, but does not include the proceeds of privatizations. With the adoption of several important structural reforms in recent years, the Government has established as its objective a substantial improvement in the fiscal performance of the consolidated public sector as measured by the operational balance. In 1998, 1999, 2000 and 2001, however, the public sector recorded operational deficits of 7.1%, 1.1%, 1.2% and 1.0% of GDP, respectively. In 2002, the public sector recorded an operational surplus of 2.6% of GDP.

Brazil reports its fiscal balance using three principal measures, all of which are calculated according to the official statistical guidelines of the IMF:

•	Financial Balance, or Nominal Balance, which when in deficit is referred to as the Public Sector Borrowing Requirement (“PSBR”), is calculated as the difference between the level of consolidated public sector debt in one period and the level of such debt in the previous period, excluding the effects of the Government’s privatization program;

•	Primary Balance, which is the financial balance less net borrowing costs of the Government; and

•	Operational Balance, which excludes the inflationary component of interest payments on domestic debt of the non-financial public sector. This measure is calculated by adding to the primary balance accrued real interest on external and domestic debt. The operational balance is used to correct the distortions which affect the measurement of public finances in an inflationary environment.

In 1998, the nominal deficit of the federal Government increased significantly to 4.9% of GDP from 2.6% of GDP in 1997, resulting in a PSBR of 7.5% of GDP in 1998. The nominal deficit of the State and local governments, by contrast, dropped to 2.0% of GDP in 1998 from 2.7% of GDP in 1997, while the nominal deficit of public sector enterprises declined slightly to 0.5% of GDP in 1998. The PSBR rose to 5.8% of GDP in 1999, despite a consolidated primary surplus of 3.3% of GDP and a reduced consolidated operational deficit of 1.1% of GDP, largely as a result of a significant increase in the inflation rate following the decision of the Central Bank to permit the real to float. See “The Brazilian Economy—Recent Economic Events and Policies”. The nominal deficit of the federal Government fell to 2.7% of GDP in 1999 from 4.9% of GDP in 1998, and the nominal deficit of the State and local governments rose to 3.2% of GDP in 1999 from 2.0% of GDP in 1998. Public sector enterprises, by contrast, showed a slight nominal surplus in 1999 amounting to 0.1% of GDP. In 2000, the nominal deficit of the federal Government amounted to 2.3% of GDP, while the nominal deficit of the States and local governments fell to 2.1% of GDP. During that period, public sector enterprises registered a nominal surplus of 0.7% of GDP. The nominal deficit of the federal Government declined to 2.1% of GDP in 2001, and that of the State and local governments declined to 2.0% of GDP. Public sector enterprises showed a nominal surplus of 0.6% of GDP. The PSBR totaled 3.5% of GDP.

The nominal deficit of the federal Government declined to 0.7% of GDP in 2002, but that of the State and local governments increased to 3.7% of GDP. The public sector enterprises showed a nominal surplus of 0.1% of GDP. The PSBR totaled 4.4% of GDP.

In 1998, the consolidated primary result was 0.0% of GDP, versus a deficit of 0.8% of GDP in 1997. The improvement in the consolidated primary result was largely attributable to the primary result of the federal Government, which moved from a deficit of 0.2% of GDP in 1997 to a surplus of 0.6% of GDP in 1998. The primary result of the State and local governments also showed improvement, but still ended 1998 with a deficit of 0.2% of GDP. The primary result of the public sector enterprises moved from a deficit of 0.2% of GDP in 1997 to a deficit of 0.3% of GDP in 1998. The consolidated operational deficit increased significantly to 7.1% of

GDP in 1998 from 4.2% of GDP in 1997, reflecting a real interest expense that more than doubled as a percentage of GDP to 7.1% of GDP in 1998 from 3.4% of GDP in 1997. The operational result of the federal Government was most affected by the increase in real interest expense; the federal Government ended 1998 with an operational deficit of 4.8% of GDP versus its operational deficit of 1.7% of GDP in 1997.

The consolidated primary result improved significantly in 1999, moving to a surplus of 3.3% of GDP in 1999 from 0.0% of GDP in 1998. The improvement in the primary result was most significant for the federal Government (which went from a primary surplus of 0.6% of GDP in 1998 to a primary surplus of 2.4% of GDP in 1999) and public sector enterprises (which went from a primary deficit of 0.3% of GDP in 1998 to a primary surplus of 0.6% of GDP in 1999), although the primary result of State and local governments showed improvement as well (from a primary deficit of 0.2% of GDP in 1998 to a primary surplus of 0.2% of GDP in 1999). The consolidated operational result also improved significantly in 1999 as real interest expense declined slightly to 4.4% of GDP in 1999 from 7.1% of GDP in 1998. Brazil ended 1999 with a consolidated operational deficit of 1.1% of GDP. The operational deficits of the federal Government and the State and local governments were 0.9% and 0.5% of GDP, respectively. Public sector enterprises, by contrast, registered an operational surplus of 0.2% of GDP.

In 2000, the consolidated primary result improved to a surplus of 3.6% of GDP. The improvement in the consolidated primary balance was attributable to the primary result of the State and local governments and public sector enterprises, which rose to 0.6% and 1.1% of GDP, respectively. The federal Government registered a primary surplus of 1.9% of GDP. The consolidated operational deficit in 2000 was 1.2% of GDP. The operational deficits of the federal Government and the State and local governments were 1.3% and 0.7% of GDP, respectively. Public sector enterprises registered an operational surplus of 0.8% of GDP.

In 2001, the consolidated primary result improved slightly to a surplus of 3.7% of GDP. The primary surpluses of the federal Government, the State and local governments and the public sector enterprises, as a percentage of GDP, were 1.9%, 0.9% and 0.9%, respectively. The consolidated operational deficit in 2001 was 1.0% of GDP, with the federal Government and the State and local governments, registering operational deficits of 1.0% and 0.5% of GDP, respectively. The operational surplus of the public sector enterprises declined slightly to 0.5% of GDP. Real interest expense remained constant in 2001, totaling 4.7% of GDP.

In 2002, the consolidated primary result moved to a surplus of 4.1% of GDP. The primary surpluses of the federal Government, the State and local governments and the public sector enterprises, as a percentage of GDP, were 2.5%, 0.8% and 0.7%, respectively. The consolidated operational surplus in 2002 was 2.6% of GDP, with the federal Government and the State and local governments, registering operational surpluses of 2.3% and 0.3% of GDP, respectively. The public sector enterprises recorded an operational deficit of 0.1% of GDP. Real interest expense decreased in 2002 to 1.5% of GDP.

The Memorandum of Economic Policies accompanying Brazil’s letter of intent August 29, 2002 relating to Brazil’s SDR22.8 billion IMF facility sets forth certain consolidated public sector primary surplus targets for 2002 and 2003. The target for the six months ending June 30, 2003 is R$31.4 billion (or approximately 3.75% of projected GDP). In early 2003, the Government announced that it had raised its consolidated primary surplus target to 4.25% of GDP for each of 2003, 2004 and 2005.

As of June 30, 2003, Brazil’s accumulated consolidated public sector primary surplus was R$40.0 billion (5.4% of GDP), compared with R$28.9 billion accumulated consolidated public sector primary surplus for the corresponding period in 2002. The accumulated consolidated public sector nominal deficit was R$34.3 billion (4.6% of GDP) as of June 30, 2003, almost twice the R$17.4 billion accumulated consolidated public sector nominal deficit for the corresponding period in 2002.

Set forth below are the public sector borrowing requirements since 1996. In addition to the cash balance of the National Treasury, the public sector borrowing requirements include the borrowing requirements of public sector enterprises, the social security system, the Central Bank, States and municipalities and certain public funds.

Table No. 26

Public Sector Borrowing Requirements Historical Summary(1)

	1998	1999	2000	2001	2002
Selected Economic Indicators(2)
Real GDP Growth (Decline)	0.1%	0.8%	4.4%	1.4%	1.5%
Monetary Base (end of period) change	23.1	23.6	(1.5)	11.7	37.6
Real interest rate(3)	26.6	4.7	7.0	6.3	(6.4)
Implicit interest rate(4)	12.1	10.4	7.0	4.7	(8.3)
Public Finance(5)
Financial result	(7.5)%	(5.8)%	(3.6)%	(3.5)%	(4.4)%
Primary result	0.0	3.3	3.6	3.7	4.1
Real interest	(7.1)	(4.4)	(4.7)	(4.7)	(1.5)
Domestic	(6.8)	(3.3)	(3.8)	(3.5)	(0.2)
External	(0.3)	(1.0)	(0.9)	(1.2)	(1.3)
Operational result	(7.1)	(1.1)	(1.2)	(1.0)	2.6
Domestic financing	(4.1)	2.2	(1.4)	0.6	3.0
External financing	(2.2)	(2.4)	(0.0)	(1.2)	(1.8)
Issue of money	(0.8)	(0.9)	0.2	(0.4)	1.4

(1)	Surplus (deficit).
(2)	Accumulated change from prior period.
(3)	Accumulated change in the fiscal year, deflated by the GPI-DS.
(4)	Implicit real interest rate on public sector internal debt of the fiscal year.
(5)	All figures expressed as a percentage of GDP.

Source:  Central Bank

The table below shows the contributions of the federal Government, the State and local governments and public sector enterprises with regard to the PSBR.

Table No. 27

Public Sector Borrowing Requirements(1)(2) by Sector

Item	% of GDP	% of GDP	% of GDP	% of GDP	% of GDP
	1998(3)	1999(3)	2000(3)	2001(3)	2002(3)
Total
Financial	(7.5)%	(5.8)%	(3.6)%	(3.5)%	(4.4)%
Primary	0.0	3.3	3.6	3.7	4.1
Operational	(7.1)	(1.1)	(1.2)	(1.0)	2.6
Federal Government
Financial	(4.9)	(2.7)	(2.3)	(2.1)	(0.7)
Primary	0.6	2.4	1.9	1.9	2.5
Operational	(4.8)	(0.9)	(1.3)	(1.0)	2.3
State and Local Government
Financial	(2.0)	(3.2)	(2.1)	(2.0)	(3.7)
Primary	(0.2)	0.2	0.6	0.9	0.8
Operational	(1.8)	(0.5)	(0.7)	(0.5)	0.3
Public Sector Enterprises
Financial	(0.5)	0.1	0.7	0.6	(0.1)
Primary	(0.3)	0.6	1.1	0.9	0.7
Operational	(0.5)	0.2	0.8	0.5	(0.1)

(1)	Amounts calculated using the GPI-DS adjusted as of month-end. The figures for financial and operational results include the effect of the exchange rate on the stock of the securitized debt.
(2)	Surplus (deficit).
(3)	Reflects the ratio of flows to GDP, both valued for the last month of the period, using GPI-DS.

Source:  Central Bank

Budget Process

The Government’s fiscal year is the calendar year. Responsibility for preparation of the federal budget rests with the executive branch, although the National Congress plays a major role in budget determinations. Based on discussions among representatives from the National Treasury of the Ministry of Finance and the Secretariat of Planning, Budget and Coordination (“Seplan”), Seplan prepares a budget proposal. After discussions among representatives of Seplan, the Treasury and each other Ministry, Seplan submits a formal proposal for the budget directives law (Lei de Diretrizes Orçamentárias or “LDO”) for the succeeding fiscal year to the President of the Republic. The President, in turn, submits the LDO proposal, with any revisions, to the National Congress. The LDO proposal with respect to the succeeding year must be submitted to Congress by April 15.

Congress may revise the LDO proposed by the President. Congress is charged by law to submit to the President the LDO as revised by June 30 and may not begin its winter recess until it does so. The LDO becomes effective immediately if Congress approves the presidential proposal without revision. If Congress alters any item of the proposal, the President may veto any provision of the revised LDO. All provisions that are not vetoed become effective upon presidential signature. Congress may override the veto by a two-thirds majority vote. If the veto is overridden, the provision becomes effective upon the override.

The executive branch is charged with submitting to Congress a detailed budget for the succeeding fiscal year that is consistent with the broad contours set forth in the LDO. Each ministry proposes a detailed budget with respect to its operations, and Seplan meets with each ministry to discuss its proposal. Seplan finalizes a federal budget proposal, which it submits to the President, who may revise the proposal. The President is then required to submit the budget, as revised, to Congress by August 31.

Congress may revise some items in the President’s proposed budget. Congress may not, however, alter the items regarding payments on any external debt that the Republic has incurred. By December 15, Congress must submit to the President the budget, as revised, for the succeeding year.

The President is granted fifteen days to review and sign the budget. If the President signs the budget or a veto is overridden prior to the end of the year, the provisions that are not vetoed or for which the veto has been overridden become effective as of January 1 of the next year. After presidential signature, implementing decrees authorizing expenditures are generally issued within five to ten days, but certain expenditures are permitted to be made immediately.

The budgets for certain years, including years 1990 through 2000, have not been finally approved prior to January 1 of the year. In order to avoid a shutdown of the Government, the LDO typically authorizes the Government to use each month an amount equivalent to one-twelfth of the proposed annual expenditure included in the Government’s proposed budget pending before Congress. Constitutional Amendment No. 32, which became effective on September 12, 2001, prohibits, among other things, the issuance of provisional measures for, among other things, the implementation of multi-year plans and budgets. See “The Federative Republic of Brazil—Form of Government and Political Parties”.

2003 Budget

The 2003 budget bill was approved by the National Congress and signed by the President on January 14, 2003.

The budget forecasts a primary surplus of R$32.7 billion (2.25% of GDP) based on estimated revenues and expenditures of R$352.8 billion and R$320.1 billion, respectively.

The principal assumptions underlying the 2003 budget estimates are set forth below:

Table No. 28

Principal 2003 Budget Assumptions (to be confirmed)

Year Ended December 31, 2003
Gross Domestic Product
GDP Nominal (billions of dollars)	$473.4
Real GDP Growth	2.25%
Inflation
Domestic Inflation (GPI-DS)	14.5%

Source:  SEPLAN/Federal Budget Secretariat (SOF)

The following table sets forth revenues and expenditures of the Government in 2001 and 2002 and as projected in the 2003 budget.

Table No. 29

Primary Result of the Central Government and 2003 Budget(1)

	Year Ended December 31
	2001		2002		2003 Budget
	(in billions of reais)
1—Total Revenues	R$	271.9	R$	321.9	R$	352.8
1.1—Treasury revenue		209.4		250.9		273.5
1.1.1—Administrative revenue		216.1		259.5		242.7
1.1.2—Refunds		(6.1)		(8.4)		0
1.1.3—Direct taxes		0		0		0
1.1.4—Other revenues		0		0		30.8
1.1.5—Fiscal incentives		(0.2)		(0.2)		0
1.2—Social security receipts		62.5		71.0		79.3
2—Total Expenditures		249.2		291.0		320.1
2.1—Treasury expenditures(4)		173.9		203.1		221.6
2.1.1—Transfers to States and municipalities		46.0		56.1		54.3
2.1.2—Expenditures of the Federal Administration(5)		123.4		144.1		163.3
2.1.3—Subsidies and subventions		4.6		2.9		4.0
2.2—Social security benefits		75.3		88.0		98.5
3—Primary Result(2)		21.7		30.0		32.7
3.1—Federal Government result (1-2)		22.4		30.8		32.7
3.1.1—National Treasury (1.1-2.1)		35.3		47.8		51.9
3.1.2—Social security (1.2-2.2)		(12.8)		(17.0)		(19.2)
3.2—Central Bank result		(0.7)		(0.8)		n.a
4—Financing Requirement(3)		(22.0)		(30.8)		n.a
5—Errors and Omissions(3)		(0.4)		2.4		n.a

(1)	Consolidated accounts of the National Treasury, Social Security and the Central Bank.
(2)	Above the line. Surplus/(deficit).
(3)	(Surplus)/deficit.
(4)	Calculated as the sum of transfers to States and municipalities, personnel costs and other expenditures.
(5)	Calculated as the sum of personnel costs and other expenditures, minus subsidies and subventions.

Source:  Ministry of Finance/National Treasury Secretariat and Central Bank

The following table sets forth the expenditures of the Government in the years indicated, by function. The figures in this table are not directly comparable with those set forth in the table above entitled “Primary Result of the Central Government and 2003 Budget”, because the expenditures set forth in the table above were calculated in accordance with the IMF concept therefor, which does not include, among other things, debt service expenditures and certain financial investments.

Table No. 30

Expenditures of the National Treasury by Function

(in millions of dollars)(1)

Itemization	1998	1999	2000	2001	2002	2003(3) Budget
Legislative	$1,371	$978	$961	$892	$1,038	$1,010
Judiciary	5,583	3,798	3,913	3,206	3,459	3,452
Administration and Planning	275,366	230,514	3,602	3,075	4,202	3,069
Agriculture	5,782	4,697	2,779	2,320	3,671	3,103
Communications	201	190	220	193	753	348
National Defense and Public Security	9,113	6,597	7,012	6,134	5,745	5,310
Regional Development	23,053	16,558	0	0	0	—
Education, Culture and Citizenship Rights	12,865	9,495	6,158	5,289	6,295	5,321
Energy and Mineral Resources	866	646	287	307	535	737
Housing and Urban Planning	261	188	983	359	424	417
Industry, Commerce and Services	1,529	1,511	1,196	1,379	1,316	1,223
Foreign Affairs	380	409	409	392	367	326
Health and Sanitation	14,346	11,310	11,172	10,100	10,890	9,657
Labor	6,788	4,757	3,416	3,149	3,274	2,833
Assistance and Social Security	69,907	52,200	53,508	47,750	50,478	48,469
Transportation	3,374	1,944	1,799	1,677	2,403	1,820
Environmental Management	—	—	623	804	1,163	802
Science and Technology	—	—	681	674	841	722
Agricultural Organization	—	—	598	563	653	551
Sports and Leisure	—	—	95	126	158	123
Special Charges	—	—	237,649	166,960	170,470	260,890
Intergovernment Transfers	—	—	—	—	—	—
Contingency Reserve	—	—	—	—	2,872	7,077

Total(2)	$430,782	$345,791	$337,060	$255,347	$271,004	$357,261

(1)	Converted to U.S. dollars using the annual average commercial exchange rate (sell side).
(2)	Total expenditures in this table are those reflected in the accounts of the Ministry of Finance, which treats certain expenditures as having been incurred when committed even though the corresponding amounts are disbursed in a later year.
(3)	Estimates. Source: General Budget of the Republic—Secretariat of Budget and Finance.

Source:  Federal General Balance Sheet—Ministry of Finance

Taxation and Revenue Sharing Systems

The Constitution authorizes the levying and collection of taxes by the taxing authorities of federal, State and municipal governments, and mandates that the federal Government share a portion of its tax revenues with the States, municipalities and other institutions. The federal Government collects taxes on personal and corporate income, IPI, a rural property tax (“ITR”), IOF, certain mandatory contributions to the social security system from legal entities, employers and employees, and import and export tariffs. Municipalities and the Federal District collect taxes on urban property, transfers of property rights and services.

Income Taxation.    For corporate and other legal entities: (i) the basic tax is 15%, while the surtax on taxable net income exceeding R$240,000 is 10%; (ii) the tax related to social welfare levied on net profit is 8% with respect to enterprises in general, and 18% in the case of financial institutions; (iii) the deductions related to benefits granted to employees are prohibited in the calculation of taxable net income; (iv) only operating expenses directly related to the business of the enterprise are allowed to be deducted; (v) with respect to profits earned by foreigners, the tax levied on passive investment income is 15%; (vi) taxes on capital gains and loan interest is 15%; (vii) profits from operations and dividends are exempt from taxation as are gains attributable to the increase in market value of traded securities, consistent with rules applicable to Brazilian citizens; (viii) income earned by Brazilian enterprises abroad must be included in the calculation of taxable income of the enterprise in Brazil, and taxes paid abroad may be credited toward the tax paid in Brazil; and (ix) the tax levied on the nominal yield from financial investments in fixed income is 15%, while variable income is taxed at the rate of 10%.

The tax rate for interest payments remitted abroad in respect of loans is 15%. The tax rate for equity proceeds is 20%, and there is a tax of 1% on day trading operations executed in the country’s stock market.

For individual taxpayers, income tax rates range from 0% for persons making R$12,696 or less per year to 27.5% for persons making more than R$25,380 per year. For individuals making from R$12,696 to R$25,380 per year, the income tax rate is 15%. Deductions are allowed for certain contributions to private social security (but payments therefrom are considered income), medical, dental and educational expenses, in addition to a fixed amount of R$1,272 per dependent. Income from the Brazilian government or its instrumentalities is subject to taxation.

Value Added and Other Taxes.    The federal value added tax on manufactured products is levied at scheduled rates at each stage of the production and distribution process. Import and export tariffs are based on published tariff schedules. See “The Brazilian Economy—Historical Background”.

Under Decree No. 4,494 dated December 3, 2002, the IOF tax applies to foreign currency conversion transactions at a rate of (i) 2% when the converted funds are destined to the payment of obligations due by credit card companies or banks, as credit card issuers, in connection with the acquisition of goods and services performed by their clients abroad (except if the client is the federal Government, States, municipalities, Federal District or any of their foundations or autonomous government entities, in which case the rate is 0%); (ii) 5% for loans having a tenor of 90 days or less; and (iii) 0% in all other foreign currency conversion transactions.

The IOF tax is also levied on domestic financial market transactions, including loans, gold, securities transactions and insurance payments. In addition, gains on certain financial transactions are also subject to taxation when the gain is realized and withdrawn from the financial system. Such gains are included as taxable income for annual reporting purposes, and the transactions must be disclosed on the taxpayer’s annual tax return.

On September 13, 1996, in a further effort to liberalize the export sector and to stimulate growth, the federal Government approved the elimination of the ICMS on exports of primary and semi-finished goods and on the acquisition of certain fixed assets. The federal Government intends to reimburse States for loss of ICMS revenues for periods ranging from 6 to 10 years. See “Balance of Payments and Foreign Trade—Foreign Trade”.

Social Contributions.    Business entities are required to make three “contributions” to social welfare funds. First, corporations (including financial institutions) must make a social contribution of 9% of monthly net profits. See “The Brazilian Economy—Constitutional Reform”. Second, corporations (including financial institutions) must contribute 3.0% of monthly corporate billings to COFINS. Third, corporations must contribute 0.65% of billings to finance other social programs, including unemployment programs (known by their acronym, “PIS/PASEP”). Financial institutions must contribute 0.65% of gross operating revenue to PIS/PASEP. These contributions are turned over directly to the FEF and are not available for other general budgetary purposes.

Other sources of funding for social programs include progressively graduated social security taxes that are shared by employers and their employees.

Revenue Sharing.    The Constitution mandates the distribution to, or sharing with, the States, municipalities and regions of certain types of taxes collected by the federal Government. The municipalities are entitled to: (i) funds derived from withholding tax levied on payments made, in any way, by the municipalities, including autonomous entities and foundations thereof, (ii) 50.0% of the revenues from automobile property taxes, (iii) 25.0% of the ICMS, and (iv) 50.0% of the tax on rural property. The States are entitled to funds derived from withholding tax levied on payments made, in any way, by the States, including autonomous entities and foundations thereof.

The federal Government is required to transfer 47.0% of the proceeds from the IPI and the income tax as follows: (i) 21.5% to the States and Federal District Participation Funds, (ii) 22.5% to the Municipality Participation Fund and (iii) 3% to the financing programs for the productive sector in the North, Northeast and Central West Regions. The federal Government must transfer another 10.0% of the proceeds of the IPI to the States and Federal District ratably in proportion to their respective exports of manufactured products; the States must transfer 25.0% of these amounts to the municipalities.

All of the revenues derived from IOF levied on transactions in gold as a financial asset are distributed with 70.0% allocated to the municipalities and 30.0% allocated to the States, Federal District or federal territory of origin.

The federal Government must dedicate at least 18.0% of annual tax revenues to education, and the municipalities, States and Federal District must invest at least 25.0% of their annual revenues in this area.

Under Constitutional Amendment No. 27 of March 21, 2000, which became effective on March 22, 2000, the Government is permitted to reallocate through 2003 20% of certain tax revenues that the Government would otherwise be required to devote to specific program areas under the Constitution. The amendment created the Delinking of Central Government Revenues (“DRU”), which, unlike the FEF, applies to social security contributions made by employees in the private sector.

Fiscal Responsibility Law and Fiscal Crime Law

On May 4, 2000 the Government enacted the Fiscal Responsibility Law, which introduces a modern financial-oriented approach designed to replace the inflationary financing and debt accumulation that had prevailed in the past. The law sets forth fundamental principles and directives of public finances and establishes a comprehensive framework intended to eliminate fiscal imbalances. The law applies to each level of government, as well as to government-controlled funds, semi-autonomous entities and public sector companies.

The Fiscal Responsibility Law provides for, among other things:

•	Limitations on personnel expenditures as a percentage of net current revenues to 50% for the federal Government, 60% for the States, and 60% for municipalities. Total personnel expenditures include expenditures for active and retired civil servants and military personnel, pensioners, elected officials, appointed members, commissioned or employed staff, administration members receiving any remuneration, such as a salary, fixed and variable supplemental payments, subsidies, retirement, reform and pension payments, including additional gratuities, overtime payments and personal supplemental payments of any kind, social security contributions and contributions to pension entities.

•

Ceilings for public sector debt for the federal Government, States and municipalities, which are to be verified every four months. The law requires the President to submit to the National Congress, within 90 days of the law’s enactment, proposals for global limits for the consolidated debt at each level of government. The proposals are required to include (a) an explanation demonstrating that the global limits and conditions comply with provisions of the Fiscal Responsibility Law and with fiscal policy objectives, (b) estimates of the impact of the limits on the three levels of government, (c) the reasons for any proposal of different ceilings for each level of government and (d) the methodologies for calculating primary and nominal fiscal results. Payments in respect of judicial awards (precatórios) not made during the budget execution is to be included as consolidated debt.

•	Regulation of the “golden rule”, which establishes that the volume of credit operations cannot exceed capital expenditures. Tax concessions have to be accompanied by estimates of their budget and financial impact in the budget year and in the two following years and included in the budget directives law (“LDO”). The proposing entity must also indicate that compensatory revenues exist. Increases in expenditures have to be accompanied by estimates of their budgetary and financial impact in the year in which they are first incurred and in the two following years, and by a declaration from the proposing entity stating that such increases are in compliance with multi-year plan (“PPA”), LDO and annual budget.

•	Strengthening of the budgetary process as a planning instrument, with bi-monthly evaluations of fiscal targets for five key variables: revenues, expenditures, nominal and primary fiscal results and public sector debt. Non-compliance with bi-monthly targets for nominal and primary results will trigger automatic cuts in expenditure authorizations and in financial transactions separately at each level of government.

•	Strict rules for controlling: revenue anticipation loans; concession of guarantees; and remnant payments. New loan operations will not be authorized if ceilings on public sector debt are exceeded, except for refinancings of existing debt. Ceilings on personnel expenditures are to be verified every four months and, if exceeded, expenditure reduction measures will be triggered automatically. If such ceilings are exceeded by 95% or more, pay raises, new hiring and personnel related expenditures will be suspended. Courts specialized in the review of public accounts are to advise administrations of actual and potential noncompliance with the Fiscal Responsibility Law.

•	A requirement that periodic evaluations reported in the fiscal risks annex contain information on financial and actuarial status of social security and Workers Support Fund (“FAT”), other public funds and programs of an actuarial nature, and overall contingent liabilities and other risks associated to public finances. The federal Government is also required to present projections for key economic variables and the targets for inflation.

•	The tightening of compliance requirements for outgoing officeholders. Debt renegotiations and rollovers are strictly forbidden during an incumbent’s final year in office.

•	A prohibition against the Central Bank issuing its own securities. The Central Bank’s debt securities are also included in the limits for federal Government debt. The Fiscal Responsibility Law contains provisions that are intended to make Central Bank’s operations more transparent, which include the obligation to present detailed reports. Sanctions for irresponsible behavior and mismanagement are to be established along with civil and criminal penalties in the Fiscal Crime Law.

Exceptions under the Fiscal Responsibility Law are severely limited. Limits on public sector debt and on credit operations will be revised upon request by the President in the case of economic instability and monetary and foreign exchange shocks. Deadlines to reestablish equilibrium will be extended in the case of lackluster economic growth. In case of officially recognized state of emergency, the limits will be temporarily suspended. Fiscal target annexes will be required to account for sources, and funds obtained from sale of public assets will be prohibited from being used to finance current expenditures, except expenditures related to social security.

On October 11, 2000, the Brazilian Senate approved legislation known as the Fiscal Crime Law. The legislation amends Brazil’s Penal Code (Decree Law No. 2,848 of December 7, 1940) and certain other laws to provide penalties for, among other things, the execution of credit operations in excess of authorized limits, the ordering of expenditures not authorized by law and administrative infractions of public finance laws. The legislation, which was approved by the Chamber of Deputies on May 17, 2000, was enacted on October 19, 2000. The Fiscal Crime Law is a complement to the Fiscal Responsibility Law.

PUBLIC DEBT

General

Public sector debt in Brazil consists of the internal and external debt of the federal Government, State and local governments and public sector enterprises. Pursuant to the Constitution, the Brazilian Senate is vested with powers to establish, at the request of the President, (i) global limits for the consolidated debt of the federal Government, States and municipalities, (ii) the terms and conditions of the internal and external financial transactions of the Government, including public sector enterprises, at all levels of government, and (iii) the terms and conditions for guarantees of the federal Government of any internal or external financial transaction. In addition, all external financial transactions entered into at any level of government must be authorized by the Senate.

The aggregate amount of consolidated gross public sector debt rose to $449.3 billion in 1998, before dropping to $396.3 billion in 1999, $389.1 billion in 2000 and $383.0 billion in 2001. The declines were largely attributable to the depreciation of the real against the U.S. dollar; much of Brazil’s public sector debt is not indexed to any foreign currency. However, consolidated gross public sector debt as a percentage of GDP rose during that time, from 58.7% of GDP in 1998 to 70.7% of GDP in 2001. Consolidated net public sector debt exhibited a similar trend, rising to $319.5 billion in 1998, before dropping to $288.9 billion in 1999, $288.1 billion in 2000 and $284.9 billion 2001. Consolidated net public sector debt as a percentage of GDP rose from 41.7% of GDP in 1998 to 52.6% of GDP in 2001. In 2002, the aggregate amount of consolidated gross public sector debt declined to $339.6 million. However, consolidated gross public sector debt as a percentage of GDP continued to rise to 77.0%. Consolidated net public sector debt reached $249.5 billion in 2002. Consolidated net public sector debt as a percentage of GDP rose from 52.6% of GDP in 2001 to 56.5% of GDP on December 31, 2002. On May 31, 2003, Brazil’s consolidated net public sector debt stood at $289.4 billion (or 53.6% of GDP).

The substantial growth in the aggregate amount of consolidated gross public sector debt is attributable to the significant increase in the gross debt of the federal, State and local governments. The gross debt of the federal Government (including the Central Bank) rose to $412.1 billion (or 53.8% of GDP) in 1998, but dropped to $367.4 billion (or 62.5% of GDP) in 1999 before rising again to $386.8 billion (or 66.4% of GDP) in 2000. In 2001 and 2002, gross debt of the federal Government declined to $385.6 billion and $333.9 billion, respectively, but, as a percentage of GDP, rose to 71.1% and 75.7%, respectively. The gross debt of State and local governments rose to $111.3 billion (or 14.5% of GDP) in 1998, before dropping to $97.2 billion (or 16.6% of GDP) in 1999 and $96.3 billion (or 16.5% of GDP) in 2000. In 2001, the gross debt of State and local governments rose to $101.0 billion (or 18.6% of GDP). On December 31, 2002, the gross debt of State and local governments declined to $82.2 billion, though it remained stable at 18.6% as a percentage of GDP. The gross debt of public sector enterprises, by contrast, declined each year during the period, from $32.2 billion (or 4.2% of GDP) in 1998 to $18.7 billion (or 4.2% of GDP) in 2002.

Since December 31, 1993, the debt profile of the Republic has been substantially altered due to the Brady Plan-type restructuring of Brazil’s external debt in April 1994. Following that restructuring, the maturity profile of Brazil’s public sector external debt was substantially lengthened, from an average of 6.9 years on December 31, 1993 to an average of 8.8 years on December 31, 1996. The average maturity of Brazil’s public sector external debt declined to 7.7 years on December 31, 1997, before rising to 7.9 years on December 31, 1998, 7.9 years on December 31, 1999, 9.8 years on December 31, 2000, 8.9 years on December 31, 2001 and 7.7 years on December 31, 2002. See “—Debt Crisis and Restructuring”. In 2001 and 2002, consolidated public sector external debt stood at $103.4 billion (or 20.5% of GDP) and $121.1 billion (or 27.4% of GDP) respectively. Interest and principal payments in respect of that debt amounted to approximately $16.8 billion, or 28.8% of exports, in 2001 and approximately $20.6 billion, or 34.2% of exports, in 2002. On May 31, 2003, consolidated net public sector external debt was $65.6 billion.

The following table sets forth the consolidated gross and net debt of the public sector for each of the periods indicated.

Table No. 31

Public Sector Debt

	1998	As a % of GDP	1999	As a % of GDP	2000	As a % of GDP	2001	As a % of GDP	2002	As a % of GDP
	(in millions of dollars, except percentages)
Consolidated Gross Public Sector Debt*	$449,287	58.7%	$396,260	67.5%	$389,050	66.7%	$382,981	70.7%	$339,602	77.0%
Internal(1)	354,179	46.2	295,070	50.2	295,460	50.7	286,823	52.9	229,647	52.0
External(2)	95,109	12.4	101,191	17.2	93,590	16.1	96,158	17.7	109,955	24.9
By Sector
Federal Government and Central Bank
Gross Debt	$412,149	53.8%	$367,385	62.5%	$386,789	66.4%	$385,563	71.1%	$333,879	75.7%
Internal	333,788	43.6	283,450	48.3	309,319	53.1	303,546	56.0	238,336	54.0
Securities Debt	267,095	34.9	231,723	39.5	250,286	42.9	256,634	47.4	191,679	43.4
Other debt(3)	66,693	8.7	51,727	8.8	59,032	10.1	46,912	8.7	46,657	10.6
External	78,361	10.2	83,935	14.3	77,470	13.3	82,017	15.1	5,543	21.7
Credits	(220,686)	(28.8)	(190,547)	(32.4)	(206,206)	(35.4)	(208,045)	(38.4)	(173,161)	(39.3)
Internal	(174,457)	(22.8)	(153,119)	(26.1)	(172,425)	(29.6)	(170,541)	(31.5)	(133,553)	(30.3)
Public Sector(4)	(95,958)	(12.5)	(88,107)	(15.0)	(109,919)	(18.9)	(114,540)	(21.1)	(90,774)	(20.6)
Other(5)(6)	(78,499)	(10.2)	(65,013)	(11.1)	(62,506)	(10.7)	(56,000)	(10.3)	(42,779)	(9.7)
External(7)	(46,229)	(6.0)	(37,428)	(6.4)	(33,781)	(5.8)	(37,504)	(6.9)	(39,608)	(9.0)
State and Local Government
Gross Debt	$111,274	14.5%	$97,224	16.6%	$96,325	16.5%	$100,964	18.6%	$82,186	18.6%
Internal	106,184	13.9	91,966	15.7	90,667	15.6	95,344	17.6	76,154	17.3
External	5,090	0.7	5,258	0.9	5,658	1.0	5,620	1.0	6,032	1.4
Credits	(2,900)	(0.4)	(1,717)	(0.3)	(1,511)	(0.3)	(1,997)	(0.4)	(1,226)	(0.3)
Internal	(2,900)	(0.4)	(1,717)	(0.3)	(1,511)	(0.3)	(1,997)	(0.4)	(1,226)	(0.3)
Public Sector(8)(9)	0	0.0	0	0.0	0	0.0	0	0.0	0	0
Other(6)	(2,900)	(0.4)	(1,717)	(0.3)	(1,511)	(0.3)	(1,997)	(0.4)	(1,226)	(0.3)
External(7)	0	0.0	0	0.0	0	0.0	0	0.0	0	0
Public Sector Enterprises
Gross Debt	$32,238	4.2%	$28,714	4.9%	$28,332	4.8%	$22,658	4.2%	$18,726	4.2%
Internal	20,580	2.7	16,716	2.8	17,770	3.0	14,137	2.6	10,346	2.3
External	11,658	1.5	11,998	2.0	10,462	1.8	8,521	1.6	8,380	1.9
Credits	(12,619)	(1.6)	(12,177)	(2.1)	(15,507)	(2.7)	(12,357)	(2.2)	(10,927)	(2.5)
Internal	(11,075)	(1.4)	(9,240)	(1.6)	(12,652)	(2.2)	(11,993)	(2.2)	(4,783)	(1.1)
Public Sector(10)	(10,416)	(1.4)	(8,956)	(1.5)	(12,377)	(2.1)	(11,664)	(2.2)	(4,414)	(1.0)
Others(6)(11)	(660)	(0.1)	(284)	0.0	(275)	0.0	(329)	(0.1)	(369)	(0.1)
External(12)	(1,544)	0.2	(2,937)	(0.5)	(2,855)	(0.5)	(364)	(0.1)	(6,144)	(1.4)
Net Public Sector Debt(13)	$319,455	41.7%	$288,882	49.2%	$288,122	49.4%	$284,906	52.6%	$249,477	56.5%
Internal	272,119	35.5	228,056	38.8	231,168	39.7	228,497	42.2	185,274	42.0
External	47,336	6.2	60,826	10.4	56,954	9.8	56,408	10.4	64,203	14.6

*	Consolidated gross public sector debt, as presented in this table, does not consolidate debts between public sector entities. This table does not include liabilities related to the FCVS program. See “—Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais)”.
(1)	Total domestic debt of Federal, State and local government less public sector internal credits.
(2)	Total external debt of the Federal, State and local government, including short-term debt obligations.
(3)	Includes monetary base, cruzados novos in accounts frozen under the Collor Plan, compulsory deposits required upon release of frozen accounts, other deposits of the financial system with the Central Bank and federal securities that can be used in the national privatization program. See “—Domestic Privatization Currencies”.
(4)	Debt of public enterprises owed to Banco do Brasil pursuant to Ministry of Finance Directive 30, debt securities issued by state and local governments, debt of States and municipalities issued under Resolution 8,727 of 1993 and credits from the Central Bank to state banks.

(5)	Monetary reserves invested in overnight deposits, net banking debt, taxes receivable, social security, other accounts, FAT-BNDES and credits from the Central Bank to financial institutions.
(6)	Other internal credits consist primarily of deposits at private sector financial institutions.
(7)	External credits are equivalent to the federal Government’s international reserves. The external credits of the federal Government and the Central Bank do not include collateral acquired in connection with the April 1994 debt restructuring.
(8)	Internal public sector credits owed by other public sector entities. These amounts are consolidated into the consolidated gross public sector debt amounts above.
(9)	Taxes receivable and demand deposits.
(10)	Investments in public securities and short-term investments in public enterprises.
(11)	Demand deposits.
(12)	External credit available.
(13)	Net public sector debt is consolidated gross public sector debt less aggregate credits of the federal Government and the Central Bank, State and local governments and public sector enterprises (excluding internal public sector credits that have been excluded from the calculation of consolidated gross public sector debt).

Source:  Central Bank

Federal Domestic Securities Debt

Federal domestic (internal) debt is primarily in the form of bills and notes issued by the National Treasury or the Central Bank with an average maturity of approximately 35.0 months in December 2001, 33.2 months in December 2002 and 32.3 months in February 2003. The following table shows the outstanding consolidated federal internal debt in the form of government bills and notes for the periods indicated.

Table No. 32

Consolidated Federal Internal Securities Debt(1)

	National Treasury Liabilities	Central Bank Liabilities	Total	Real Change For Period(2)
	(in millions of dollars)
1998	181,311	86,629	267,940	24.4
1999	196,691	35,226	231,918	6.8
2000	221,029	42,914	263,943	13.6
2001	212,437	52,596	265,033	8.1
2002	180,006	18,898	198,904	(10.5)

(1)	Securities issued by the federal Government to finance its current deficits and by the Central Bank for its open market operations. Data are for end of period. Data for 2000 and subsequent periods include securitized debt and securitizations under the FCVS program. See “— Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais)”.
(2)	Deflated by GPI-DS centered at the end of the month.

Source:  Central Bank

The aggregate amount of the federal domestic securities debt held outside the Central Bank declined from $265.0 billion on December 31, 2001 to $198.9 billion on December 31, 2002, representing a decrease from 48.9% of GDP to 45.1% of GDP.

Since 1994, debt management policy has aimed at lengthening the maturity of domestic public debt, as well as consolidating a domestic yield curve by means of selling fixed income government securities. In December 2002, the average maturity of Brazil’s domestic debt securities was 33.2 months, up from 15.9 months in

December 2000 and 25.5 months in December 2001. In June 2003, the average tenor of Brazil’s domestic debt securities was 31.9 months.

A portion of the federal Government’s federal domestic securities debt is indexed to inflation indices or foreign currencies. On December 31, 2002, Brazil’s floating rate domestic securities debt totalled approximately R$673.6 billion (98.0% of all federal debt securities). A significant percentage of this debt was indexed to the U.S. dollar; the percentage of Brazil’s domestic debt securities that was indexed to the U.S. dollar was 6.7% in December 1994, 20.9% in December 1998, 24.2% in December 1999, 21.7% in December 2000, 28.1% in December 2001 and 19.8% in December 2002. On June 30, 2003, Brazil’s U.S. dollar-indexed domestic securities debt totaled approximately R$194.5 billion (29.1% of all federal debt securities), a drop from the approximately R$230.6 billion (33.6% of all federal debt securities) of such securities on December 31, 2002. By contrast, the aggregate principal amount of the federal debt securities indexed to the Over/Selic rate rose from R$288.0 billion (41.9% of all federal debt securities) on December 31, 2002 to R$345.6 billion (51.6% of all federal debt securities) on June 30, 2003, while fixed rate federal debt securities increased from R$13.7 billion (2.0% of all federal debt securities) on December 31, 2002 to R$30.0 billion (4.5% of all federal debt securities) on June 30, 2003.

On November 4, 1999, the Government announced a set of measures intended to simplify Brazil’s domestic securities market and to increase the liquidity of public sector debt securities. The proposed reforms include, among other things, a reduction in the number of maturities of government securities in the market, a reduction in the frequency of public offerings, an increase in the size of issues of long-term fixed-rate securities, the issuance by the Government of zero-coupon dollar-indexed securities and arrangements for the separate trading of the principal and interest components of such securities having a maturity of less than five years and the issuance of government debt securities in the SELIC book-entry system, with settlement of trades on the business day following the trade date.

Domestic Privatization Currencies

In addition to federal domestic securities debt in the form of bills and notes issued by the National Treasury or the Central Bank, the federal Government from time to time has issued securities that may be redeemed at face value in connection with the privatization of Government assets (“Privatization Currencies”). Privatization Currencies include, among others, Siderbrás debentures, Eletrobrás securitized credits and various credits extended to the agricultural sector. The aggregate amount of Privatization Currencies outstanding and not yet utilized for privatization purchases as of December 31, 2002 was R$23.2 billion. In addition, the FCVS securities proposed to be issued under Provisional Measure No. 1,520 are eligible for use as a domestic privatization currency. See “—Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais)”. However, the Government has not permitted the use of Privatization Currencies in recent privatizations.

Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais)

Beginning in 1967, the Brazilian Government introduced a series of measures designed to provide subsidies to homeowners to address the effects of high inflation on mortgage rates. These subsidies were implemented in the form of the so-called Fundo de Compensação de Variações Salariais (“FCVS”), which was used to provide mortgage lenders in Brazil with a credit in an amount equal to the difference between the lender’s actual cost of funds and the amounts that the mortgagor/borrower was legally obligated to pay under the terms of his mortgage. Under the FCVS program, the mortgagor/borrower was absolved of the responsibility to pay the amount guaranteed by the Government, and the lending institution recorded as an asset the amount of the FCVS subsidy receivable. The FCVS program has not covered any mortgages entered into after March 1990. The aggregate amount of the FCVS subsidy constitutes a liability of the Government; the FCVS subsidy is not accounted for as borrowed money and, therefore, is not reflected in the amount of the Republic’s outstanding domestic public indebtedness. Although the macroeconomic effects of the FCVS subsidies (among others, the expansion of credit in the housing market and the continued growth of the housing sector) were largely absorbed by the Brazilian economy during the periods of high inflation during which the FCVS subsidy accumulated, a number of Brazilian financial institutions now hold large, illiquid stocks of FCVS assets (which, in turn, represent a liability of the Government on account of the subsidy).

In furtherance of the Plano Real’s goals of restructuring the monetary and fiscal policies of the Government to ensure long-term economic stability and growth, the Government announced, in September 1996, a plan to issue securities in exchange for the accumulated liability attributable to the FCVS subsidy. This measure is intended to provide financial institutions holding FCVS assets with an opportunity to exchange such assets for newly issued, liquid, government securities.

The liability of the Government for the FCVS subsidy falls into two categories: (i) FCVS liabilities that relate to mortgages on which no further contractual payments are outstanding and which, therefore, are determinate as to principal amount (“determinate FCVS liabilities”); and (ii) potential FCVS liabilities that relate to mortgages on which additional contractual payments are due and under which additional FCVS liabilities may continue to accrue (“potential FCVS liabilities”). As of December 31, 2000, the Government had estimated that the aggregate amount of determinate FCVS liabilities would not exceed R$68.5 billion (of which R$39.4 billion is claimed as due and payable by the financial institutions receiving such credits and R$29.1 billion is claimed as payable but not yet due). The amount of the additional potential FCVS liabilities on outstanding mortgages is the subject of a Government audit and cannot be reliably estimated before such audit is substantially complete; however, the Government believes that if the new measures are effectively implemented, the amount of potential FCVS liabilities can be significantly reduced from the maximum of approximately R$34 billion that has been suggested in preliminary, unofficial estimates. Under the original FCVS program, the amounts payable thereunder accrued interest at an average rate of approximately TR+9.5% per annum. The Government plans to implement measures which are designed to reduce its FCVS liabilities generally by instituting auditing and verification procedures to ensure compliance with FCVS program requirements. In addition, the Government’s proposal includes steps intended to reduce significantly its exposure for potential FCVS liabilities by offering incentives to homeowners to prepay FCVS loans, and by reducing the rate of interest payable on FCVS obligations.

The Government’s FCVS initiative, as set forth in Provisional Measure No. 1,520 of September 24, 1996, provides that all properly audited FCVS claims can be exchanged for one of two new 30-year Government debt securities denominated in reais, one paying interest at a rate of TR+3.12% per annum and exchangeable for FCVS credits funded by housing finance institutions with resources made available through another Government program, the Time-in-Service Guarantee Fund (FGTS), and the second paying interest at a rate of TR+6.17% per annum and exchangeable for FCVS credits funded by financial institutions with savings deposits. The interest rates on the two new types of securities reflect the interest rates payable by financial institutions on FGTS funds and on savings deposits, respectively. The average rate of interest on such new securities would be approximately TR+5.1%, representing a significant reduction from the average rate of interest applicable to the existing FCVS liabilities. The new securities provide for an eight-year grace period on interest payments and a twelve-year grace period on payments of principal. The securities will be usable as domestic Privatization Currencies for purchases in privatization transactions. Because the amount of the new FCVS securities ultimately issued will depend in part on the results of the Government’s auditing process and on concluding satisfactory exchange agreements with the current holders of FCVS credits, it is not currently possible to predict the fiscal impact of the issuance of such new securities over the next few years. Although the issuance of securities in exchange for FCVS liabilities could, over time, require the recognition of domestic public sector debt, the Government believes that effective implementation of the auditing and verification procedures required by the new measure should result in a reduction in the aggregate amount of FCVS liabilities eligible for exchange for new securities.

External Debt

On December 31, 2002, Brazil’s consolidated public sector external debt totaled $121.1 billion, or 27.4% of GDP. Approximately $11.7 billion of this debt was owed to commercial banks, $9.0 billion to foreign governments, $42.5 billion to international financial institutions, $57.3 billion to bondholders and $520 million to suppliers and other creditors. The average maturity of Brazil’s public sector external debt was 7.9 years on December 31, 1998, 7.9 years on December 31, 1999, 9.8 years on December 31, 2000, 8.9 years on December 31, 2001 and 7.7 years on December 31, 2002.

International capital market issues by the Republic during 2002 and 2003 (prior to the date of this report) included:

•	an offering of $1.25 billion aggregate principal amount of Brazil’s 11% U.S. Dollar-Denominated Global Bonds due 2012 on January 11, 2002;

•	an offering of $1.25 billion aggregate principal amount of Brazil’s 11½% U.S. Dollar-Denominated Global Bonds due 2008 on March 12, 2002;

•	an offering of Euro 500 million aggregate principal amount of Brazil’s 11½% Notes due 2009 on April 2, 2002;

•	an offering of $1 billion aggregate principal amount of Brazil’s 12% U.S. Dollar-Denominated Global Bonds due 2010 on April 16, 2002;

•	an offering of $1 billion aggregate principal amount of Brazil’s 10% Global Bonds due 2007 on May 6, 2003;

•	an offering of $1.25 billion aggregate principal amount of Brazil’s 10.25% Global Bonds due 2013 on June 17, 2003; and

•	an offering of (i) $824,702,000 aggregate principal amount of Brazil’s 8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, Series B and $373,187,000 aggregate principal amount of Brazil’s 10% U.S. Dollar-Denominated Global Bonds due 2011 in exchange for certain outstanding bonds of Brazil issued in connection with Brazil’s April 1994 Brady Plan-type restructuring (see “—Debt Crisis and Restructuring—1992 Financing Plan”) and (ii) an additional $126,813,000 aggregate principal amount of Brazil’s 10% U.S. Dollar-Denominated Global Bonds due 2011 for cash on August 7, 2003.

Brazil completed offerings of $3.6 billion aggregate principal amount of global bonds on May 6, 2003, June 17, 2003 and August 7, 2003. These issues differed from Brazil’s other global bond issues in that the new bonds included provisions known as “collective action clauses,” which permit Brazil to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 85% of the aggregate principal amount of the outstanding bonds. Additionally, if an event of default has occurred and is continuing, the bonds may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding bonds of that series.

The following table sets forth details of Brazil’s public sector external debt by type of borrower at the end of the periods indicated.

Table No. 33

Public Sector External Debt by Type of Borrower(1)

	As of December 31,
	1998	1999	2000	2001	2002
	(in millions of dollars, except percentages)
Central Government	$66,777	$68,959	$72,592	$71,191	$75,323
Public Entities(2)	36,267	35,801	26,916	32,259	45,799
Guaranteed	19,829	15,903	12,577	18,599	32,256
Non-Guaranteed	16,438	19,898	14,339	13,660	13,542
Total(3)	$103,044	$104,760	$99,508	$103,449	$121,122
External Debt/GDP (%)	13.3%	18.8%	16.9%	20.5%	27.4%

(1)	Debt with an original maturity of one year or more.
(2)	Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities.
(3)	Private sector external debt (i.e., debt with an original maturity of one year or more) totaled $82.1 billion in 1997, $117.3 billion in 1998, $114.4 billion in 1999, $115.9 billion in 2000, $89.3 billion in 2001 and $74.5 billion in 2002.

Source:  Central Bank

The following table sets forth Brazil’s public sector external debt by type of creditor at the end of the periods indicated.

Table No. 34

Public Sector External Debt by Type of Creditor(1)

	As of December 31,
	1998	1999	2000	2001	2002
	(in millions of dollars)
Commercial Banks	$12,489	$10,491	$11,807	$11,908	$11,725
Foreign Governments	13,263	12,312	10,981	8,690	9,034
Multilateral Organizations	21,600	28,125	20,732	28,339	42,539
Bondholders	49,565	51,717	54,631	54,014	57,305
Suppliers	518	632	569	479	509
Other	5,609	1,483	788	19	11
Total	$103,044	$104,760	$99,508	$103,449	$121,122

(1)	Debt with an original maturity of one year or more. Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities. Private sector external debt (i.e., debt with an original maturity of one year or more) totaled $82.1 billion in 1997, $117.3 billion in 1998, $114.4 billion in 1999, $115.9 billion in 2000, $89.3 billion in 2001 and $74.5 billion in 2002.

Source:    Central Bank

The following table sets forth Brazil’s public sector external debt by currency at the end of the periods indicated.

Table No. 35

Public Sector External Debt by Type of Currency(1)

	As of December 31, 1998		As of December 31, 1999		As of December 31, 2000		As of December 31, 2001		As of December 31, 2002
	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)
U.S. Dollars	$66,766	64.8	$60,826	58.1	$56,827	57.1	$53,091	51.3	$55,498	45.8
Japanese Yen	5,289	5.1	6,066	5.8	7,987	8.0	9,438	9.1	10,397	8.6
Due to World Bank(2)	6,224	6.0	6,782	6.5	7,334	7.4	7,911	7.6	8,542	7.1
Deutsche Marks	5,757	5.6	4,500	4.3	3,954	4.0	2,680	2.6	2,856	2.4
French Francs	2,765	2.7	2,077	2.0	1,814	1.8	1,418	1.4	1,231	1.0
Due to IDB(2)	6,411	6.2	9,022	8.6	11,273	11.3	11,760	11.4	12,727	10.5
Pounds Sterling	1,365	1.3	1,008	1.0	899	0.9	764	0.7	751	0.6
Swiss Francs	521	0.5	400	0.4	378	0.4	240	0.2	291	0.2
Canadian Dollars	154	0.1	151	0.1	140	0.1	92	0.1	93	0.1
Special Drawing Rights	4,795	4.7	8,852	8.4	1,787	1.8	8,361	8.1	20,807	17.2
European Currency Units	931	0.9	3,636	3.5	5,751	5.8	6,788	6.6	7,484	6.2
Others	2,066	2.0	1,460	1.4	1,364	1.4	907	0.9	443	0.4

Total	$103,044	100.0	$104,760	100.0	$99,508	100.0	$103,449	100.0	$121,122	100.0

(1)	Debt with an original maturity of one year or more. Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities. Private sector external debt (i.e., debt with an original maturity of one year or more) totaled $82.1 billion in 1997, $117.3 billion in 1998, $114.4 billion in 1999, $115.9 billion in 2000, $89.3 billion in 2001 and $74.5 billion in 2002.
(2)	Consists primarily of Dollars, Yen, Swiss Francs and Deutsche Marks.

Source:  Central Bank

The following table sets forth the amortization schedule of Brazil’s public sector external debt by creditor.

Table No. 36

Public Sector External Debt Amortization Schedule by Creditor(1)

	Outstanding as of December 31, 2002	2003	2004	2005	2006	2007	2008	2009	2010	2011 and thereafter
	(in millions of dollars)
Multilateral Organizations	$42,539	$15,718	$7,340	$4,766	$3,050	$1,291	$1,208	$1,107	$1,033	$7,026
Commercial Banks	11,725	2,881	1,675	1,957	1,687	800	1,171	165	294	1,093
Foreign Governments	9,034	1,497	1,627	1,764	1,905	275	267	233	337	1,129
Bondholders	57,305	3,537	5,408	4,627	4,374	5,137	4,303	3,775	2,886	23,258
Suppliers	509	166	108	47	39	32	29	26	24	39
Other	11	2	2	2	1	1	0	0	0	3

Total	$121,122	$23,801	$16,160	$13,163	$11,057	$7,535	$6,979	$5,305	$4,573	$32,548

(1)	Debt with an original maturity of one year or more. Amortization figures in this table include only scheduled payments on outstanding debt as of December 31, 2002. Includes indebtedness of the Central Bank, public enterprises, mixed ownership enterprises, semi-autonomous entities, States and municipalities.

Source:  Central Bank

On June 28, 2002, the Federal Senate approved an increase to $40 billion (or its equivalent in another currency) in the aggregate principal amount of bonds that Brazil is permitted to issue under its Program for the Issuance and Sale of National Treasury Bonds Abroad. The proceeds of any bonds issued under that program are to be used to refinance internal indebtedness of Brazil at a lower cost and for a longer term. The previous limit on Brazil’s borrowing authority under the program was $30 billion (or its equivalent in another currency).

The IMF announced on September 6, 2002 that it had approved Brazil’s request for a 15-month standby facility of SDR22.8 billion (approximately $32.4 billion as of May 31, 2003) to support the country’s economic and financial program through December 2003. The standby facility replaced the 15-month standby facility that had been approved by the IMF on September 14, 2001. As of June 30, 2003, the IMF had completed three reviews under the new facility, pursuant to which the IMF has found that Brazil has fulfilled all performance criteria under its letter of intent. Completion of the third review allows Brazil to draw the equivalent of up to SDR6.55 billion (approximately $9.3 billion). As of June 30, 2003, Brazil had made purchases totaling SDR14.15 billion (approximately $20.1 billion) under the standby facility.

Debt Crisis and Restructuring

With the inception of the debt crisis in 1982, voluntary lending to Brazil by commercial banks ceased. With its foreign reserves in decline, Brazil struggled to make debt service payments by achieving substantial trade surpluses. Emergency lending by commercial banks and multilateral organizations in 1983 and 1984, together with a rescheduling of outstanding commercial bank debt, helped to stem the loss of reserves. In 1983, the IMF undertook to provide Brazil with 4.2 billion SDR (approximately $4.6 billion as of December 31, 1982) over a three-year period, and commercial bank creditors agreed to reschedule $4.5 billion in principal payments and provide $4.4 billion in new money. Agreement was also reached with the country’s foreign governmental (Paris Club) creditors that year, resulting in the restructuring of 95% of Brazil’s principal and interest obligations falling due during the period from August 1, 1983 through December 31, 1984, as well as arrearages relating to the period from January 1, 1983 through July 31, 1983 in the aggregate amount of approximately $3 billion. In 1984, commercial bank creditors agreed to an additional rollover of $5.2 billion in principal and a new money facility for $6.5 billion in additional funds. Brazil’s subsequent inability to meet all of the lending conditions established by the IMF led to a succession of new letters of intent and periodic suspensions of IMF disbursements.

Brazil did not seek new money from commercial banks in a 1986 debt rescheduling covering approximately $16 billion of 1985 and 1986 medium- and long-term maturities and approximately $15 billion of short-term trade and interbank lines. A sharp drop in reserves in 1986 as a result of a large capital account deficit and a sizable current account shortfall led the Government to declare a moratorium on principal and interest payments to commercial banks in February 1987.

1988 Financing Plan.    In September 1988, Brazil’s bank creditors agreed, among other things, to reschedule approximately $61 billion over a 20-year period pursuant to a Multi-Year Deposit Facility Agreement (“MYDFA”) and to provide an additional $5.2 billion in new money pursuant to a Parallel Financing Agreement (a syndicated term loan), a Commercial Bank Cofinancing Agreement (a parallel cofinancing with certain World Bank project and sector loans), a New Money Trade Deposit Facility Agreement (to be used for medium-term trade finance starting one year after original disbursement) and New Money Bonds. Approximately $1.0 billion of Brazil Investment Bonds were also issued as part of this package, and approximately $15 billion of short-term lines were extended. The deal was accompanied by an IMF standby arrangement of $1.44 billion agreed in August 1988. The IMF suspended disbursements in 1989, however, because of the Government’s inability to meet public-sector deficit targets. As a result, the third tranche ($600 million) of the $5.2 billion new money package was not disbursed. With reserves once again under pressure, the Government imposed new limitations on interest payments to holders of external commercial bank debt in July 1989.

Brazil initiated formal negotiations with commercial bank creditors in August 1990. As of January 1991, the Government permitted the full payment of external debts owed by private sector and financial institution borrowers and the servicing of 30.0% of interest payments due and payable by public sector obligors. Following the promulgation of Resolution No. 1,812 dated April 5, 1991 of the National Monetary Council of Brazil, the treatment previously accorded to private sector debt was extended to the external debt obligations of Petrobrás and CVRD and their subsidiaries. In April 1991, Brazil and the Bank Advisory Committee (“BAC”), consisting of twenty of Brazil’s largest commercial bank creditors, reached agreement on the treatment of approximately $9.1 billion in interest arrears accrued on Brazil’s external commercial bank debt through December 31, 1990. Under the agreement, the commercial banks received $2 billion of that amount in 1991, and the remainder of such past due interest was exchanged for approximately $7.1 billion aggregate principal amount of IDU Bonds on November 20, 1992 and March 18, 1993. The IDU Bonds matured on January 1, 2001 and have been paid in full.

1992 Arrangements with IMF and Paris Club.    In January 1992, Brazil reached agreement with the IMF on a standby facility of 1.5 billion SDR (approximately $2 billion). Of this amount, 75.0% was to have entered the country in the form of new money, while the remaining 25.0% was to have been used to finance the acquisition of collateral for the proposed restructuring of Brazil’s medium- and long-term public sector indebtedness described below. The standby arrangement was subsequently suspended, however, because of Brazil’s inability to meet agreed performance criteria targets, leaving 1.37 billion SDR undrawn as of the August 31, 1993 facility expiration date.

On February 26, 1992, Brazil reached agreement with Paris Club creditors for the rescheduling of debt totaling $12.1 billion owed to other governments and governmental agencies. The agreement required Brazil to make approximately $4.1 billion in debt service payments in 1992 and 1993 and provided for the rescheduling of approximately $11 billion over a fourteen-year period, with a grace period of three years. Brazil has completed bilateral agreements implementing the February 1992 accord with all countries.

1992 Financing Plan.    On July 9, 1992, Brazil and the BAC reached an agreement-in-principle on the restructuring of Brazil’s medium- and long-term public sector indebtedness owed to commercial banks, as well as on a parallel arrangement for interest arrears accrued in respect of such indebtedness since January 1, 1991. Pursuant to that agreement, on April 15, 1994, Brazil issued approximately $43.1 billion principal amount of bonds to holders of certain medium- and long-term public sector debt (“Eligible Debt”) of Brazil or guaranteed by Brazil owed to commercial banks and certain other private sector creditors in consideration for the tender by such holders of their Eligible Debt and interest arrears accrued in respect thereof since January 1, 1991 (“Eligible Interest”). The bonds were issued pursuant to exchange agreements implementing the República Federativa do Brasil 1992 Financing Plan (the “1992 Financing Plan”), which provided for the restructuring of approximately $41.6 billion of Eligible Debt and arrangements for approximately $5.5 billion of Eligible Interest. Brazil’s Financing Plan was a “Brady Plan”-type restructuring, the term coined for debt restructuring based on the policy articulated by U.S. Treasury Secretary Nicholas Brady in a speech before the Third World Debt Conference in March 1989. The Brady Plan advocated restructurings which would, among other things, (i) exchange debt for freely transferable bonds, (ii) result in significant reductions in the level of debt and the rate of interest payable thereon, and (iii) collateralize some types of new bonds with the pledge of U.S. Treasury zero-coupon obligations.

Holders of Eligible Debt exchanged their Eligible Debt for the following types of bonds: (i) Par Bonds (“Par Bonds”), (ii) Discount Bonds (“Discount Bonds”), (iii) Front-Loaded Interest Reduction Bonds (“FLIRBs”), (iv) Front-Loaded Interest Reduction with Capitalization Bonds (“C-Bonds”), and (v) a combination of New Money Bonds (“New Money Bonds”) and Debt Conversion Bonds (“Debt Conversion Bonds”). Eligible Interest was exchanged (after giving effect to certain interest rate adjustments and cash interest payments made by Brazil pursuant to the 1992 Financing Plan) for EI Bonds (the “EI Bonds”). The Par Bonds, Discount Bonds, FLIRBs, C-Bonds, New Money Bonds, Debt Conversion Bonds and EI Bonds are referred to herein collectively as the “Brady Bonds”. Subject to their respective terms, each of the Brady Bonds is eligible for use as currency in the Brazilian privatization program.

The agreements implementing the 1992 Financing Plan provide for the collateral securing the Par Bonds and Discount Bonds to be delivered in four installments, with the last such installment to be delivered in April 1996. On October 12, 1995, the Republic accelerated its delivery of collateral by delivering the final installment on that date. As a result, the 1992 Financing Plan has been fully implemented.

The 1992 Financing Plan produced a reduction of approximately $4 billion in the stock of Eligible Debt; the $11.2 billion of Eligible Debt tendered for Discount Bonds resulted in the issuance of $7.3 billion of such bonds. In addition, the Government estimates that the 1992 Financing Plan will generate another $4 billion in interest savings over the 30-year repayment period. After giving effect to the completion of the phased delivery of collateral in October 1995, Brazil had approximately $17.8 billion of its external debt in the form of Par Bonds and Discount Bonds. The total cost of collateral to the Republic was approximately $3.8 billion.

At the Republic’s option, the Brady Bonds may be redeemed at par in whole or in part prior to their maturity. The EI Bonds and New Money Bonds also include a mandatory redemption provision under which the Republic is required to redeem the EI Bonds and New Money Bonds at par if the Republic prepays certain obligations.

On September 12, 1996 the Federal Senate passed Resolution No. 69, which authorizes the Republic to repurchase or exchange its outstanding external indebtedness in the secondary market either for cash or for new securities issued by the Republic, provided that such repurchase or exchange of indebtedness permits the Republic to reduce its outstanding external indebtedness, reduce its debt service, lengthen the term of the indebtedness or otherwise improve the external debt profile of the Republic. The Republic has completed nine exchange offers and repurchase transactions pursuant to Resolution No. 69. Through such exchange offers and repurchase transactions, the Republic acquired and subsequently cancelled approximately $2.9 billion aggregate principal amount of Par Bonds, approximately $5.8 billion aggregate principal amount of Discount Bonds, approximately $1.1 billion aggregate principal amount of FLIRBs, approximately $2.3 billion aggregate principal amount of C-Bonds, approximately $2.1 billion aggregate principal amount of Debt Conversion Bonds, approximately $1.7 billion aggregate principal amount of EI Bonds, approximately $113 million aggregate principal amount of Brazil Investment Bonds due 2013, approximately $200 million aggregate principal amount of IDU Bonds and euro 34 million aggregate principal amount of euro-denominated bonds issued in the capital markets.

The following chart sets forth certain summary information with respect to each series of Brady Bonds outstanding on December 31, 2002.

Table No. 37

Debt Securities Created by Brady Plan

Bond Type	Annual Interest Rate	Principal Repayment	Total Principal Amount of Bonds outstanding on December 31, 2002 (in millions of dollars)	% of Total
Par Bonds	Fixed rates stepping up from 4% to 6% in year 6 and subsequent years	4/15/24	$2,025	11.1

Discount Bonds	Six-month LIBOR + 13/16%	4/15/24	2,181	12.0

FLIRBs	Various fixed rates stepping up from 4% to 5% in year 6; thereafter six-month LIBOR + 13/16%	in 13 consecutive equal semi-annual installments beginning 4/15/03	607	3.3

C-Bonds	8%(1)	in 21 consecutive equal semi-annual installments beginning 4/15/04(2)	6,540	35.9

New Money Bonds	Six-month LIBOR + 7/8%	in 17 consecutive equal semi-annual installments beginning 4/15/01	1,354	7.4

Debt Conversion Bonds	Six-month LIBOR + 7/8%	in 17 consecutive equal semi-annual installments beginning 4/15/04	3,794	20.8

EI Bonds	Six-month LIBOR + 13/16%	in 19 consecutive semi-annual installments beginning 4/15/97	1,727	9.5
Total			$18,226	100.00%

(1)	A portion of the interest payable under C-Bonds during the first six years from the April 15, 1994 exchange date has been capitalized as principal.
(2)	Principal to be repaid under the C-Bonds includes capitalized interest.

Source:  National Treasury Secretariat and Central Bank

Debt Record

As part of the reorganization of the public sector, the Republic has been liquidating certain public sector entities and proceeded to assume their current and past due debts. In such cases, the Republic first confirms the amount and authenticity of the debts and then honors those obligations through the issuance primarily of instruments eligible for use in the privatization program or, in some cases, National Treasury Notes. This process is also applied to certain obligations of the Republic arising from internal financing mechanisms in the housing and electricity sectors.

The Republic has defaulted on and rescheduled loans from commercial banks and official creditors. See “—Debt Crisis and Restructuring”. Throughout the debt restructuring process from 1982 to 1994, the Republic continued to make principal and interest payments on its external bonded indebtedness in accordance with the terms of such indebtedness. Prior to 1994, a very small percentage of Brazil’s external indebtedness was represented by bonds; however, this percentage has increased significantly as a result of the Brady Plan-type restructuring described above.

TABLES AND SUPPLEMENTARY INFORMATION

Table No. 38

External Direct Debt of the Federal Government

	Interest	Issue Date	Final Maturity	Currencies	Amount Disbursed	Principal Amount(1) Outstanding At December 31, 2002
					(in millions of dollars)
Multilateral Organizations
World Bank	Various	Various	Various	Various	$10,671.3	$6,168.4
Inter-American Development Bank (IDB)	Various	Various	Various	Various	7,384.7	4,295.7
Others	Various	Various	Various	Various	86.3	34.9

Total (Multilateral Organizations)						$10,499.0

Foreign Governments
Foreign Governmental Agencies
Original Loans	Various	Various	Various	Various	$3,111.4	$1,014.5
Paris Club Phase IV	Various	26-Feb-92	31-Dec-06	Various	8,340.8	5,507.0

Total (Foreign Governments)						$6,521.5

Bonds (BRADIES)
1994 Eligible Interest Bond (EI Bond)(2)	Floating	15-Apr-94	15-Apr-06	US$	$5,430.7	$1,726,8
1994 Front-Loaded Interest Reduction Bond (FLIRB)	Various	15-Apr-94	15-Apr-09	US$	1,737.7	607.1
1994 New Money Bond	Floating	15-Apr-94	15-Apr-09	US$	2,539.1	1,354.1
1994 Debt Conversion Bond	Floating	15-Apr-94	15-Apr-12	US$	8,489.9	3,793.1
1994 Front-Loaded Interest Reduction with Capitalization Bond (“C” Bond)	Various	15-Apr-94	15-Apr-14	US$	9,086.4	6,539.6
1994 Discount Bond	Floating	15-Apr-94	15-Apr-24	US$	11,210.0	2,181.0
1994 Par Bond	Various	15-Apr-94	15-Apr-24	US$	10,491.1	2,024.5

Total (“Bradies”)						$18,226.2

Bonds (GLOBAL)
1997 Global Bond BR 04	10.125%	09-Jun-97	15-May-27	US$	$3,000.0	$3,000.0
2001 Global Bond BR 05	9.625%	17-May-01	17-Jul-2005	US$	1,000.0	1,000.0
2001 Global Bond BR 06	10.500%	11-Jan-01	11-Jan-06	US$	1,500.0	1,500.0
2000 Global Bond BR 07	12.250%	26-Jul-00	26-Jul-07	US$	1,500.0	1,500.0
1998 Global Bond BR 08	9.375%	07-Apr-98	07-Apr-08	US$	1,250.0	1,250.0
2002 Global Bond NBR 08	11.500%	12-Mar-02	12-Mar-08	US$	1,250.0	1,250.0
1999 Global Bond BR 09	14.500%	25-Oct-99	15-Oct-09	US$	2,000.0	2,000.0
2002 Global Bond BR 10	12.000%	16-Apr-02	16-Apr-10	US$	1,000.0	1,000.0
2002 Global Bond BR 12	11.000%	11-Jan-02	11-Jan-12	US$	1,250.0	1,250.0
2000 Global Bond BR 20	12.250%	26-Jan-00	15-Jan-20	US$	1,000.0	1,000.0
2001 Global Bond BR 24	8.875%	22-Mar-01	15-Apr-24	US$	2,150.0	2,150.0
1999 Global Bond BR 27	11.625%	30-Apr-99	15-Apr-04	US$	3,000.0	3,000.0
1998 Global Bond BR 27	10.125%	24-Mar-98	15-May-27	US$	500.0	500.0
2000 Global Bond BR 30	12.250%	06-Mar-00	06-Mar-30	US$	1,600.0	1,600.0
2000 Global Bond BR 40	11.000%	17-Aug-00	17-Aug-40	US$	5,157.3	5,157.3

Total (“Globals”)						$27,157.3

Bonds (EUROS)
1998 Euro Bond	8.625%	03-Mar-98	03-Mar-03	EUR	$523.7	$523.7
Samurai—03	4.500%	17-Apr-00	17-Apr-03	YEN	504.8	504.8
Samurai—2003	3.750%	30-Aug-01	28-Aug-03	YEN	1,682.5	1,682.5
1999 Euro Bond	11.125%	30-Sep-99	30-Sep-04	EUR	513.3	513.3
Euro—05	9.000%	05-Jul-00	05-Jul-05	EUR	773.1	773.1
Euro—05	9.000%	05-Jul-00	05-Jul-05	EUR	523.8	523.8
1999 Euro Bond	12.000%	17-Nov-99	17-Nov-06	EUR	720.7	720.7
Samurai—06	4.500%	22-Dec-00	22-Dec-06	YEN	504.8	504.8
1997 DEM Eurobond	8.000%	26-Feb-97	26-Feb-07	DEM	534.5	534.5
2001 Samurai 07	4.750%	10-Apr-01	10-Apr-07	YEN	673.0	673.0

	Interest	Issue Date	Final Maturity	Currencies	Amount Disbursed	Principal Amount(1) Outstanding At December 31, 2002
					(in millions of dollars)
1997 Euro GPB Bond	10.000%	30-July-97	30-Jul-07	GPB	241.7	241.7
Euro—07	9.500%	05-Oct-00	05-Oct-07	EUR	785.6	785.6
1998 DEM Bond	10.000%	23-Apr-98	23-Apr-08	DM	400.9	400.9
Euro—10	11.000%	04-Feb-00	04-Feb-10	EUR	785.6	785.6
REP 09	9.500%	04-Feb-00	04-Feb-10	EUR	1,047.5	1,047.5
2002 Euro REP 11	11.500%	02-Apr-02	02-Apr-09	EUR	523.7	523.7
1997 Eurolira Bond	11.000%	26-Jun-97	26-Jun-17	ITL	405.7	405.7

Total (“Euros”)						$11,144.9

Bonds (Others)
Brazil Investment Bond BIB	6.000%	31-Aug-89	15-Jul-13	US$	$464.5	$341.3

Total (“Others”)						$341.3

Total (“Bonds”)						$56,869.7

Commercial Banks
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	$1,082.6	$1,089.7
Loans	Various	Various	Various	Various	122.7	57.0

Total (Commercial Banks)						$1,146.7

Others
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	376.2	$285.6
Total (Others)						$285.6

Total						$75,322.5

(1)	Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (selling) at December 31, 2002.
(2)	Capitalized interest.

Source:  Central Bank

Table No. 39

External Debt Guaranteed by the Federal Government

	Interest	Issue Date	Final Maturity	Currencies	Amount Disbursed	Principal Amount(1) Outstanding At December 31, 2002
					(in millions of dollars)
I. To Public Entities
Multilateral Organizations
International Monetary Fund (IMF)	Floating	Various	Various	SDR	$20,056.6	$19,688.0
World Bank	Various	Various	Various	Various	10,671.3	2,321.0
Inter-American Development Bank	Various	Various	Various	Various	11,840.2	7,715.0
Others	Various	Various	Various	Various	283.6	160.0

Total (Multilateral Organizations)						$29,884.0

Foreign Governments
Foreign Governmental Agencies Original Loans	Various	Various	Various	Various	3,269.5	$1,835.1

Total (Foreign Government)						$1,835.1

Commercial Banks
Import Financing Credits with Guarantee of Foreign Governments	Various	Various	Various	Various	—	—
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	589.8	$321.2
Loans	7.09%	1-Sept-99	18-Dec-17	US$	60.0	60.0

Total (Commercial Banks)						$381.2

Other
Import Financing Credits with Guarantee of Foreign Governments	Various	Various	Various	Various	—	—
Loans	6.50%	1-July-64	1-July-09	US$	152.7	$6.0

Total (Other)						$6.0
Total for Public Entities						$32,106.3

II. To Private Companies
(Including Privatized Companies)	Various	Various	Various	Various	1,025.6	$292.0

Total						$32,398.3

(1)	Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (sell side) at December 31, 2002.

Source:  Central Bank

Table No. 40

Internal Securities Debt of the Republic

Outstanding on December 31, 2002

Name	Index(1)	Interest Rate	Issuance Date	Final Maturity	Outstanding Amount(3) (millions of US$)
National Treasury Letters (NTL)	—	— (2)	Various (Jan 2001–Jun 2002)	Various (Jan 2003–Out 2004)	$3,848
National Treasury Notes (NTN)
A Series	US$	5.25% (Apr 1998) 5.5% (Apr 1998–Apr 1999) 5.75% (Apr 1999–Apr 2000 6.0% (Apr 2000–Apr 2024)	(Dec 1997–Nov 2000)	Various (Sep 2013–Apr 2024)	$4,589
B Series	IPCA	6.00%	(Nov 2001–Mar 2002)	(Nov 2013–Nov 2033)	$2,730
C Series	IGP-M	6% and 12%	(Dec 1999–Oct 2002)	(July 2005–Jan 2031)	$13,183
D Series	US$	6% and 12%	Various (Apr 1998–Sep 2002)	Various (Jan 2003–July 2008)	$14,100
H Series	TR	—	Jun-98	Jun-03	$46
I Series	US$	0% and 12%	Various (May 1995–Apr 2001)	Various (Jan 2003–Aug 2018)	$485
M Series	US$	Libor + 7/8%	Various (Apr 1994–Sept 1994)	Various (Apr 2003–Apr 2009)	$233
P Series	TR	6.00%	Various (May 1994–Jun 2000)	Various (Sep 2007–Jun 2015)	$688
R2 Series	US$	12.00%	Feb-94	Various (Feb 2003–Feb 2004)	$2
National Treasury Bonds	US$/TR	6.00%	Various (Dec 1989–Nov 1990)	Various (Mar 2003–Sept 2013)	$28
Financial Treasury Letters (FTL)	Overnight	—	Various (Aug 1998–Dec 2002)	Various (Jan 2003–Dec 2013)	$100,884
A Series	Overnight	0.0245%(4)	Various (May 1998–Jun 2000)	Various (May 2013–Jun 2015)	$908
B Series	Overnight	—	Various (Dec 1997–Dec 2002)	Various (Jan 2003–Oct 2015)	$3,610
M Series(5)	Overnight	—	Various (Oct 1998–Apr 1999)	Various (Feb 2003–Sep 2003)	$47
National Treasury Certificate (CTN)	IGP-M	12%	Various (Mar 2001–Dec 2002)	Various (May 2018–Dec 2022)	$427
Financial Treasury Certificate (CFT)
A Series	IGP-DI	6% and 12%	Various (Sep 1998–Sept 2001)	Various (Dec 2014–Sept 2028)	$3,703
B Series	TR	6.00%	Various (Jan 1997–Jan 2002)	Various (Jan 2027–Jan 2032)	$4
D Series	US$	0% and 6%	Various (Oct 1998–Apr 2002)	Various (Oct 2004–May 2031)	$1,019
E Series	IGP-M	Various	Various (Jan 2000–Dec 2002)	Various (Mar 2011–Dec 2032)	$286
Securitized Credits	US$ IGP-DI IGP-M INPC Overnight TJLP TR	Various Various Various Various Various Various Various	Various (Apr 1993–Feb 1994) Various (Aug 1991–Apr 2000) Various (July 1994–Sept 1994) (Jun 1998) Various (Oct 1998–Jun 1999) (Jun 1998) Various (Jan 1997–Jun 1998)	Various (July 2003–Feb 2004) (Aug 1993–Jan 2023) Various (July 2004–Sept 2004) (July 2015) Various (Oct 2006–Jun 2007) (July 2006) Various (Jan 2007–Jan 2027)	$18 $1,696 $91 $8 $505 $13 $2,029
Agrarian Debt	TR	Various	(Nov 1995)	Various (Oct 2003–Oct 2005)	$284
	Overnight	Various	(Oct 1995–Oct 2002)	Various (Oct 2003–Oct 2005)	$1,330
	Others	Various	(Nov 1995)	Various (Oct 2003–Oct 2005)	$12
Public Debt Certificate (CDP)	TR	Various	(Mar 1998–Mar 2002)	Various Mar 2028–Mar 2032	$0,2
Agrarian Debt Securities (TDA)	TR	Various	Various	Various	$568
Central Bank Notes
E Series	US$	Various	Various (Jan 2000–Dec 2000)	Various (Jan 2003–Nov 2006)	$18,998
Total					$176,372.2

(1)	Securities indexed to each indicated rate/index:
Overnight	= Central Bank’s overnight rate
IGPM	= General Price Index (market based)
US$	= U.S. dollar exchange rate
TR	= Index based on average daily rate of certificates of deposit issued by certain major Brazilian banks
TJLP	= Long-term interest rate index
(2)	Zero-coupon securities issued at a discount from their face amount.
(3)	Exchange rate (selling rate) at end of December 31, 2002 (R$3.5333=US$1.00).
(4)	Monthly interest rate.
(5)	Municipality-issued securities assumed by the National Treasury.

Source:  National Treasury Secretariat